Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CCHN GROUP HOLDINGS, INC.,

THE PROVIDENCE SERVICE CORPORATION,

MATRIX ACQUISITION CO.

and

THE HOLDERS’ REPRESENTATIVE NAMED HEREIN

Dated as of September 17, 2014

TABLE OF CONTENTS

Page

1.	MATTERS OF CONSTRUCTION; DEFINITIONS		7
	1.1.	Matters of Construction.	7
	1.2.	Certain Definitions.	7
2.	THE MERGER		24
	2.1.	The Merger.	24
	2.2.	Closing; Effective Time.	24
	2.3.	Certificate of Incorporation; Bylaws; Directors and Officers.	24
	2.4.	Conversion of Shares.	25
	2.5.	Treatment of Options.	26
	2.6.	Closing Deliveries and Payments.	26
	2.7.	Surrender and Payment Procedures.	28
	2.8.	Dissenting Shares.	29
	2.9.	Fractional Shares.	30
	2.10.	Withholding Rights.	30
	2.11.	Closing Estimates; Cash Purchase Price Adjustment.	30
	2.12	Escrow and Holders’ Representative Fund.	34
	2.13	Illustrative Calculations.	34
3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY.		34
	3.1.	Power and Authorization.	34
	3.2.	Organization.	35
	3.3.	Capitalization and Subsidiaries.	35
	3.4.	No Violation; Approvals and Consents.	37
	3.5.	Financial Statements, Etc.	38
	3.6.	Assets.	39
	3.7.	Absence of Changes.	39
	3.8.	Taxes.	40
	3.9.	Real Property.	42
	3.10.	Legal Compliance.	43
	3.11.	Company Plans.	43
	3.12.	Intellectual Property.	45

	3.13.	Permits.	47
	3.14.	Environmental Matters.	47
	3.15.	Material Contracts.	48
	3.16.	Transactions with Affiliates.	50
	3.17.	Litigation; Governmental Orders.	50
	3.18.	Insurance.	50
	3.19.	Labor Matters.	51
	3.20.	Healthcare Matters; Data Privacy and Security.	52
	3.21.	Brokers.	54
4.	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		55
	4.1.	Organization, Power and Standing.	55
	4.2.	Authorization.	55
	4.3.	No Violation or Approval; Consents.	56
	4.4.	Financing.	56
	4.5.	Brokers.	57
	4.6.	SEC Filings.	57
5.	CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PARENT AND MERGER SUB		58
	5.1.	Bring-Down of Representations and Warranties.	58
	5.2.	Performance of Obligations.	58
	5.3.	No Material Adverse Effect.	58
	5.4.	Pay-off Letter(s).	58
	5.5.	Termination Agreements.	59
	5.6.	Compliance Certificate.	59
	5.7.	No Legal Restraint.	59
	5.8.	HSR Clearance.	59
	5.9.	Delivery of Escrow Agreement	59
	5.10.	Stockholder Approval.	59
6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY		59
	6.1.	Bring-Down of Representations and Warranties.	59
	6.2.	Performance of Obligations.	59
	6.3.	Compliance Certificate.	59
	6.4.	No Legal Restraint.	60

	6.5.	HSR Clearance.	60
	6.6.	Delivery of Escrow Agreement	60
	6.7.	Stockholder Approval.	60
7.	COVENANTS OF THE PARTIES		60
	7.1.	Access to Premises and Information.	60
	7.2.	Conduct of Business Prior to Closing.	60
	7.3.	Confidentiality.	63
	7.4.	Preparation for Closing.	63
	7.5.	Business Records.	65
	7.6.	Directors and Officers Indemnification and Insurance.	65
	7.7.	Conflicts of Interest; Privilege.	67
	7.8.	Transfer Taxes.	67
	7.9.	Tax Returns.	68
	7.10.	Exclusivity.	69
	7.11.	Further Assurances.	70
	7.12.	280G.	70
	7.13.	Financing.	71
	7.14.	Cash Bonus Plan.	74
	7.15.	Notification.	74
	7.16.	Escrow Agent and Escrow Agreement.	75
8.	TERMINATION		75
	8.1.	Termination.	75
	8.2.	Effect of Termination.	76
	8.3.	Parent Termination Payment.	76
9.	INDEMNIFICATION		78
	9.1.	Survival.	78
	9.2.	Indemnification.	78
	9.3.	Acknowledgment.	88
	9.4.	Third Party Remedies.	88
	9.5.	No Right of Contribution	88
10.	MISCELLANEOUS		89
	10.1.	Notices.	89
	10.2.	Expenses of Transaction.	90
	10.3.	Entire Agreement.	90

10.4.	Severability.	90
10.5.	Amendment.	90
10.6.	Parties in Interest.	90
10.7.	Assignment.	91
10.8.	Governing Law.	91
10.9.	Consent to Jurisdiction.	91
10.10.	Waiver of Jury Trial.	92
10.11.	Reliance.	92
10.12.	Specific Enforcement.	92
10.13.	Holders’ Representative.	93
10.14.	No Waiver.	95
10.15.	Negotiation of Agreement.	96
10.16.	Disclosure Schedules.	96
10.17.	Headings.	96
10.18.	Counterparts; Signature.	96

INDEX OF EXHIBITS

Exhibit A:	Certain Accounting Principles
Exhibit B:	Form of Escrow Agreement
Exhibit C:	Net Working Capital Calculation Schedule
Exhibit D:	Services Agreement Release and Termination Agreement
Exhibit E:	Form of Stockholder Approval
Exhibit F:	Amendment of Registration Rights Agreement
Exhibit G-1:	Form of Optionholder Acknowledgment
Exhibit G-2:	Form of Transmittal Documents
Exhibit H:	Illustrative Calculations
Schedule A:	Description of the Policies

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (as amended or otherwise modified from time to time in accordance with the terms hereof, this “Agreement”) is dated and effective as of September 17, 2014 and is entered into by and among CCHN Group Holdings, Inc., a Delaware corporation (the “Company”), The Providence Service Corporation, a Delaware corporation (“Parent”), Matrix Acquisition Co., a Delaware corporation (“Merger Sub”), and MM Holders’ Representative, LLC, a Delaware limited liability company, solely in its capacity as the Holders’ Representative hereunder (the “Holders’ Representative”).

recitals

A.     This Agreement contemplates a transaction in which Parent will acquire the Company pursuant to a merger (the “Merger”) of Merger Sub, a wholly-owned subsidiary of Parent, with and into the Company, with the Company surviving the Merger.

B.     The board of directors of the Company has unanimously (i) adopted a resolution approving this Agreement and declaring its advisability and (ii) recommended that its stockholders approve and adopt this Agreement, the Merger and the other Contemplated Transactions.

C.     The board of directors of Merger Sub has unanimously (i) adopted a resolution approving this Agreement and declaring its advisability and (ii) recommended that Parent, as its sole stockholder, approve and adopt this Agreement, the Merger and the other Contemplated Transactions (and Parent, as Merger Sub’s sole stockholder, has executed a written consent approving and adopting this Agreement, the Merger and the other Contemplated Transactions).

D.     The board of directors of Parent has unanimously approved and adopted this Agreement, the Merger and the other Contemplated Transactions.

E.     The board of directors of the Company has resolved to submit this Agreement to the stockholders of the Company for their adoption and it is contemplated that the requisite stockholders of the Company will, within two (2) Business Days following the execution and delivery of this Agreement, execute and deliver one or more written consents adopting this Agreement and approving the Merger.

F.     Welsh, Carson, Anderson & Stowe XI, L.P. has delivered a support letter to Parent pursuant to which it has agreed to exercise its drag-along rights under the Stockholders Agreement (as herein defined) on the terms and subject to the conditions set forth in such support letter.

G.     The Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger as set forth herein.

NOW, THEREFORE, in consideration of these premises, the covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	MATTERS OF CONSTRUCTION; DEFINITIONS.

1.1.     Matters of Construction. For purposes of this Agreement, unless otherwise expressly specified herein, the words “hereof”, “herein”, “hereunder” and words of similar import will refer to this Agreement as a whole and not to any particular Section or provision of this Agreement, and reference to a particular Section of this Agreement will include all subsections thereof. The word “party” shall refer to the Company, Parent, Merger Sub or the Holders’ Representative and the word “parties” shall refer to the Company, Parent, Merger Sub and the Holders’ Representative, inclusive. The word “including” means including without limitation. Definitions will be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender will include each other gender. All references in this Agreement to any Section, Exhibit or Schedule will, unless otherwise specified, be deemed to be a reference to a Section, Exhibit or Schedule of or to this Agreement, in each case as such may be amended in accordance herewith, all of which are made a part of this Agreement. Unless the context clearly requires otherwise, when used herein “or” shall not be exclusive (i.e., “or” shall mean “and/or”). Any reference herein to “$” or “dollars” means United States dollars.

1.2.     Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

“Accounting Principles” means the accounting principles, methodologies and policies described on Exhibit A hereto.

“Acquired Companies” means the Company and its direct and indirect Subsidiaries.

“Action” means any suit, litigation, action, cause of action, arbitration, investigation, whistleblower action, qui tam claim or other similar legal proceeding (whether in contract, tort or otherwise, whether at law or in equity and whether civil or criminal) by or before a Governmental Authority.

“Adjustment Escrow Account” means an escrow account established by the Escrow Agent to hold the Adjustment Escrow Funds pursuant to the terms of the Escrow Agreement and this Agreement.

“Adjustment Escrow Amount” means $2,000,000.

“Adjustment Escrow Funds” means, at any time, the portion of the Adjustment Escrow Amount then remaining in the Adjustment Escrow Account plus all interest (if any) or other amounts earned thereon (if any).

“Affiliate” means, as to any Person, any other Person controlling, controlled by or under common control with such Person. For the purposes of this definition, “controlling”, “controlled” and “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Exercise Price” means the aggregate exercise price of all Options that are unexercised and vested (after giving effect to any acceleration of vesting in connection with the Merger) as of immediately prior to the Effective Time.

“Antitrust Laws” means the Sherman Antitrust Act, the Clayton Antitrust Act of 1914, the HSR Act and all other federal, state and foreign statutes, rules, regulations, orders, decrees, and other Legal Requirements that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or competition.

“Base Cash Purchase Price” means $360,000,000.

“Base Purchase Price” means $400,000,000.

“Business” means the business conducted by the Acquired Companies through and as of the date hereof.

“Business Day” means any weekday other than a weekday on which banks in New York, New York are authorized or required by applicable Legal Requirements to be closed.

“Calculation Time” means the close of business on the day immediately preceding the Closing Date.

“Cash Bonus Plan Escrow Account” means an escrow account established by the Escrow Agent to hold Cash Bonus Plan Escrow Funds pursuant to the terms of the Escrow Agreement and this Agreement.

“Cash Bonus Plan Escrow Funds” means, at any time, the portion of the Aggregate Cash Bonus Amount then remaining in the Cash Bonus Plan Escrow Account plus all interest (if any) or other amounts earned thereon (if any).

“Cash on Hand” means all cash and cash equivalents (including marketable securities, uncashed checks payable to the Acquired Companies, bank deposits and short term investments) of the Acquired Companies, whether or not held in deposit, checking or other accounts, calculated on a consolidated basis as of the Calculation Time; provided that, notwithstanding anything to the contrary contained in Exhibit A or in this Agreement, Cash on Hand shall (A) exclude any restricted cash of the Acquired Companies (other than cash held as a security or similar deposit), (B) be calculated inclusive of deposits owned by an Acquired Company (but without duplication of any deposit included as a current asset in the calculation of Net Working Capital), (C) be reduced by the amount of any cash that is used by the Acquired Companies on the Closing Date (i.e., after the Calculation Time) and prior to the Effective Time to satisfy any obligations that would have otherwise been included in Seller Transaction Expenses or the Closing Debt Amount and (D) be calculated in accordance with GAAP and, to the extent consistent with GAAP, using the same accounting principles, methodologies and policies followed in the preparation of the Most Recent Balance Sheet.

“Cash Purchase Price” means an amount in cash calculated as follows:

(a)     the Base Cash Purchase Price,

(b)     minus Net Debt,

(c)     minus the aggregate amount of all Seller Transaction Expenses;

(d)     plus the amount (if any) by which the Net Working Capital exceeds the Net Working Capital Target or minus the amount (if any) by which the Net Working Capital is less than the Net Working Capital Target; provided, further, that the Cash Purchase Price shall be subject to adjustment in accordance with Section 2.11.5, Article 9, and the terms and conditions of the Escrow Agreement.

“Closing Cash Option Consideration” means, in respect of any Option that is unexercised and vested (after giving effect to any acceleration of vesting in connection with the Merger) as of immediately prior to the Effective Time, the amount in cash determined by multiplying (i) the Closing Per Share Cash Merger Consideration by (ii) the number of Shares issuable upon exercise of such Option in full as of immediately prior to the Effective Time (assuming, for purposes of determining such number of Shares, that such Option is exercised by payment of the exercise price by means of a net exercise (valuing each underlying Share at the Notional Closing Per Share Merger Consideration) rather than payment of any cash).

“Closing Debt Amount” means the amount of Indebtedness of the Acquired Companies existing as of the Effective Time (without giving effect to any financing or refinancing transactions or repayment of existing Indebtedness taking place in connection with the Closing but including any interest, fees, premiums or penalties that accrue on such existing Indebtedness as a result of the Closing).

“Closing Per Share Cash Merger Consideration” means an amount equal to the quotient (without rounding) obtained by dividing (i) the Cash Purchase Price less the Indemnity Escrow Amount, less the Adjustment Escrow Amount, less the Holders’ Representative Fund Amount by (ii) the Fully Diluted Share Number.

“Closing Per Share Stock Merger Consideration” means a number of shares of Parent Common Stock equal to the quotient (without rounding) obtained by dividing (i) 946,746 shares of Parent Common Stock by (ii) the Fully Diluted Share Number.

“Closing Stock Option Consideration” means, in respect of any Option that is unexercised and vested (after giving effect to any acceleration of vesting in connection with the Merger) as of immediately prior to the Effective Time, a number of shares of Parent Common Stock equal to the product of (i) the Closing Per Share Stock Merger Consideration and (ii) the number of Shares issuable upon exercise of such Option in full as of immediately prior to the Effective Time (assuming, for purposes of determining such number of Shares, that such Option is exercised by payment of the exercise price by means of a net exercise (valuing each underlying Share at the Notional Closing Per Share Merger Consideration) rather than payment of any cash).

“COBRA” means the U.S. Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

“Code” means the Internal Revenue Code of 1986 and the applicable United States Treasury regulations issued thereunder, in each case, as amended from time to time.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Power and Authorization), Section 3.2.1 (Organization), Section 3.2.2 (Governing Documents), Sections 3.3.1, 3.3.2 and 3.3.3 (Capitalization), Section 3.4.3 (No Violation of Legal Requirement or Governmental Order), Section 3.4.4 (No Violation of Organizational Documents) and Section 3.21 (Brokers); provided that the representations and warranties set forth in Section 3.21 (Brokers) shall not constitute a Company Fundamental Representation for purposes of the condition set forth in Section 5.1.

“Company IP Rights” means the Intellectual Property Rights owned by or licensed to the Acquired Companies.

“Company’s Knowledge” means the knowledge, as of the date hereof, of any one or more of Randy Dobbs, Walter Cooper, Brian Esterly, Zach Gerbarg, Michael Cantor, Paul McDonald, Chaz Hinkle, John Hopkins, and John Moore after reasonable inquiry with respect to the fact or other matter at issue.

“Contemplated Transactions” means the Merger and other transactions contemplated by this Agreement and the Escrow Agreement.

“Contract” means, with respect to any Person, any contract, agreement, deed, mortgage, lease, sublease, license, sublicense or other legally enforceable commitment, promise, undertaking, arrangement or understanding, whether written or oral, to which or by which such Person is a party or is otherwise bound.

“Disclosure Schedules” means the disclosure schedules to this Agreement that are being delivered by the Company in connection with the execution and delivery hereof.

“Effective Time” means the time at which the Certificate of Merger is filed with, and accepted for filing by, the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL.

“Employee Plan” means any written plan, program, agreement, policy or arrangement that is: (a) a welfare plan as defined in Section 3(1) of ERISA; (b) a pension benefit plan within the meaning of Section 3(2) of ERISA; (c) a stock bonus, stock purchase, stock option, restricted stock, stock appreciation right or similar equity-based plan; or (d) a deferred-compensation, profit sharing, retirement, welfare-benefit, bonus, incentive, retention, transaction, change-in-control, severance, supplemental unemployment, layoff, salary continuation, health, life insurance, disability, group insurance, vacation, holiday, sick, paid time-off, or fringe benefit plan, program, agreement, or arrangement (whether formal or informal, verbal or written, qualified or non-qualified, and whether or not subject to ERISA), including any funding, insurance, trust, or other payment mechanism; or (e) any other employment, employment-related, compensatory, or separation agreement.

“Employment Loss” means an “employment loss” (within the meaning of the WARN Act), layoff, or other similar event that when aggregated with enough other such events would trigger the notice or damages provisions of the WARN Act.

“Encumbrance” means any charge, lien, pledge, security interest, mortgage, deed of trust or other encumbrance (it being understood that restrictions on the transfer of securities arising under applicable Legal Requirements shall not be deemed to be Encumbrances).

“Environmental Laws” means all applicable United States federal, state or local Legal Requirements relating to pollution or protection of the environment, including, any Legal Requirements that relate to (a) health or safety with respect to Hazardous Substances, (b) the Release or threatened Release of any Hazardous Substances, or (c) the management of any Hazardous Substances.

“Equity Interests” means (a) any capital stock, partnership or membership interest, unit of participation or other similar interest (however designated) in any Person and (b) any option, warrant, purchase right, conversion right, exchange right or other Contract which would entitle any other Person to acquire any such interest in any such Person referred to in (a) or otherwise entitle any other Person to share in the equity, profits, earnings, losses or gains of any such Person referred to in (a) (including stock appreciation, phantom stock, profit participation or other similar rights).

“ERISA” means the Employee Retirement Income Security Act of 1974 and the regulations issued thereunder, in each case, as amended from time to time.

“ERISA Affiliate” means (a) any company, trade, or business that is required to be aggregated with any Acquired Company under Code Section 414(b), (c), (m), or (o); (b) any other company, entity, trade, or business that with the preceding six (6) years has adopted, participated in, or had employees covered under any Employee Plan of any Acquired Company; and (c) any predecessor or successor company, entity, or trade or business of any Acquired Company.

“Escrow Accounts” means, collectively, the Adjustment Escrow Account, the Indemnity Escrow Account, the Cash Bonus Plan Escrow Account and the Healthcare and Privacy Escrow Account.

“Escrow Agent” means Wilmington Trust, N.A., or another commercial bank or trust company designated by the Company and Parent prior to the Closing (with each acting reasonably and in good faith), or any replacement escrow agent thereafter designated pursuant to the Escrow Agreement.

“Escrow Agreement” means the Escrow Agreement, substantially in the form of Exhibit B to this Agreement (with such changes thereto as may be requested by the Escrow Agent which are reasonably acceptable to the Company and Parent), that is to be entered into pursuant to this Agreement by Parent, the Holders’ Representative and the Escrow Agent on or prior to the Closing Date.

“Escrow Funds” means, at any time, the portions of the Indemnity Escrow Amount, the Adjustment Escrow Amount and the Aggregate Cash Bonus Amount then remaining in the respective Escrow Accounts plus all interest (if any) or other amounts earned thereon (if any).

“Escrow Parent Shares” shall mean the shares of Parent Common Stock issued at the Closing as Closing Per Share Stock Merger Consideration and Closing Stock Option Consideration.

“Fully Diluted Share Number” means a number equal to (i) the total number of Shares outstanding immediately prior to the Effective Time, plus (ii) the total number of Shares issuable upon exercise in full of all unexercised and vested (after giving effect to any acceleration of vesting in connection with the Merger) Options immediately prior to the Effective Time (assuming, for purposes of determining such number of Shares, that such Options are exercised by payment of the exercise price by means of a net exercise (valuing each underlying Share at the Notional Closing Per Share Merger Consideration) rather than payment of any cash).

“Fundamental Representations” means the Company Fundamental Representations and the Parent Fundamental Representations.

“GAAP” means United States generally accepted accounting principles, as in effect as of the relevant date.

“Government Sponsored Healthcare Programs” means all health benefit programs that are sponsored by a Governmental Authority, including state Medicaid programs, Medicare, the TRICARE program and Medicare Advantage.

“Governmental Authority” means any United States federal, state or local or any foreign government, or political subdivision thereof, or any multinational organization or authority, or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, governmental or taxing authority or power (or any department, bureau or division thereof), any court or tribunal, or any arbitrator or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree (including any consent decree or similar agreed order or judgment), stipulation, ruling, determination or award issued or entered by any Governmental Authority.

“Hazardous Substances” means any contaminants, pollutants, toxic substances, radioactive materials, medical waste, biohazardous waste, infectious waste, pharmaceutical waste, laboratory waste or sharp waste, hazardous wastes, hazardous materials or hazardous substances, as any of the foregoing may be defined in any Environmental Law, including (i) petroleum, petroleum products or fractions, asbestos, asbestos containing materials, urea formaldehyde, polychlorinated biphenyls. microbial matter, biological toxins, mycotoxins, or toxic molds; or (ii) any substance classified as toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous and is regulated pursuant to any Environmental Laws.

“Healthcare Billing and HIPAA Escrow Account” means an escrow account established by the Escrow Agent to hold the Escrow Parent Shares pursuant to the terms of the Escrow Agreement and this Agreement.

“Healthcare Billing and HIPAA Losses” means any and all Losses imposed upon, suffered or incurred by any Parent Indemnified Person as a result of or relating to any breach of, or inaccuracy in any Healthcare Billing Representation or any HIPAA Representation.

“Healthcare Billing Representations” means any representation or warranty of the Company in Article 3 that relates to or is connected with billing to Government Sponsored Healthcare Programs.

“Healthcare Laws” means any Legal Requirement relating to the regulation, provision or administration of, or billing or payment for, healthcare products or services, including, but not limited to: (i) the federal Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)), the federal Stark Law (42 U.S.C. §1395nn), the federal civil False Claims Act (31 U.S.C. §3729 et seq.), the federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the federal Anti-Kickback Act of 1986 (41 U.S.C. §§ 51-58), the federal Exclusion Laws (42 U.S.C. § 1320a-7), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.), the Federal Health Care Fraud Law (18 U.S.C. § 1347) and the regulations promulgated pursuant to such statutes; (ii) the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104 191, 42 U.S.C. §§ 1320d--1329d-8), the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 3000 et seq), and the regulations promulgated thereunder (including the HIPAA Rules); (iii) the Medicare statute (Title XVIII of the Social Security Act) and the regulations promulgated thereunder, including but not limited to 42 C.F.R. Part 484; (iv) the Medicaid statute (Title XIX of the Social Security Act) and the regulations promulgated thereunder; (v) TRICARE (10 U.S.C. Section 1071 et seq.); and (vi) licensure laws, rules or regulations relating to the regulation, provision or administration of, or payment for, healthcare products or services, each of (i) through (vi) as amended from time to time.

“HIPAA Representations” means any representation or warranty of the Company in Article 3 that relates to or is connection with the Company’s policies and procedures in its Business Association Agreement under HIPAA.

“HIPAA Rules” means the Privacy, Security, Breach Notification and Enforcement Rules, as amended, at 45 C.F.R. Parts 160 and 164.

“Holders” means the Stockholders and the Option Holders.

“Holders’ Representative Fund Amount” means $250,000.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations issued thereunder, in each case, as amended from time to time.

“Indebtedness” means, with respect to any Person, without duplication, all liabilities (including all liabilities in respect of principal, accrued interest, penalties, breakage costs, fees and premiums) of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures, or similar instruments, (iii) for the deferred purchase price of assets, property, goods or services (other than trade payables, accruals or similar liabilities incurred in the ordinary course of business), (iv) under any interest rate, currency or other hedging agreements, to the extent payable if terminated, (v) any letter of credit, surety bond, performance bonds, bankers acceptances or similar obligations or instruments, in each case, to the extent drawn and (vi) in the nature of guarantees of the obligations described in clauses (i) through (v) above of any other Person. For the avoidance of doubt, Indebtedness does not include (A) any intercompany obligations between or among the Acquired Companies and (B) any letter of credit, surety bond, performance bonds, bankers acceptances or similar obligations or instruments, in each case, to the extent undrawn.

“Indemnified Person” means, with respect to any Indemnity Claim, each Parent Indemnified Person or Seller Indemnified Person asserting the Indemnity Claim (or on whose behalf the Indemnity Claim is asserted) under Section 9.2.1, 9.2.2 or 9.2.3, as the case may be (it being understood that, as contemplated by Section 10.13, the Holders’ Representative will be the exclusive agent and attorney-in-fact for each of the Holders for purposes of asserting Indemnity Claims, receiving and giving notices and service of process in respect thereof, making filings with any court or other Governmental Authority in respect thereof and controlling and otherwise making all decisions in connection with each Indemnity Claim brought on behalf of any Holders under Section 9.2.3 and the term “Indemnified Person” shall mean the Holders’ Representative to the extent that it is acting in such capacity on behalf of any Holders).

“Indemnifying Party” means, with respect to any Indemnity Claim, the party or parties against whom such Indemnity Claim may be or has been asserted (it being understood that, without in any way limiting the Parent Indemnified Persons’ rights against the Holders arising out of, relating to, or resulting from any Indemnity Claim, as contemplated by Section 10.13, the Holders’ Representative will be the exclusive agent and attorney-in-fact for all purposes of responding to and defending Indemnity Claims, receiving and giving notices and service of process in respect thereof, making filings with any court or other Governmental Authority in respect thereof, controlling and otherwise making all decisions in connection with each Indemnity Claim brought under Section 9.2.1 or 9.2.2, and the term “Indemnifying Party” shall mean the Holders’ Representative when it is acting in such capacity; provided, however, that nothing herein shall make the Holders’ Representative, in its capacity as such, liable for any indemnification or other payment obligations of the Holders under this Agreement).

“Indemnity Claim” means a claim for indemnification under Section 9.2.1, 9.2.2 or 9.2.3, as the case may be.

“Indemnity Escrow Account” means an escrow account established by the Escrow Agent to hold Indemnity Escrow Funds pursuant to the terms of the Escrow Agreement and this Agreement.

“Indemnity Escrow Amount” means $3,000,000.

“Indemnity Escrow Funds” means, at any time, the portion of the Indemnity Escrow Amount then remaining in the Indemnity Escrow Account plus all interest (if any) or other amounts earned thereon (if any).

“Initial Value” means $42.25.

“Insurer” means each of the insurers named on Schedule A.

“Intellectual Property Rights” means all domestic or international intellectual property rights arising from or associated with the following, whether protected, created, or arising under the laws of the United States or any other jurisdiction anywhere in the world, and whether registered or unregistered: (i) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, other patent rights, and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models) (collectively, “Patents”); (ii) trademarks, trade names, service marks, logos, corporate names, domain names and other Internet addresses or identifiers, trade dress and similar rights, and applications (including intent to use applications) to register any of the foregoing and all goodwill associated therewith throughout the world (collectively, “Marks”); (iii) copyrights in works of authorship of any type and all rights, title, and interests in all copyrights, copyright registrations and applications for copyright registration, certificates of copyright and copyrighted interests throughout the world (collectively, “Copyrights”); (iv) all rights, title and interests in all trade secrets and trade secret rights arising under common law, state law, federal law or laws of foreign countries and all rights, title and interest in all know-how, trade secrets, ideas, concepts, inventions, customer lists, proprietary processes and formulae, products, hardware, software (including but not limited to, firmware or software in the form of source code, object code, byte code or other format), algorithm, architecture, structure, display screens, layouts, inventions, development tools and all documentation and media constituting, describing or relating to the above, including, manuals, memoranda and records (collectively, “Trade Secrets”); and (v) franchises, licenses, moral rights, publicity rights, data base rights and any other proprietary or intellectual property rights of any kind or nature anywhere in the world that do not comprise or are not protected by Marks, Patents, Copyrights or Trade Secrets.

“Legal Requirement” means any statute, law, ordinance, code, standard, rule, regulation, injunction or decree of a Governmental Authority or other similar requirement having the force or effect of law enacted, adopted, promulgated or applied by any Governmental Authority.

“Loss” means, subject to Section 9.2.4(g) and Section 9.2.4(h), any actual liability, loss, damage, judgment, award, fine, penalty, fee, cost, Tax, expense or amount paid in settlement (in each case, including reasonable attorneys’ fees and other experts and professionals expenses incurred in connection therewith).

“Marketing Period” means the first period of twenty (20) consecutive Business Days commencing on or after October 6, 2014, (a) throughout and at the end of which, Parent and Merger Sub shall have received the Required Information from the Company pursuant to Section 7.13; provided, that (i) if updated financial statements are required to be delivered pursuant to item 5 of Schedule 7.13(b) at any time during the Marketing Period, the Marketing Period will be deemed to commence on the first day after November 3, 2014 on which the Company has furnished Parent and Merger Sub with the updated information required by items 3, 4 and 5 of Schedule 7.13(b) and (ii) the Marketing Period shall not be deemed to have commenced if, after the date of this Agreement and prior to the completion of such period, (A) BDO USA, LLP shall have withdrawn its audit opinion with respect to any of Community Care Health Network, Inc.’s financial statements, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements by BDO USA, LLP or another independent accounting firm reasonably acceptable to Parent, or (B) the Company has notified Parent in writing of its intention to restate any historical financial statements included in the Required Information or that the Company is aware of an error or omission in the Required Information that could reasonably be expected to require the Company to restate any historic financial statements included in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the Required Information have been amended or the Company has notified Parent in writing that it has concluded no such restatement shall be required in accordance with GAAP; provided, further, that if the Company shall in good faith reasonably believe it has provided the Required Information, it will deliver to Parent and Merger Sub a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date of such notice (or, if earlier, on the date specified in such notice as the date of delivery of the Required Information; provided, further, that if such notice is delivered prior to October 6, 2014, the Marketing Period shall be deemed to have commenced on October 6, 2014), unless Parent and Merger Sub in good faith believe the Company has not completed the delivery of the Required Information and, within five (5) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which portions of the Required Information the Company have not delivered), in which case this clause (a) shall not be satisfied until the Company has provided all such Required Information specifically set forth in such notice (provided, that it is understood that the delivery of such written notice from Parent or Merger Sub to the Company will not prejudice the Company’s right to assert that the Required Information has in fact been delivered), (b) during the last five (5) Business Days of which the condition set forth in Section 5.8 shall have been satisfied and (c) at the end of which nothing has occurred and no condition exists that would reasonably be expected to cause any of the conditions set forth in Article 5 (other than Section 5.8) to fail to be satisfied, assuming the Closing were to be scheduled for the last Business Day of the Marketing Period. Notwithstanding anything to the contrary herein, (i) the Marketing Period shall exclude November 26, 2014 through December 1, 2014 (without restarting such twenty (20) Business Day period) and (ii) if the Marketing Period has not ended prior to December 19, 2014, then it will not commence until January 5, 2015.

“Material Adverse Effect” means any event, circumstance, change, state of facts or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on, or material adverse change in, the business, financial condition or results of operations of the Acquired Companies, taken as a whole; provided, however, that any such change or effect caused by or resulting from any of the following shall not be considered, and shall not be taken into account in determining the existence of, a “Material Adverse Effect”: (i) the announcement, pendency or consummation of the Contemplated Transactions, or the execution or delivery of this Agreement or the performance of obligations hereunder, including the impact of any of the foregoing on relationships with customers, suppliers or Service Providers, (ii) conditions affecting the global economy or financial markets as a whole, or generally affecting the industries in which the Acquired Companies conduct their business, (iii) any change after the date hereof in any applicable Legal Requirements or in GAAP or any interpretation thereof, (iv) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism, (v) earthquakes, hurricanes, floods or other natural disasters, (vi) the failure by the Acquired Companies to meet any revenue or earnings projections, forecasts or predictions, (vii) any action required by this Agreement, or (viii) any action taken by, or with the consent of, Parent or any of its Affiliates with respect to the Contemplated Transactions or with respect to the Acquired Companies; provided, that (A) the matters described in clauses (ii), (iii), (iv), and (v) shall be included and taken into account in the term “Material Adverse Effect” to the extent any such matter has a materially disproportionate adverse impact on the business, financial condition or results of operations of the Acquired Companies, taken as a whole, relative to other participants in the industries in which they operate and (B) clause (vi) will not prevent a determination that any change or effect underlying any such failure to meet revenue or earnings projections, forecasts or predictions has resulted in a Material Adverse Effect, but only to the extent such underlying change or effect is not otherwise excluded from this definition of Material Adverse Effect.

“Misclassification Losses” means any Losses incurred by an Acquired Company in connection with the defense or investigation of, or arising out of, any claim or Action relating to any actual or claimed misclassification of any Service Provider as an independent contractor rather than as an employee, but only in each case for the period prior to or on the Closing Date.

“Net Debt” means Closing Debt Amount minus Cash on Hand.

“Net Working Capital” means (i) the current assets of the Acquired Companies (consisting only of the asset account line items specified as “Current Assets” on the Net Working Capital Calculation Schedule) minus (ii) the current liabilities of the Acquired Companies (consisting only of the liability account line items specified as “Current Liabilities” on the Net Working Capital Calculation Schedule), in each case, determined on a consolidated basis in accordance with the Accounting Principles and calculated as of the close of business on the day immediately preceding the Closing Date. For the avoidance of doubt, Net Working Capital shall be calculated exclusive of amounts reflecting accruals with respect to the current portion of the Closing Debt Amount or the Seller Transaction Expenses and exclusive of Cash on Hand or any deferred Tax liabilities or deferred Tax assets.

“Net Working Capital Calculation Schedule” means the illustrative calculation of Net Working Capital set forth on Exhibit C to this Agreement (which calculates Net Working Capital as of the Most Recent Balance Sheet Date).

“Net Working Capital Target” means $2,178,636, subject to adjustment as provided on Exhibit A.

“Notional Closing Per Share Merger Consideration” means an amount equal to the quotient (without rounding) obtained by dividing (i) the sum of (A) the Purchase Price and (B) the Aggregate Exercise Price by (ii) the sum of (A) the total number of Shares outstanding immediately prior to the Effective Time and (B) the Option Number.

“Open Source Software” means any software that contains or is derived in any manner (in whole or in part) from any software, code or libraries that are distributed as free software or as open source software or under any licensing or distribution models similar to open source, including but not limited to any software licensed under or subject to terms that require source code to be provided or made available to subsequent licensees or sublicensees (regardless of whether the license restricts source code from being distributed in modified form) or which may impose any other obligation or restriction with respect to a Person’s Intellectual Property Rights, including, without limitation, any software licensed under or subject to the Artistic License, the Mozilla Public License, the GNU GPL, the LGPL, any other license that is defined as an Open Source License by the Open Source Initiative, and any similar license or distribution model. Subsequent licensees or sublicensees of any software include any Person that receives any copies of or rights with respect to such software.

“Option Holder” means each holder of unexercised Options as of immediately prior to the Effective Time.

“Option Number” means the total number of Shares issuable upon exercise in full of all unexercised and vested (after giving effect to any acceleration of vesting in connection with the Merger) Options immediately prior to the Effective Time (assuming, for purposes of determining such number of Shares, such Options are exercised by payment of the exercise price in cash and not by a net exercise or other cashless exercise feature).

“Options” means options to purchase Shares that are issued and outstanding as of immediately prior to the Effective Time, whether vested or not.

“Organizational Documents” means, with respect to any Person (other than an individual), the certificate or articles of incorporation or organization of such Person and any limited liability company, operating or partnership agreement, by-laws or similar documents or agreements relating to the legal organization or governance of such Person.

“Parent Common Stock” means the common stock, par value $0.001 per share, of Parent.

“Parent Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization, Power and Standing), Section 4.2 (Authorization), Section 4.3.3 (No Violation of Legal Requirement or Governmental Order), Section 4.3.4 (No Violation of Organizational Documents) and Section 4.5 (Brokers); provided that the representations and warranties set forth in Section 4.5 (Brokers) shall not constitute a Parent Fundamental Representation for purposes of the condition set forth in Section 6.1.

“Payor” means any insurer, health maintenance organization, third party administrator, employer, union, trust, governmental program or other consumer or customer of healthcare services that has authorized any Acquired Company as a provider of healthcare services to the members, beneficiaries, participants or the like, thereof or to whom any of the Acquired Companies has submitted a claim for services.

“Payor Programs” means all programs under which a Payor pays for healthcare goods or services provided to its members, beneficiaries, participants or the like (including but not limited to Government Sponsored Healthcare Programs).

“Permit” means, with respect to any Person, any license, franchise, permit, registration, accreditation, certification, consent, approval, certificate or other similar authorization issued by, or otherwise granted by, any Governmental Authority to which or by which such Person is subject or bound or to which or by which any property, business or operation of such Person is subject or bound.

“Permitted Encumbrances” means (a) statutory Encumbrances for Taxes, special assessments or other governmental or quasi-governmental charges not yet due and payable or the amount or validity of which is being contested in good faith, (b) landlords’, warehousemens’, mechanics’, materialmens’, carriers’ or similar liens to secure claims for labor, material or supplies and other similar Encumbrances that relate to obligations not due and payable and arise in the ordinary course of business, (c) Encumbrances incurred or deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension programs mandated under applicable Legal Requirements or other social security regulations, (d) zoning, building, entitlement and other land use regulations or restrictions, (e) the interests of the lessors and sublessors of any leased properties and (f) easements, rights of way and other imperfections of title or encumbrances that do not materially interfere with the present use of, or materially detract from the value of, the property related thereto; provided, however, that none of the foregoing described in clauses (d), (e) or (f) will individually or in the aggregate materially impair the continued use or operation by the Business of any material assets or property to which they relate.

“Person” means any natural person and any corporation, partnership, limited liability company, other legal entity or Governmental Authority.

“Personal Information” means any information (i) that is considered “Protected Health Information” under the HIPAA Rules, including, but not limited to, 45 C.F.R. § 160.103; or (ii) that otherwise identifies or, in conjunction with other data elements, can be used to identify a natural person.

“Policy” means each of the buyer-side representation and warranty primary insurance policy and the related excess policy, each of which is issued by the applicable Insurer and being delivered in connection with the execution and delivery hereof and as in full force and effect as of the date of this Agreement and as described on Schedule A.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion through the end of the Closing Date for any Tax period that includes (but does not end on) the Closing Date.

“Prior Acquisition Date” means September 27, 2011.

“Pro Rata Share” means, with respect to each Holder, the quotient obtained by dividing (x) the total number of Shares held by such Holder immediately prior to the Effective Time plus the total number of Shares issuable to such Holder immediately prior to the Effective Time with respect to such Holder’s unexercised and vested (after giving effect to any acceleration of vesting in connection with the Merger) Options (assuming, for purposes of determining such number of Shares, that such Options are exercised by payment of the exercise price by means of a net exercise (valuing each underlying Share at the Notional Closing Per Share Merger Consideration) rather than payment of any cash) by (y) the Fully Diluted Share Number.

“Professional Corporations” means, collectively, the professional corporations listed on Schedule 3.3.4(A).

“Purchase Price” means an amount in cash calculated as follows:

(a)     the Base Purchase Price,

(b)     minus Net Debt,

(c)     minus the aggregate amount of all Seller Transaction Expenses;

(d)     plus the amount (if any) by which the Net Working Capital exceeds the Net Working Capital Target or minus the amount (if any) by which the Net Working Capital is less than the Net Working Capital Target; provided, further, that the Purchase Price shall be subject to adjustment in accordance with Section 2.11.5, Article 9, and the terms and conditions of the Escrow Agreement.

“Refinancing Indebtedness” means the Indebtedness of the Acquired Companies on Schedule 2.6.1(c).

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of September 27, 2011, by and among the Company and the other persons party thereto.

“Release” means any releasing, spilling, leaking, leeching, seeping, migrating, pumping, pouring, emitting, emptying, discharging, injecting, escaping, disposing, abandoning or dumping of a Hazardous Substance onto, into or upon the environment.

“Remainder Escrow Parent Shares” means, at any time, the portion of the Escrow Parent Shares then remaining in the Healthcare Billing and HIPAA Escrow Account.

“Representative” means, with respect to any Person, any director, officer or employee of such Person and any agent, consultant, legal, accounting, financial or other advisor or other representative authorized by such Person to represent or act on behalf of such Person.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder, in each case, as amended from time to time.

“Seller Transaction Expenses” means all (a) costs, fees and expenses incurred or payable by any Acquired Company or the Holders’ Representative in connection with the negotiation, execution and delivery of this Agreement and the Escrow Agreement or the consummation of the Contemplated Transactions, including, (i) all brokerage fees, commissions, finders’ fees or financial advisory fees so incurred including all such fees or commissions payable to TripleTree, LLC, (ii) the fees and expenses of Ropes & Gray LLP and all other legal counsel, accountants, consultants and other experts and advisors so incurred, in each case, to the extent such costs, fees and expenses have not been paid prior to the Closing Date, (iii) 50% of all premiums, fees, taxes, and other costs paid or payable to the Insurers in connection with procuring the Policy (it being agreed that Parent shall pay the other 50% of such fees and expenses), (iv) 50% of the fees and expenses of the Escrow Agent (it being agreed that Parent shall pay the other 50% of such fees and expenses) and (v) all change of control, transaction bonus, stock appreciation, phantom stock or similar payments owed by any Acquired Company to any Person, and any other accelerations or increases in rights or benefits of any Service Provider (whether payable or occurring prior to, on, or after the Closing Date), under any plan, agreement or arrangement of any Acquired Company, which obligation, in each case, arises either on or before the Closing Date in whole or in part as a result of the Contemplated Transactions being consummated, including the Aggregate Cash Bonus Amount inclusive of any portion thereof that is used to pay the employer portion of payroll taxes that are payable by the Acquired Companies in connection with Awards under the Cash Bonus Plan (but excluding, for the avoidance of doubt, (x) any severance payable as a result of a termination of employment other than a termination by an Acquired Company on or prior to the Closing and (y) amounts payable under this Agreement in respect of Options), including the employer portion of all payroll Taxes that are payable by the Acquired Companies in connection with the payment of such obligations (but not including payroll Taxes with respect to the Aggregate Cash Bonus Amount, other than those that are paid out of the gross Aggregate Cash Bonus Amount); and (b) accrued and unpaid fees and expenses owing to WCAS Management Corporation under the Services Agreement through the Closing Date.

“Service Provider” means a current or former employee or independent contractor who provided or is providing services to, or on behalf of, any of the Acquired Companies.

“Services Agreement” means the Resource Group Services Agreement, dated as of September 27, 2011, by and among the Company, certain Subsidiaries of the Company and WCAS Management Corporation.

“Services Agreement Release and Termination Agreement” means that certain Services Agreement Release and Termination Agreement, to be entered into by and among the Company, certain Subsidiaries parties thereto and WCAS Management Corporation at the Closing in the form attached as Exhibit D.

“Shares” means shares of common stock, par value $0.001 per share, of the Company.

“Stock Certificates” means certificates representing the Shares.

“Stockholder Approval” means the affirmative vote of the holders of a majority of the Shares outstanding to adopt this Agreement and to approve the Merger, by a written consent of stockholders in the form attached as Exhibit E.

“Stockholders” means the holders of Shares as of immediately prior to the Effective Time.

“Stockholders Agreement” means the Stockholders Agreement, dated as of September 27, 2011, by and among the Company and Stockholders (as defined therein) parties thereto.

“Subsidiary” of any Person means another Person, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is owned or controlled directly or indirectly by such first Person; provided, however, that for purposes of this Agreement, the Professional Corporations shall be deemed to be Subsidiaries of the Company.

“Tax” means any United States federal, state or local, or any foreign, income, franchise, profits, gross receipts, ad valorem, net worth, value added, sales, use, transfer, real property gains, real property, personal property, unclaimed property, required deposits, payroll, withholding, employment, unemployment, social security (or similar), disability, payroll, license, employee or other withholding, value added, ad valorem, excise, natural resources, severance, stamp, registration, occupation, windfall profits, environmental (under Section 59A of the Code), customs, duties, capital stock, estimated, alternative or add-on minimum tax, or other taxes, of any kind whatsoever, including any liability under Treasury Reg. §1.1502-6 or as a transferee successor, or by Contract or indemnity and including any interest, penalties or additions to tax in respect of the foregoing. For all purposes under this Agreement, any references in this Agreement to Taxes or calculations relating to the Taxes, or amounts of Taxes due, in respect of the Pre-Closing Tax Period, shall be calculated without taking into account any deductions, offset, credit or similar item attributable to Transaction Tax Deductions which may be claimed by any of the Acquired Companies, any of their Affiliates or the Surviving Corporation or any of its Affiliates.

“Tax Returns” means returns, reports, forms and information statements filed or required to be filed with a Taxing Authority relating to any Taxes, including any schedules or attachments thereto and including any amendment thereof.

“Taxing Authority” means any United States, federal, state, local, or any foreign, Governmental Authority responsible for the imposition, assessment or collection of any Tax.

“Termination Agreements” means (i) the Services Agreement Release and Termination Agreement, and (ii) an amendment of the Registration Rights Agreement in the form of Exhibit G providing for the termination of the Registration Rights Agreement effective upon Closing.

“Transfer Taxes” means any sales, use, stock transfer, value added, ad valorem, real property transfer, real property gains, transfer, stamp, registration, documentary, recording or similar duties or taxes together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with the Contemplated Transactions.

“Transaction Tax Deductions” means any amounts that the Company or the Surviving Corporation may be permitted to claim as deductions, credits or offsets against income in respect of Taxes relating to or arising out of (i) the cash-out, exercise or settlement of any Options at, prior to or in connection with the Closing, (ii) any pay down or satisfaction of Indebtedness of the Acquired Companies in connection with the Closing, (iii) the payment of the Seller Transaction Expenses and (iv) any other deductible payments attributable to or in connection with the Contemplated Transactions.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act and any similar state or local law.

For the convenience of the parties an index of additional terms defined throughout this Agreement has been included at the end of this Agreement but does not form a part of this Agreement.

2.	THE MERGER.

2.1.     The Merger.

2.1.1.     Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company in accordance with the Delaware General Corporation Law (the “DGCL”), whereupon the separate existence of Merger Sub will cease, and the Company will be the surviving corporation (the “Surviving Corporation”).

2.1.2.     From and after the Effective Time, the Surviving Corporation will possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions, disabilities and duties of the Company and Merger Sub, to the fullest extent provided under the DGCL.

2.2.     Closing; Effective Time.

(a)     Subject to the terms and conditions hereof, the closing of the Contemplated Transactions, including the Merger (the “Closing”), shall take place at 10:00 a.m. (local time) at the offices of Ropes & Gray LLP, 1211 Avenue of the Americas, New York, New York, as promptly as practicable following, but in no event later than, the second Business Day following the satisfaction or waiver of each of the conditions set forth in Articles 5 and 6 hereof (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), by electronic exchange of documents or in such other manner or at such other time and place as Parent and the Company may agree (the day on which the Closing takes place, the “Closing Date”); provided, that notwithstanding the foregoing, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Articles 5 and 6 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at Closing), then the Closing shall occur instead on the date following the satisfaction or waiver of such conditions that is the earlier to occur of (a) any Business Day as may be specified by Parent on no less than three (3) Business Days’ prior notice to the Company and (b) three Business Days following the final day of the Marketing Period. Subject to the provisions of Article 8, the failure of any party to consummate the Closing on the date and time determined pursuant to this Section 2.2 shall not result in the termination of this Agreement and shall not relieve such party of any obligation under this Agreement.

(b)     At the Closing, Merger Sub and the Company will cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The Merger will become effective as of the Effective Time.

2.3.     Certificate of Incorporation; Bylaws; Directors and Officers.

2.3.1.     At the Effective Time, the certificate of incorporation of the Company shall be amended in its entirety such that the Surviving Corporation’s certificate of incorporation shall be substantially identical (except with respect to the name of the Company) to the certificate of incorporation of Merger Sub immediately prior to the Effective Time until thereafter changed or amended as provided therein or permitted by applicable Legal Requirements.

2.3.2.     At the Effective Time, the bylaws of the Company shall be amended and restated in their entirety such that the Surviving Corporation’s bylaws shall be substantially identical (except with respect to the name of the Company) to the bylaws of Merger Sub immediately prior to the Effective Time until thereafter changed or amended as provided therein or pursuant to applicable Legal Requirements.

2.3.3.     The directors and officers of Merger Sub immediately prior to the Effective Time will become, from and after the Effective Time, the directors and officers, respectively, of the Surviving Corporation, until their respective successors are duly elected or appointed or their earlier resignation or removal.

2.4.     Conversion of Shares. At the Effective Time, as a result of the Merger and without any further action by any party hereto or any Holder:

2.4.1.     Except as otherwise provided in Section 2.8, each Share outstanding immediately prior to the Effective Time (other than a Share owned by the Company, Parent, Merger Sub or any direct or indirect wholly-owned Subsidiary of the Company, Parent or Merger Sub) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive (a) an amount in cash equal to the Closing Per Share Cash Merger Consideration, (b) subject to Section 2.9, the Closing Per Share Stock Merger Consideration to be distributed in the manner and at the times set forth in this Agreement and the Escrow Agreement and (c) an amount in cash equal to the aggregate portion, if any, of the Indemnity Escrow Amount, the Adjustment Escrow Amount and the Holders’ Representative Fund Amount, in each case paid in respect of such Shares at the times set forth and in accordance with this Agreement and the Escrow Agreement, subject to adjustment pursuant to Section 2.11 (the amounts in clauses (a), (b) and (c) collectively being referred to herein as the “Per Share Merger Consideration”). All such Shares when so converted shall no longer be outstanding and shall automatically be cancelled, and each holder of a certificate or certificates representing such Shares shall cease to have any rights with respect to such Shares, except the right to receive the Per Share Merger Consideration with respect to each such Share.

2.4.2.     Each Share owned by the Company, Parent, Merger Sub or any direct or indirect wholly-owned Subsidiary of the Company, Parent or Merger Sub immediately prior to the Effective Time will be cancelled and retired and will cease to exist without payment of any consideration with respect thereto.

2.4.3.     Each share of common stock of Merger Sub outstanding immediately prior to the Effective Time will be converted into and become one share of common stock of the Surviving Corporation.

2.5.     Treatment of Options.

2.5.1.     At the Effective Time, each vested (after giving effect to any acceleration of vesting required in connection with the Merger pursuant to an outstanding Option agreement on the date hereof) Option outstanding immediately prior to the Effective Time will be converted into the right to receive (a) an amount in cash equal to the Closing Cash Option Consideration with respect to such Option, (b) subject to Section 2.9, a number of shares of Parent Common Stock equal to the Closing Stock Option Consideration with respect to such Option to be distributed in the manner and at the times set forth in this Agreement and the Escrow Agreement and (c) an amount in cash equal to the aggregate portion, if any, of the Indemnity Escrow Amount, the Adjustment Escrow Amount and the Holders’ Representative Fund Amount, in each case paid in respect of such Option at the times set forth and in amounts and on terms determined in accordance with this Agreement and the Escrow Agreement, subject to adjustment pursuant to Section 2.11 (the amounts in clauses (a), (b) and (c) collectively being referred to herein as the “Option Consideration” with respect to such Option); provided that each such cash payment or issuance of Parent Common Stock hereunder shall be made only if the Option Holder has properly completed, executed and delivered an Optionholder Acknowledgment in the form of Exhibit G-1 (each, an “Optionholder Acknowledgment”) to the Company or, if after Closing, the Surviving Corporation. All such unexercised and vested Options when so converted shall no longer be outstanding and shall automatically be cancelled, and each holder of such Options shall cease to have any rights with respect to such Options, except the right to receive the Option Consideration with respect to each such Option.

2.5.2.     At the Effective Time, each Option outstanding immediately prior to the Effective Time that is unvested shall automatically be cancelled, and each holder of such unvested Options shall not receive any Option Consideration or other amount in respect of such unvested Options.

2.5.3.     Subject to Section 2.10, all cash payments required to be made to Option Holders from time to time pursuant to this Agreement or the Escrow Agreement shall be paid through the Surviving Corporation’s payroll system in the first payroll period after such amount has become due and payable.

2.6.     Closing Deliveries and Payments.

2.6.1.     Parent Closing Deliveries and Payments. At the Closing, Parent shall deliver or cause to be delivered the following:

(a)     to an account designated in writing by the Company not less than two (2) Business Days prior to the Closing Date, by wire transfer of immediately available funds, an amount in cash equal to the product of (i) the Closing Per Share Cash Merger Consideration and (ii) the number of Shares outstanding as of immediately prior to the Effective Time (other than any Dissenting Shares or any Shares being cancelled in accordance with Section 2.4.2), for further distribution by the Company to the Stockholders in accordance with the terms of this Agreement and the Transmittal Documents;

(b)     to the Escrow Agent for retention in the Healthcare Billing and HIPAA Escrow Account, stock certificates representing the Escrow Parent Shares registered in the names of the Holders that have properly completed, executed and delivered Transmittal Documents or Optionholder Acknowledgments, as applicable, at least two (2) Business Days, which certificates shall evidence the issuance of the shares of Parent Common Stock to such Holders pursuant to Sections 2.4 and 2.5 and be registered in the names of such Holders in accordance with instructions provided by such Holders in their Transmittal Documents or Optionholder Acknowledgments;

(c)     to accounts and in amounts specified by the Company at least two (2) Business Days prior to the Closing Date, by wire transfer of immediately available funds, such cash amounts as are necessary to discharge in full the Refinancing Indebtedness;

(d)     to accounts and in amounts specified by the Company at least two (2) Business Days prior to the Closing Date, by wire transfer of immediately available funds, such cash amounts as are necessary to pay in full the unpaid Seller Transaction Expenses;

(e)     to accounts specified by the Escrow Agent at least two (2) Business Days prior to the Closing Date, by wire transfer of immediately available funds, the Adjustment Escrow Amount to be deposited into the Adjustment Escrow Account, the Indemnity Escrow Amount to be deposited into the Indemnity Escrow Account and the Aggregate Cash Bonus Amount to be deposited into the Cash Bonus Plan Escrow Account;

(f)     to an account specified by the Holders’ Representative at least two (2) Business Days prior to the Closing Date, by wire transfer of immediately available funds, an amount in cash equal to the Holders’ Representative Fund Amount;

(g)     to an account designated in writing by the Company, by wire transfer of immediately available funds, an aggregate amount in cash equal to the Closing Cash Option Consideration with respect to all of the vested Options exercisable immediately prior to the Effective Time (after giving effect to any acceleration of vesting in connection with the Merger) for further distribution by the Company to the Option Holders in accordance with this Agreement and the Optionholder Acknowledgments; and

(h)     the various certificates, instruments and documents referred to in Article 6.

2.6.2.     Company Closing Deliveries and Payments: At the Closing, the Company shall deliver or cause to be delivered to Parent the following:

(a)     duly executed payoff letter(s) for the Refinancing Indebtedness pursuant to Section 5.4;

(b)     the Termination Agreements;

(c)     the Transmittal Documents and Optionholder Acknowledgments, properly completed and executed by each applicable Holder, that have been received by the Company prior to the Closing;

(d)     a true and correct schedule setting forth the calculation of the Pro Rata Shares of each of the Holders (as such schedule may be updated from time to time by the Holder’s Representative in accordance with Section 10.13.7, the “Pro-Rata Schedule”); and

(e)     the various certificates, instruments and documents referred to in Article 5.

2.7.     Surrender and Payment Procedures.

2.7.1.     As soon as reasonably practicable following the date of this Agreement, the Company will send to each Stockholder appropriate Transmittal Documents and to each Option Holder an appropriate Optionholder Acknowledgement for use in connection with the Contemplated Transactions.

2.7.2.     Each Stockholder whose Shares have been converted into the right to receive payment pursuant to Section 2.4 will be entitled to receive after surrender to the Company of the Stock Certificates with respect to such Shares (or affidavits in accordance with Section 2.7.5) and proper delivery of a properly completed and executed letter of transmittal (and related tax forms) in the form attached hereto as Exhibit G-2 (the “Transmittal Documents”), for each such Share, the Per Share Merger Consideration in the manner and at the times set forth in this Agreement, the Escrow Agreement and the Transmittal Documents.

2.7.3.     Each Option Holder whose Options have been converted into the right to receive payment pursuant to Section 2.5 will be entitled to receive after proper delivery to the Surviving Corporation of a properly completed and executed Optionholder Acknowledgment for each such Option, the Option Consideration payable to such Option Holder, minus any applicable withholding, in the manner and at the times set forth in this Agreement, in the manner and at the times set forth in this Agreement, the Escrow Agreement and the Optionholder Acknowledgement.

2.7.4.     The Company shall (and after Closing the Surviving Corporation shall) pay by wire transfer of immediately available funds, as soon as reasonably practicable after a Stockholder has properly delivered to the Company or Surviving Corporation, as applicable, properly completed and executed Transmittal Documents and Stock Certificates (or affidavits in accordance with Section 2.7.5) evidencing the Shares of such Stockholder, cash in an amount equal to the Closing Per Share Cash Merger Consideration with respect to each such Share (provided that the Surviving Corporation shall pay such cash merger consideration on the Closing Date to each Stockholder who has delivered such documentation to the Company at least two (2) Business Days prior to the Closing Date), and Parent shall deliver to the Escrow Agent as soon as reasonably practicable after a Stockholder has properly delivered to the Company properly completed and executed Transmittal Documents and Stock Certificates (or affidavits in accordance with Section 2.7.5), the Escrow Parent Shares representing the Closing Per Share Stock Merger Consideration with respect to each such Share (provided that Parent shall deliver such Escrow Parent Shares on the Closing Date to the Escrow Agent for each Stockholder who has delivered such documentation to the Company at least two (2) Business Days prior to the Closing Date). As soon as reasonably practicable after an Option Holder has properly delivered to the Surviving Corporation a properly completed and executed Optionholder Acknowledgement, Parent shall deliver to the Escrow Agent the Escrow Parent Shares representing the Closing Stock Option Consideration with respect to each such Option (provided that Parent shall deliver such Escrow Parent Shares on the Closing Date to the Escrow Agent for each Option Holder who has delivered such documentation to the Company at least two (2) Business Days prior to the Closing Date).

2.7.5.     If any Stock Certificate has been lost, stolen or destroyed, upon proper delivery of properly completed and executed Transmittal Documents and the making of an affidavit, in form and substance reasonably satisfactory to Parent, of that fact by the Person claiming such Stock Certificate to be lost, stolen or destroyed, the Paying Agent will pay to such Person, in exchange for each of the Shares represented by such lost, stolen or destroyed Stock Certificate, the Per Share Merger Consideration in the manner and at the times set forth in this Agreement and the Escrow Agreement.

2.7.6.     After the Effective Time, there will be no further registration of transfers of Shares. All Stock Certificates presented to the Paying Agent, as contemplated by this Section 2.7, will be cancelled upon such presentment.

2.8.     Dissenting Shares.

2.8.1.     Notwithstanding anything in this Agreement to the contrary, any Share that is issued and outstanding immediately prior to the Effective Time that is held by a Stockholder who did not vote in favor of the Merger or consent thereto in writing and who is entitled to demand and properly demands appraisal for such Share (“Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL will not be converted into the right to receive the Per Share Merger Consideration, but instead will be entitled to payment of the fair value of such Share in accordance with the provisions of Section 262 of the DGCL. At the Effective Time, each holder of Dissenting Shares will cease to have any rights with respect thereto, except the right to receive the fair value of such shares in accordance with the provisions of Section 262 of the DGCL.

2.8.2.     Notwithstanding the foregoing, if any such Stockholder fails to perfect, withdraws or loses its right to appraisal, each Dissenting Share held by such Stockholder will be treated as if such Dissenting Share had been converted as of the Effective Time into a right to receive the applicable Per Share Merger Consideration, to be paid as provided in this Agreement and the Escrow Agreement.

2.9.     Fractional Shares. Notwithstanding anything to the contrary contained in this Agreement, no fraction of a share of Parent Common Stock will be issued pursuant to Section 2.4 or 2.5, but in lieu thereof, each Holder who would otherwise be entitled to a fraction of a share of Parent Common Stock pursuant to Section 2.4 or 2.5 (after aggregating all fractional shares of Parent Common Stock to be received by such Holder) shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of such fraction multiplied by the Initial Value.

2.10.     Withholding Rights. Parent, the Company, the Escrow Agent and the Surviving Corporation and any other applicable withholding agent will be entitled to deduct and withhold from the consideration otherwise payable to or for the benefit of any Person pursuant to this Agreement or the Escrow Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign Tax law; provided, however, that the Person intending to withhold will notify such Persons of any amounts otherwise payable to such Persons that it intends to deduct and withhold at least two (2) Business Days prior to the Closing Date other than required withholdings in respect of Options for income, employment and similar Taxes and, to the extent that it is determined after the Closing Date that amounts should be deducted and withheld from the consideration otherwise payable to any Person pursuant to this Agreement or the Escrow Agreement, the applicable withholding agent will notify such Persons of any amounts otherwise payable to such Persons that it intends to so deduct and withhold other than required withholdings in respect of Options for income, employment and similar Taxes. Any amounts withheld in accordance with this Section 2.11 will be treated for all purposes of this Agreement and the Escrow Agreement as having been paid to the Holder in respect of which such deduction and withholding was made.

2.11.     Closing Estimates; Cash Purchase Price Adjustment.

2.11.1.     Estimated Closing Statement. The Company shall prepare and provide to Parent no later than two (2) Business Days prior to the Closing Date a written statement (the “Estimated Closing Statement”) setting forth in reasonable detail its good faith estimated calculations of the Closing Debt Amount, the Seller Transaction Expenses, the Cash on Hand, the Net Working Capital and the Cash Purchase Price calculated based on such estimates (the “Estimated Cash Purchase Price”). The Estimated Closing Statement will be prepared in accordance with the Accounting Principles and the definitions of Closing Debt Amount, Seller Transaction Expenses, Cash on Hand, Net Working Capital and Cash Purchase Price herein. The Closing Date payments to be made under Section 2.6.1 shall be calculated using the Estimated Closing Statement and Estimated Cash Purchase Price reflected therein.

2.11.2.     Proposed Final Statement. As promptly as possible and in any event within sixty (60) Business Days after the Closing Date, Parent shall prepare or cause to be prepared, and will provide to the Holders’ Representative, a written statement (the “Proposed Final Closing Statement”) setting forth in reasonable detail its proposed final determinations of the Closing Debt Amount, the Seller Transaction Expenses, the Cash on Hand, the Net Working Capital and the Cash Purchase Price. The Proposed Final Closing Statement will be prepared in accordance with the Accounting Principles and the definitions of Closing Debt Amount, Seller Transaction Expenses, Cash on Hand, Net Working Capital and Cash Purchase Price herein. The Holders’ Representative and its Representatives shall have reasonable access to the work papers and other books and records of the Acquired Companies for purposes of assisting the Holders’ Representative and its Representatives in their review of the Proposed Final Closing Statement.

2.11.3.     Dispute Notice. The Proposed Final Closing Statement (and the proposed final determinations of the Closing Debt Amount, the Seller Transaction Expenses, the Cash on Hand, the Net Working Capital and the Cash Purchase Price reflected thereon) will be final, conclusive and binding on the parties unless the Holders’ Representative provides a written notice (a “Dispute Notice”) to Parent no later than the sixtieth (60th) Business Day after the delivery to the Holders’ Representative of the Proposed Final Closing Statement. Any Dispute Notice must set forth in reasonable detail (i) any item on the Proposed Final Closing Statement which the Holders’ Representative believes has not been prepared in accordance with this Agreement and (ii) the Holders’ Representative’s alternative calculation of each such item and the Cash Purchase Price. Parent and its Representatives shall have reasonable access to the work papers and other materials used by the Holders’ Representative in calculating its proposed correct amount for purposes of assisting Parent and its Representatives in their review of the Dispute Notice. Any item or amount to which no dispute is raised in the Dispute Notice will be final, conclusive and binding on the parties on the sixty first (61st) Business Day after the delivery to the Holders’ Representative of the Proposed Final Closing Statement.

2.11.4.     Resolution of Disputes. Parent and the Holders’ Representative will in good faith use commercially reasonable efforts to promptly resolve the matters raised in any Dispute Notice and agree upon the Final Cash Purchase Price (as defined below). Beginning twenty (20) Business Days after delivery of any Dispute Notice pursuant to Section 2.11.3, either Parent or the Holders’ Representative may provide written notice to the other (the “Dispute Submission Notice”) that it elects to submit the disputed items to Grant Thornton LLP or another nationally recognized independent accounting firm chosen jointly by Parent and the Holders’ Representative (the “Accounting Firm”). In the event that Grant Thornton LLP has not agreed to act as the Accounting Firm and an alternative Accounting Firm has not been selected by mutual agreement of Parent and the Holders’ Representative within ten (10) Business Days following the giving of the Dispute Submission Notice, each of Parent and the Holders’ Representative shall promptly select an accounting firm and promptly cause such two accounting firms to mutually select a third independent accounting firm to act as the Accounting Firm within twenty (20) Business Days of the giving of the Dispute Submission Notice. The Accounting Firm will promptly, in accordance with the rules set forth in the Accounting Firm’s engagement letter and its customary practices, review only those unresolved items and amounts specifically set forth and objected to in the Dispute Notice and resolve the dispute with respect to each such specific unresolved item and amount in accordance with this Agreement. In any such case, a single partner of the Accounting Firm selected by such Accounting Firm in accordance with its normal procedures and having expertise with respect to settlement of such disputes and the industry in which the Acquired Companies operate shall act for the Accounting Firm in the determination proceeding, and the Accounting Firm shall render a written decision as to each disputed matter, including a statement in reasonable detail of the basis for its decision and its calculation of the Final Cash Purchase Price (as defined below) based on such decision. In no event shall the decision of the Accounting Firm (i) provide for a calculation of any element of the Cash Purchase Price that is less than the lower calculation thereof shown in the Proposed Final Closing Statement or in the Dispute Notice or greater than the higher calculation thereof shown in the Proposed Final Closing Statement or in the Dispute Notice. The fees and expenses of the Accounting Firm shall be apportioned among the Holders’ Representative and Parent based upon the relative extent to which the positions of the Holders’ Representative and Parent are upheld by the Accounting Firm. The relative extent to which such positions are upheld will be determined by comparing (a) the difference between the Final Cash Purchase Price as finally determined pursuant to this Section 2.11.4 and the Cash Purchase Price assuming all of the positions asserted by Parent had been upheld in their entirety by the Accounting Firm and (b) the difference between the Final Cash Purchase Price as finally determined pursuant to this Section 2.11.4 and the Cash Purchase Price assuming all of the positions asserted by the Holders’ Representative had been upheld in their entirety by the Accounting Firm. By way of illustration, (i) if Parent’s calculations would have resulted in a $100,000 net payment from the Adjustment Escrow Account to Parent (or if the amount on deposit in the Adjustment Escrow Account is not sufficient, from the Indemnity Escrow Account), the Holders’ Representative’s calculations would have resulted in a $100,000 net payment to the Holders from Parent and the Accounting Firm’s final determination results in an aggregate net payment of $50,000 to the Holders under Section 2.11.5, Parent and the Holders’ Representative shall pay 75% and 25%, respectively, of such fees and expenses and (ii) if each of such parties’ calculation differs from the Accounting Firm’s calculation by $100,000 or more, Parent and the Holders’ Representative shall split such fees and expenses evenly. The decision of the Accounting Firm with respect to the disputed items of the Proposed Final Closing Statement submitted to it will be final, conclusive and binding on the parties. Each of the parties to this Agreement agrees to use its commercially reasonable efforts to cooperate with the Accounting Firm (including by executing a customary engagement letter reasonably acceptable to it) and to cause the Accounting Firm to resolve any such dispute as soon as practicable after the commencement of the Accounting Firm’s engagement.

2.11.5.     Cash Purchase Price Adjustment.

(a)     As used herein, the “Final Cash Purchase Price” shall mean (i) if a Dispute Notice is not delivered within the 60 Business Day period provided in Section 2.11.3, the Cash Purchase Price reflected in the Proposed Final Closing Statement as prepared by Parent or (ii) if such a Dispute Notice is delivered within the 60 Business Day period provided in Section 2.11.3, the Cash Purchase Price as finally determined pursuant to the dispute resolution provisions of this Section 2.11.5 reflecting (x) adjustments agreed to in writing by Parent and the Holders’ Representative with respect to any matters raised in the Dispute Notice that are resolved by agreement of the parties and (y) adjustments made pursuant to the decision of the Accounting Firm with respect to any matters raised in the Dispute Notice that are resolved by the Accounting Firm in accordance with Section 2.11.4.

(b)     If the Final Cash Purchase Price differs from the Estimated Cash Purchase Price set forth in the Estimated Closing Statement, the Closing Per Share Cash Merger Consideration and Closing Cash Option Consideration will be recalculated by the Surviving Corporation and the Holders’ Representative using such final figures and Pro Rata Shares of each of the Holders set forth in the Pro-Rata Schedule in lieu of such estimated figures, and Parent shall pay (1) by wire transfer of immediately available funds, to each Stockholder such Stockholder’s Pro Rata Share of the amount, if any, by which such Final Cash Purchase Price exceeds the Estimated Cash Purchase Price and (2) by wire transfer of immediately available funds to the Surviving Corporation for the benefit of each Option Holder (to be paid to such Option Holders in the first payroll period after such amount has become due and payable), such Option Holder’s Pro Rata Share of the amount, if any, by which such Final Cash Purchase Price exceeds the Estimated Cash Purchase Price. Alternatively, the amount, if any, by which such Estimated Cash Purchase Price exceeds such Final Cash Purchase Price shall be paid to Parent from the Adjustment Escrow Account in accordance with the terms of the Escrow Agreement and this Agreement, and if the amount on deposit in the Adjustment Escrow Account is not sufficient to make payment in full to Parent specified in this sentence, then from the Indemnity Escrow Account an amount equal to any such deficiency. To the extent that the deficiency referred to in the immediately preceding sentence exceeds the amount of the Indemnity Escrow Funds, no further payments shall be required in respect of such excess.

(c)     Any payments under this Section 2.11.5 shall be made within five (5) Business Days following the determination of the Final Cash Purchase Price and funds then remaining in the Adjustment Escrow Account, if any, shall be released to (i) the Stockholders by the Escrow Agent in accordance with their respective Pro Rata Shares and the instructions contained in their Transmittal Documents and (ii) to the Surviving Corporation to be distributed to the Option Holders in accordance with their respective Pro Rata Shares via the Surviving Corporation’s payroll system in the first payroll period after such amount has become due and payable.

2.12.     Escrow and Holders’ Representative Fund.

2.12.1.     The Escrow Agent will hold the Escrow Funds in escrow pursuant to and in accordance with this Agreement and the Escrow Agreement. All then remaining Indemnity Escrow Funds shall be released on the First Survival End Date, subject to holdback for unresolved claims, as more fully set forth in the Escrow Agreement. Any release of Indemnity Escrow Funds or Adjustment Escrow Funds to the Holders shall be made (i) by distribution by the Holders’ Representative (with the reasonable assistance of the Surviving Corporation) to the Stockholders in accordance with their respective Pro Rata Shares and the instructions contained in the Transmittal Documents and (ii) to the Surviving Corporation to be distributed to the Option Holders in accordance with their respective Pro Rata Shares via the Surviving Corporation’s payroll system in the first payroll period after such amount has become due and payable.

2.12.2.     The Holders’ Representative Fund Amount, and all interest and other amounts earned thereon (the total of such amounts in the account, at any given time, the “Holders’ Representative Fund”), will be held by the Holders’ Representative for the purpose of paying Holders’ Representative Expenses incurred by the Holders’ Representative as contemplated by Section 10.13. Any release of the Holders’ Representative Fund shall be made (i) by distribution by the Escrow Agent to the Stockholders in accordance with their respective Pro Rata Shares and (ii) to the Surviving Corporation to be distributed to the Option Holders in accordance with their respective Pro Rata Shares via the Surviving Corporation’s payroll system in the first payroll period after such amount has become due and payable.

2.13.     Illustrative Calculations. For illustrative purposes only, Exhibit I sets forth example calculations of the Cash Purchase Price, the Closing Per Share Cash Merger Consideration, the Closing Cash Option Consideration, the Closing Per Share Stock Merger Consideration and the Closing Stock Option Consideration, in each case based on certain illustrative assumed values set forth in such exhibit.

3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

Except as provided in the Disclosure Schedules (which have been prepared in accordance with, and qualify the representations and warranties contained in this Article 3 in the manner provided in, Section 10.16), the Company represents and warrants to Parent and Merger Sub as follows:

3.1.     Power and Authorization. The Company has the corporate power and authority to execute and deliver this Agreement and (subject to obtaining the Stockholder Approval) to perform its obligations hereunder. The execution and delivery by the Company of this Agreement, and the consummation of the Merger and the other Contemplated Transactions, have been duly authorized by the board of directors of the Company, and no other corporate proceeding on the part of the Company (other than obtaining the Stockholder Approval) is necessary to consummate the Merger. This Agreement has been duly executed and delivered by the Company, and assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes the legal, valid and binding obligations of the Company, enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors rights generally or (b) general principles of equity, whether considered in a proceeding at law or in equity. The board of directors of the Company has duly adopted by unanimous written consent resolutions (i) approving and declaring the Merger, this Agreement and the other Contemplated Transactions advisable and in the best interests of the Company and its stockholders, (ii) authorizing the Company to enter into this Agreement, and to consummate the Merger and the other Contemplated Transactions, on the terms and subject to the conditions set forth in this Agreement, (iii) directing that this Agreement and the Merger be submitted to the Stockholders for adoption and approval and (iv) recommending that the Stockholders adopt and approve this Agreement and the Merger. The Stockholder Approval is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt and approve this Agreement and the Merger.

3.2.     Organization.

3.2.1.     The Company is (a) duly organized, validly existing and in good standing under the laws of the State of Delaware and (b) duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or licensed by it or the nature of its business makes such qualification, licensing or good standing necessary, except, in the case of (b) only, where the failure to be so qualified or licensed or in good standing is not material to the Company. The Company has made available to Parent true and correct copies of the Organizational Documents of the Company as in effect on the date of this Agreement.

3.2.2.     The Company has made available to Parent true and correct copies of the Organizational Documents of each Acquired Company other than the Company and the Professional Corporations as in effect on the date of this Agreement.

3.2.3.     The Company has made available to Parent true and correct copies of the Organizational Documents of each Professional Corporation as in effect on the date of this Agreement.

3.3.     Capitalization and Subsidiaries.

3.3.1.     The entire authorized capital stock of the Company consists of 500,000 Shares. As of the date of this Agreement, 112,189 Shares are issued and outstanding and held of record by the Stockholders as indicated on Schedule 3.3.1, and all of such issued and outstanding Shares are duly authorized, validly issued and are fully paid and nonassessable, and have not been issued in violation of any preemptive rights. The Company does not hold shares of its capital stock in its treasury.

3.3.2.     Except as set forth on Schedule 3.3.2, (a) there are no shares of capital stock of the Company reserved for issuance, (b) there are no outstanding obligations, options, warrants or other rights to redeem, repurchase or otherwise acquire any Shares or other Equity Interests in the Company or any securities exercisable or exchangeable for, or convertible into, Shares or other Equity Interests in the Company and (c) except for the Stockholders Agreement and Registration Rights Agreement, and any option award agreements in respect of Options set forth on Schedule 3.3.2, there are no Contracts that restrict or otherwise affect voting or transfer of Shares or other Equity Interests in the Company to which the Company is a party or which are binding upon the Company; and (d) no Person has any right of first refusal, preemptive right, subscription right or similar right with respect to Shares or other Equity Interests in the Company.

3.3.3.     Schedule 3.3.3(A) sets forth a true and complete list of the name and jurisdiction of organization of each Acquired Company (other than the Company and Professional Corporations). Each Acquired Company listed on Schedule 3.3.3(A) is duly formed, validly existing and in good standing under the laws of its jurisdiction of organization and has the power and authority to own, operate or lease the properties and assets now owned, operated or leased by such Acquired Company and to carry on its business as currently conducted. Each such Acquired Company is duly qualified or licensed to do business as a foreign entity, and is in good standing as such, in each jurisdiction where the character of the properties owned, leased or licensed by it or the nature of its business makes such qualification, licensing or good standing necessary, except where the failure to be so qualified or licensed or in good standing is not material. Neither the Company nor any other Acquired Company (other than the Professional Corporations) owns any Equity Interests in any Person other than the Acquired Companies set forth on Schedule 3.3.3(A). Each Acquired Company listed on Schedule 3.3.3(A) is wholly owned, directly or indirectly, by the Company free and clear of all Encumbrances (other than Permitted Encumbrances). There are no outstanding obligations, options, warrants or other rights to redeem, repurchase or otherwise acquire any shares of capital stock or other Equity Interests in any Acquired Company listed on Schedules 3.3.3(A) or any securities exercisable or exchangeable for, or convertible into, shares of capital stock or other Equity Interests in any such Acquired Company. Except as set forth on Schedule 3.3.3(B), other than the Stockholders Agreement and Registration Rights Agreement, and any option award agreements in respect of Options set forth on Schedule 3.3.2, there are no Contracts to which an Acquired Company (other than Professional Corporations) is a party or which are binding upon any of the Acquired Company (other than Professional Corporations) that restrict or otherwise affect voting or transfer of any shares of capital stock or other Equity Interests in any such Acquired Company. No Person has any right of first refusal, preemptive right, subscription right or similar right with respect to any shares of capital stock or other Equity Interests in any such Acquired Company.

3.3.4.     Schedule 3.3.4(A) sets forth a true and complete list of the name and jurisdiction of organization of each Professional Corporation. Each such Professional Corporation is duly formed, validly existing and in good standing under the laws of its jurisdiction of organization and has the power and authority to own, operate or lease the properties and assets now owned, operated or leased by such Professional Corporation and to carry on its business as currently conducted. Each such Professional Corporation is duly qualified or licensed to do business as a foreign entity, and is in good standing as such, in each jurisdiction where the character of the properties owned, leased or licensed by it or the nature of its business makes such qualification, licensing or good standing necessary, except where the failure to be so qualified or licensed or in good standing is not material. None of the Professional Corporations own any Equity Interests in any Person. Each Professional Corporation that is affiliated with any of the Acquired Companies is listed on Schedule 3.3.4(A), and each such Professional Corporation is wholly owned by the physician whose name appears on such schedule beside the name of such Professional Corporation. Except as set forth on Schedule 3.3.4(A), there are no other Professional Corporations with which any of the Acquired Companies has been affiliated since the Prior Acquisitions Date. Except as set forth on Schedule 3.3.4(B), there are no outstanding obligations, options, warrants or other rights to redeem, repurchase or otherwise acquire any shares of capital stock or other Equity Interests in any Professional Corporation or any securities exercisable or exchangeable for, or convertible into, shares of capital stock or other Equity Interests in any such Professional Corporation. Except as set forth on Schedule 3.3.4(C), there are no Contracts to which a Professional Corporation is a party or which are binding upon any of the Professional Corporations that restrict or otherwise affect voting or transfer of any shares of capital stock or other Equity Interests in any Professional Corporation. No Person has any right of first refusal, preemptive right, subscription right or similar right with respect to any shares of capital stock or other Equity Interests in any Professional Corporation.

3.4.     No Violation; Approvals and Consents. Neither the execution and delivery of this Agreement by the Company nor the consummation of the Contemplated Transactions will:

3.4.1.     require the consent, waiver, approval, order or authorization of, filing with, or notice to, any Governmental Authority, other than (a) as listed on Schedule 3.4.1, (b) required filings under the HSR Act, (c) filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (d) consents, waivers, approvals, orders, authorizations, filings or notices that, if not obtained or made, would not reasonably be expected to have a Material Adverse Effect;

3.4.2.     except as would not reasonably be expected to have a Material Adverse Effect, except as set forth on Schedule 3.4.2(a), (a) result in a breach, violation or termination of, or acceleration of obligations under, or default under (or an event which, with notice or lapse of time or both, would constitute a default), or require the consent of or notice to any third party under, or give rise to the imposition of an Encumbrance on any of the material assets or properties of the Acquired Companies under, any Material Company Contract to which any Acquired Company is subject or (b) contravene, conflict with, or result in a violation or breach of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Permit that is held by any of the Acquired Companies; or

3.4.3.     assuming that all consents, waivers, approvals, orders, authorizations and filings listed on Schedule 3.4.1 have been obtained or made, result in a violation of any Legal Requirement or Governmental Order to which any Acquired Company is subject;

3.4.4.     result in a breach or violation of the Organizational Documents of any Acquired Company.

3.5.     Financial Statements, Etc.

3.5.1.     The Company has furnished Parent with copies of: (a) the audited consolidated balance sheets of Community Care Health Network, Inc. and its Subsidiaries as of December 31, 2013 (the “Reference Date”), December 31, 2012 and December 31, 2011 and the related statements of income, stockholders’ equity and cash flows of Community Care Health Network, Inc. and its Subsidiaries for the fiscal years then ended (the “Annual Financial Statements”); (b) the unaudited consolidated balance sheets of the Acquired Companies as of December 31, 2013, December 31, 2012 and December 31, 2011 and the related statements of income, stockholders’ equity and cash flows of the Acquired Companies for the fiscal years then ended (or the stub period ending December 31, 2011) (the “Unaudited Annual Financial Statements”); (c) the unaudited consolidated balance sheets of Community Care Health Network, Inc. and its Subsidiaries as of June 30, 2014 (such most recent balance sheet, the “Most Recent Balance Sheet” and the date of such balance sheet, the “Most Recent Balance Sheet Date”) and as of June 30, 2013 and the related statements of income, stockholders’ equity and cash flows of Community Care Health Network, Inc. and its Subsidiaries for the 6 month periods ending on June 30, 2014 and on June 30, 2013 (the “Interim Financial Statements”); and (d) the unaudited consolidated balance sheets of the Acquired Companies as of June 30, 2014 and as of June 30, 2013 and the related statements of income, stockholders’ equity and cash flows of the Acquired Companies for the 6 month periods ending on the Most Recent Balance Sheet Date (the “Interim Acquired Companies Financial Statements” and, collectively with the Annual Financial Statements, the Unaudited Annual Financial Statements and the Interim Financial Statements, the “Financial Statements”) and on June 30, 2013. The Financial Statements (i) present fairly in all material respects the consolidated financial position of the Acquired Companies or Community Care Health Network, Inc. and its Subsidiaries, as applicable, and the consolidated results of operations of the Acquired Companies or Community Care Health Network, Inc. and its Subsidiaries, as applicable, as of the respective dates thereof and for the periods covered thereby and (ii) except as set forth on Schedule 3.5.1, were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, subject, in the case of the Interim Financial Statements and the Interim Acquired Companies Financial Statements, to normal year-end adjustments (which are not anticipated to be material, individually or in the aggregate) and the absence of notes. The Audited Annual Financial Statements and any other financial statements delivered by the Company pursuant to Section 7.13 in respect of periods after June 30, 2014 (i) will present fairly in all material respects the consolidated financial position of the Acquired Companies or Community Care Health Network, Inc. and its Subsidiaries, as applicable, and the consolidated results of operations of the Acquired Companies or Community Care Health Network, Inc. and its Subsidiaries, as applicable, as of the respective dates thereof and for the periods covered thereby and (ii) except as set forth on Schedule 3.5.1, will be prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, subject to normal year-end adjustments and, in the case of interim financial statements, the absence of notes.

3.5.2.     Except as set forth on Schedule 3.5.2, the Acquired Companies do not have any liabilities of a type required by GAAP to be set forth on a consolidated balance sheet of the Acquired Companies, except for (i) liabilities reflected or reserved against in the Most Recent Balance Sheet, (ii) liabilities incurred in the ordinary course of business since the Most Recent Balance Sheet Date or in connection with the Contemplated Transactions and (iii) other liabilities that are less than $200,000 in the aggregate; provided, however, that the representation contained in this sentence does not cover the subject matter of the more specific representations contained in Sections 3.8 (Taxes); 3.10 (Legal Compliance); 3.11 (Company Plans); 3.14 (Environmental Matters), 3.15.3 (Contracts; Breach, etc.), 3.17 (Litigation; Governmental Orders); or 3.21 (Brokers).

3.5.3.     The Company has devised and maintained, and has applied to the Acquired Companies, a system of internal accounting controls that provide reasonable assurances regarding (i) except as set forth on Schedule 3.5.3, the reliability of the financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) receipts and expenditures of the Acquired Companies being made only in accordance with authorization of management, (iii) prevention or timely detection of the unauthorized acquisition, use or disposition of the Acquired Companies’ assets, and (iv) recorded accountability for assets being compared with the existing assets at reasonable intervals, with appropriate action taken with respect to any differences.

3.6.     Assets. The Acquired Companies have good and valid title to all of the material properties and assets reflected on the Most Recent Balance Sheet (collectively, the “Assets”), except for Assets that have been sold or otherwise disposed of since the Most Recent Balance Sheet Date. The Assets are not subject to any Encumbrances other than Permitted Encumbrances and the Encumbrances described on Schedule 3.6. This Section 3.6 does not relate to intellectual property or Intellectual Property Rights, such items being instead the subject of Section 3.12. Each item of material tangible personal property included in the Assets is in all material respects in good operating condition and state of repair (ordinary wear and tear excepted).

3.7.     Absence of Changes. Between the Reference Date and the date hereof no event or change has occurred that has had, or would reasonably be expected to have, a Material Adverse Effect. Except as set forth on Schedule 3.7 or as contemplated by this Agreement, between the Reference Date and the date hereof, the Acquired Companies (a) have operated in all material respects solely in the ordinary course of business consistent with past practice and (b) have not taken any actions that would have been prohibited by Section 7.2 (Conduct of Business) had such Section 7.2 been in effect at all times since the Reference Date.

3.8.     Taxes. Except in each case as set forth on Schedule 3.8:

3.8.1.     For all periods (i) prior to the Prior Acquisition Date, to the Company’s Knowledge, and (ii) since and including the Prior Acquisition Date, each Acquired Company has timely filed or has had timely filed on its behalf (in each case, after giving effect to extensions), all federal income Tax Returns and all other material Tax Returns required to be filed by it. All such Tax Returns as so filed were prepared in accordance with applicable Regulations and are, as of the Closing Date, complete and accurate and disclose all Tax liabilities required to be disclosed therein for the periods covered thereby. All material Taxes required to be paid with respect to any Acquired Company have been timely paid. Each of the Acquired Companies has made (or there has been made on their behalf) all required estimated Tax payments and, with respect to Taxes that are not yet due and payable, has made adequate provision for the payment of all such Taxes in accordance with GAAP in the Most Recent Financial Statements, subject to normal year end adjustments. For all periods (a) prior to the Prior Acquisition Date, to the Company’s Knowledge, and (b) since and including the Prior Acquisition Date, no written claim from any Taxing Authority of any jurisdiction where the Acquired Companies do not file Tax Returns that any Acquired Company is or may be subject to taxation or a Tax Return filing requirement by such jurisdiction has been received by any Acquired Company, and, to the Company’s Knowledge, no such claim has been threatened.

3.8.2.     The current Tax accruals, reserves and provisions for Taxes on the books and records of the Acquired Companies are adequate to cover all Tax liabilities payable through the Most Recent Balance Sheet Date.

3.8.3.     For all periods (i) prior to the Prior Acquisition Date, to the Company’s Knowledge, and (ii) since and including the Prior Acquisition Date, all material Taxes required to have been withheld and paid in connection with amounts paid by the Acquired Companies or owing to any Service Provider have been withheld and paid to the appropriate Taxing Authority.

3.8.4.     There are no outstanding pending or threatened audits or examinations concerning any Tax Return of any Acquired Company. All Tax deficiencies which have been asserted against an Acquired Company with respect to any Tax Return of any Acquired Company, if any, have been fully paid or fully settled.

3.8.5.     There has been no waiver of any statute of limitations in respect of Taxes of any Acquired Company or any extension of time with respect to an assessment or deficiency relating to Taxes of any Acquired Company that in either case is still in effect.

3.8.6.     Since the Prior Acquisition Date, (i) no Acquired Company has been a member of an affiliated group filing a consolidated United States federal income Tax Return other than such an affiliated group with respect to which the Company was the common parent or in which it is currently a member or (ii) has incurred any liability for Taxes of another Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law).

3.8.7.     None of the Acquired Companies is a party to or bound by any Tax sharing, allocation or indemnity agreement, other than any such agreement (a) as to which only Acquired Companies are parties or (b) that is not primarily related to Taxes. No power of attorney that is currently in force has been granted to any Person with respect to any matter relating to Taxes of an Acquired Company.

3.8.8.     None of the Acquired Companies is currently subject to any Encumbrances, other than Permitted Encumbrances, imposed on any of its assets or properties as a result of the failure of such Acquired Company to pay any material amount of Taxes that are due and payable.

3.8.9.     None of the Acquired Companies has engaged in any transaction that, as of the date hereof, is a reportable transaction or a “listed transaction” under Section 1.6011-4(b)(2) of the Treasury Regulations.

3.8.10.     For all periods (i) prior to the Prior Acquisition Date, to the Company’s Knowledge, and (ii) since and including the Prior Acquisition Date, none of the Acquired Companies has distributed the stock of another entity or has had its stock distributed by another entity in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

Nothing in this Agreement (including this Section 3.8 and Section 3.11) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute (including methods of accounting) of any Acquired Company; provided, however, that this sentence shall not be construed as inconsistent with or a limitation on the obligations contained in Section 9.2.2(c).

3.8.11.     None of the Acquired Companies (i) has disposed of property in a transaction being accounted for under the installment method pursuant to Section 453 or 453A of the Code or similar provision of state, local or foreign law pursuant to which income would be includable by such entity for a Tax period beginning after the Closing Date, or (ii) has corporate acquisition indebtedness as described in Section 279(b) of the Code, with respect to which material interest deductions may be disallowed. None of the Acquired Companies has been required and is currently required to include in income for any Tax period beginning after the Closing Date any adjustment pursuant to Section 481 or 263A of the Code by reason of a change in accounting method initiated by such Company prior to the Closing Date or proposed in writing by the IRS. None of the Acquired Companies has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

3.8.12.     No Acquired Company has a “permanent establishment” outside of the United States within the meaning of any applicable Tax treaty.

3.8.13.     None of the Acquired Companies is subject to any private letter ruling of the IRS or comparable advance rulings of any Taxing Authorities, and no request for such ruling is currently pending.

3.8.14.     No Indebtedness of the Acquired Companies is subject to a limitation on deductibility under the provisions of Section 163(j) of the Code.

3.9.     Real Property.

3.9.1.     None of the Acquired Companies owns any real property and none of the Acquired Companies has any right or option to purchase any real property.

3.9.2.     Schedule 3.9.2 sets forth a list of the addresses of all real property leased, subleased, or licensed by, or for which a right to use or occupy has been granted to, any of the Acquired Companies (the “Leased Real Property”). Schedule 3.9.2 also identifies, with respect to each Leased Real Property, each lease, sublease, license or other Contract under which such Leased Real Property is occupied or used and to which an Acquired Company is a party (the “Real Property Leases”). The Company has made available to Parent accurate and complete copies of the Real Property Leases, in each case as amended or otherwise modified and in effect. The Leased Real Property constitutes all of the real property used, occupied or held for use by the Acquired Companies.

3.9.3.     Except as set forth on Schedule 3.9.3, there are no written or oral subleases, licenses, concessions, occupancy agreements or other Contracts to which an Acquired Company is a party granting to any other Person the right of use or occupancy of the Leased Real Property and there is no Person (other than an Acquired Company) in possession of the Leased Real Property.

3.9.4.     To the Company’s Knowledge, no Action is pending or threatened that would preclude or materially impair the current use of any Leased Real Property. To the Company’s Knowledge, the Acquired Companies’ current use of the Leased Real Property does not violate in any respect any restrictive covenant of record or any other agreement that affects any of the Leased Real Property.

3.9.5.     With respect to each Real Property Lease:

(a)      The applicable Acquired Company that is a party to a Real Property Lease holds a valid and existing leasehold interest under such Real Property Lease, in each case, free and clear of all Encumbrances other than Permitted Encumbrances;

(b)     None of the Acquired Companies has received written notice of the intention of any party to terminate any Real Property Lease; and

(c)     All sums and charges due and payable under each Real Property Lease by any Acquired Company (and any subtenants and licensees of any Acquired Company) have been paid in full.

3.10.     Legal Compliance. For all periods (i) prior to the Prior Acquisition Date, to the Company’s Knowledge, and (ii) since and including the Prior Acquisition Date, the Acquired Companies have been operating the Business in all material respects in compliance with all applicable Legal Requirements and none of the Acquired Companies has been in material violation of any Legal Requirements applicable to it. Except as set forth on Schedule 3.10, for all periods (a) prior to the Prior Acquisition Date, to the Company’s Knowledge, and (b) since and including the Prior Acquisition Date, there are and have been no threatened (to the Company’s Knowledge) or unresolved notices of violations of Legal Requirements pending against any of the Acquired Companies. This Section 3.10 does not relate to matters with respect to Taxes, which are the subject of Section 3.8, matters with respect to employee benefits, which are the subject of Section 3.11, environmental matters, which are the subject of Section 3.14 or healthcare and privacy matters, which are the subject of Section 3.20.

3.11.     Company Plans.

3.11.1.     Schedule 3.11.1 lists all material Employee Plans as to which any Acquired Company sponsors, maintains, contributes or is obligated to contribute, or under which any Acquired Company or ERISA Affiliate has or may have any liability, or which benefits any current or former Service Provider, director or consultant of any Acquired Company or the beneficiaries or dependents of any such Person (each a “Company Plan”). The Company has made available to Parent true and complete copies of all Company Plans and of the following documents, as applicable, with respect to each of the Company Plans: (i) the Company Plan document and all amendments, (ii) any related trust agreement or other funding instrument, (iii) the most recent IRS determination letter, if any, (iv) any summary plan description and other material written communications provided to Service Providers concerning the extent of the benefits provided under each Company Plan, (v) the actuarial report and annual reports (Form 5500), if any, for such Company Plan for each of the last three (3) years, and (vi) all material personnel, payroll and employment manuals and policies currently applicable to any Service Providers covered by any such Company Plans.

3.11.2.     None of the Acquired Companies nor any ERISA Affiliate currently maintains, contributes to or has liability of any kind under and (a) since and including the Prior Acquisition Date and (b) to the Company’s Knowledge, from the date that is six (6) years preceding the Closing Date until the day prior to the Prior Acquisition Date, has maintained, contributed to, or had liability of any kind under, a plan that is either (i) “multiple employer welfare arrangement” as defined in Section 3(40)(A) of ERISA, (ii)subject to Section 412 of the Code or Section 302 or Title IV of ERISA, including any “multiemployer plan” as defined in Section 4001(a)(3) of ERISA, or (iii) a “multiple employer plan” subject to Code Section 413(c).

3.11.3.     During the period since and including the Prior Acquisition Date, no Acquired Companies, no ERISA Affiliate nor, to the Company’s Knowledge, any other Person, has engaged in a prohibited transaction, breached any fiduciary duty, or violated any law or regulation applicable to any Company Plan or related funding arrangement, except as would not be material in any respect to any of the Acquired Companies. Each Company Plan that is intended to be qualified under Code Section 401(a) has received a determination letter from the Internal Revenue Service or is entitled to rely on an opinion letter (or a prototype opinion letter), and to the Company’s Knowledge, no facts or circumstances exist that would reasonably be expected to cause the Internal Revenue Service to revoke such letter or to determine that such Company Plan is not, or has not at all times been, qualified under Code Section 401(a).

3.11.4.     Each Company Plan, including, to the Company’s Knowledge, any associated trust or fund, has been administered in accordance in all material respects with its terms and applicable Legal Requirements, including ERISA and the Code, and there are not now and for all periods in the past six (6) years, there have never been any liens against the assets of any Acquired Company or ERISA Affiliate due to any Company Plan, the Code, or ERISA.

3.11.5.     All required contributions to, and premium payments on account of, each Company Plan have been made on a timely basis or fully accrued on the Company’s balance sheet. The benefits due under any Company Plan that is a welfare plan as defined in Section 3(1) of ERISA and that is set forth on Schedule 3.11.5 hereto are provided solely under a fully-insured and fully-paid policy.

3.11.6.     All required reports, Tax Returns, documents and plan descriptions of the Company Plans have been timely filed with the Internal Revenue Service, the U.S. Department of Labor and/or, as appropriate, provided to participants in the Company Plans, except as would not be material in any respect to any of the Acquired Companies. There is no pending or, to the Company’s Knowledge, threatened Action relating to a Company Plan, other than routine claims in the ordinary course of business for benefits provided for by the Company Plans.

3.11.7.     No Company Plan is, or for all periods (i) prior to the Prior Acquisition Date, to the Company’s Knowledge, and (ii) since and including the Prior Acquisition Date, has been the subject of an examination or audit by a Governmental Authority, and there is no pending or, to the Company’s Knowledge, threatened examination or audit by a Governmental Authority relating to any Company Plan.

3.11.8.     Except as set forth on Schedule 3.11.8 or as required under Section 601 et seq. of ERISA or similar state laws, no Company Plan provides benefits or coverage in the nature of health, medical, dental, vision, life or disability insurance, and no written or oral agreements have been entered into promising or guaranteeing, the continuation of insurance coverage for any current or former Service Providers of any Acquired Company or any ERISA Affiliate or their beneficiaries for any period of time following retirement or other termination of employment. The Acquired Companies have made available to Parent a list of all former Service Providers of any Acquired Company and any ERISA Affiliate and their beneficiaries who are eligible for and/or have elected continuation coverage under COBRA.

3.11.9.     Each Company Plan that is a “non-qualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and applicable regulations and guidance thereunder (a “Nonqualified Deferred Compensation Plan”) and any award thereunder, in each case that is subject to Section 409A of the Code, has at all relevant times been in documentary and operational compliance with the requirements of Section 409A of the Code and the regulations and guidance thereunder (“Section 409A”). All Options are exempt from Section 409A, and no Company Plan that would have been a Nonqualified Deferred Compensation Plan subject to Section 409A but for the applicable effective date provisions under Section 409A has been “materially modified” within the meaning of IRS Notice 2005-1 and Treasury Regulations §1.409A-6(a)(4) after October 3, 2004.

3.11.10.     Except as set forth on Schedule 3.11.10, neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions will, either alone or in connection with any other event, except as specifically provided pursuant to the terms of this Agreement: (i) result in any payment of any amount (whether in the form of cash or property or vesting of property) becoming due to any current or former Service Provider, officer, director, or stockholder of any Acquired Company; (ii) increase any benefits under any Company Plan or (iii) result in the acceleration of the time of payment, vesting or funding of any such benefits under any Company Plan.

3.11.11.     Neither any of the Acquired Companies nor any ERISA Affiliate has announced any intention, made any amendment or binding commitment, or given any written or oral notice providing that any Acquired Company (i) will create additional Company Plans covering the Service Providers of any Acquired Company, (ii) will increase benefits promised or provided pursuant to any Company Plan, or (iii) will not exercise after the Effective Time any right or power it may have to terminate, suspend or amend any Company Plan.

3.12.     Intellectual Property.

3.12.1.     Schedule 3.12.1 sets forth a list of all licenses and other agreements under which (a) any Person grants to an Acquired Company any right or authorization to use any Company IP Rights (other than commercial off-the-shelf software that is licensed by an Acquired Company at an annual cost of less than $10,000 in the aggregate, which, although excluded from Schedule 3.12.1(a), are included in the definition of Inbound Licenses) (the “Inbound Licenses”), or (b) an Acquired Company grants any other Person any right or authorization to use any Company IP Rights (including any Intellectual Property Rights to any Company Software) (other than non-exclusive, object code licenses to Company Software granted to customers in the ordinary course of the Business, which, although excluded from Schedule 3.12.1(b), are included in the definition of Outbound Licenses) (the “Outbound Licenses”). Other than the Inbound Licenses and the Outbound Licenses, there are no Contracts governing any Company IP Rights or otherwise pertaining to the use of any Company Software.

3.12.2.     Schedule 3.12.2 sets forth a true, accurate, and complete list of all (a) Patents and all registrations and applications issued by or filed with any Governmental Authority by or on behalf of, or to, an Acquired Company with respect to any Patents, Copyrights, Marks or any other Company IP Rights (collectively, “Company IP Registrations”), (b) all unregistered Company IP Rights owned by an Acquired Company that are material to the conduct of the Business as currently conducted, and (c) all material software which any Acquired Company owns (solely or jointly with others) (all such software, including any content, data or interface incorporated therein, generated thereby or used therewith, and any bug fixes, patches, updates, upgrades or modifications thereto, the “Company Software”). All Company IP Registrations are properly filed and maintained and in full force and effect, and all Company IP Rights set forth or required to be set forth on Schedule 3.12.2, and all Company IP Rights in the Company Software, are subsisting enforceable, and, to the Company’s Knowledge, valid. The Company has made available to Parent a list of all material applications, registrations and filings made or taken pursuant to federal and state laws by an Acquired Company to perfect or protect its interest in the Company IP Rights, including all Company IP Registrations.

3.12.3.     Except for Intellectual Property Rights licensed to an Acquired Company pursuant to the Inbound Licenses, each Acquired Company exclusively owns all Intellectual Property Rights used by it in or otherwise necessary for the operation of its Business (including. without limitation, all Intellectual Property Rights in the Company Software), free and clear of all Encumbrances and free and clear of all licenses other than the Outbound Licenses.

3.12.4.     Except as set forth on Schedule 3.12.4, or all periods (i) prior to the Prior Acquisition Date, to the Company’s Knowledge, and (ii) since and including the Prior Acquisition Date, the operation and conduct of the Business as previously conducted and as currently conducted has not and does not infringe, violate, dilute or misappropriate any Intellectual Property Rights of any other Person. For all periods (a) prior to the Prior Acquisition Date, to the Company’s Knowledge, and (b) since and including the Prior Acquisition Date, the Company has not received any written notice asserting that the conduct of the Business as previously conducted or as currently conducted violates any Inbound License or any Outbound License, or infringes, violates, dilutes, or misappropriates the Intellectual Property Rights of any other Person. There is no pending or, to the Company’s Knowledge, threatened, Action contesting the validity, ownership or right to use, sell, license or dispose of any Company IP Right. To the Company’s Knowledge, there is no unauthorized use, infringement, violation, dilution, or misappropriation by any Person of any Company IP Rights owned by the Acquired Companies.

3.12.5.     All material Company IP Rights, including any Company Software, either (a) have been assigned to the Company or a Subsidiarity thereof pursuant to agreements containing confidentiality and intellectual property assignment provisions in favor of the Company or a Subsidiary thereof, or (b) were created or developed by Service Providers of the Acquired Companies and are owned as of the date hereof by the Company or a Subsidiary thereof by operation of law, in either case except for technology, software or other embodiments of intellectual property which were licensed to an Acquired Company by any third party pursuant to an Inbound License.

3.12.6.     The Acquired Companies have and will retain all rights and licenses in the Company Software, their computer systems and other technology as are necessary for them to operate their business as currently conducted after the Closing.

3.12.7.     The Acquired Companies have taken appropriate and reasonably comprehensive steps to maintain the Company IP Rights and to protect, preserve and maintain the secrecy and confidentiality of their Trade Secrets and other confidential and proprietary information and data, and have not disclosed the source code to any Company Software to any Person outside of the Acquired Companies. To the Company’s Knowledge, there is no violation or unauthorized disclosure of any Trade Secret or confidential or proprietary information, or obligations of confidentiality with respect to such. The Acquired Companies have not at any time used or otherwise exploited any Open Source Software in such a way that creates or purports to create obligations of any Acquired Company to make source code for any Company Software publicly available or which may restrict the ability of any Acquired Company to charge a license fee for any Company Software.

3.12.8.     To the Company’s Knowledge, all Company Software, is free of any defects, bugs, errors, disabling codes or instructions, spyware, Trojan horses, worms, and viruses, except to the extent that such content has not caused, and would not reasonably be expected to cause, a Material Adverse Effect.

3.12.9.     The Acquired Companies have implemented and maintained, consistent with customary industry practices and their obligations to third Persons, security and other measures adequate to protect computers, networks, software and systems used by the Company from unauthorized access, use or modification.

3.13.     Permits. Each of the Acquired Companies holds all material Permits that are necessary to the conduct of the Business or its respective operations as presently conducted, each of which material Permit is listed on Schedule 3.13. All such material Permits held by the Acquired Companies are valid and in full force and effect and the Acquired Companies are operating and have operated in compliance with the terms of all such Permits. There are no Actions pending or, to the Company’s Knowledge, threatened that seek the revocation, cancellation or suspension of any such material Permits.

3.14.     Environmental Matters. Except as set forth on Schedule 3.14,

3.14.1.     each Acquired Company is, and has been for all periods (i) prior to the Prior Acquisition Date, to the Company’s Knowledge, and (ii) since and including the Prior Acquisition Date, in compliance in all material respects with all Environmental Laws. No Acquired Company has received any written notification or communication from any Governmental Authority during the past five (5) years asserting any violation of any Environmental Law in connection with the conduct, ownership, use, occupancy or operation of the Business, and there are no unresolved notices of violation or orders relating to a violation of any Environmental Law,

3.14.2.     each Acquired Company has all Permits required under applicable Environmental Laws, and is, and has been for all periods (i) prior to the Prior Acquisition Date, to the Company’s Knowledge, and (ii) since and including the Prior Acquisition Date, in compliance in all material respects with the respective requirements of such Permits;

3.14.3.     there is not now pending nor, to the Company’s Knowledge, threatened, any Action against an Acquired Company in connection with any past or present Release or threat of Release of a Hazardous Substance or noncompliance with Environmental Laws, including any Action related to a shipment of hazardous wastes to facilities owned or operated by third parties; and

3.14.4.     to the Company’s Knowledge there have been no Releases of Hazardous Substances by any Acquired Company on or from any real property leased or operated by an Acquired Company.

3.14.5.     The Company has delivered or made available to Parent correct and complete copies together with all side letters, modifications and amendments thereto of all (i) Environmental Permits and (ii) environmental assessments, audits and reports in any Acquired Company’s possession pertaining to any Acquired Company or the Business.

3.15.     Material Contracts.

3.15.1.     Except as disclosed on Schedule 3.15.1, as of the date of this Agreement, none of the Acquired Companies is bound by or a party to:

(a)     any Contract with any of the (i) ten (10) largest customers of the Acquired Companies (on a consolidated basis), as measured by the amounts received from such customer during the twelve (12) month period ended December 31, 2013 and (ii) ten (10) largest customers of the Acquired Companies (on a consolidated basis) as measured by the amounts received from such customer during the seven month period ended July 31, 2014 (with the customers party to the Contracts described in this Section 3.15.1(a) being referred to in this Agreement as "Material Customers");

(b)     any Contract with any Payor;

(c)     any (i) Contract between any of the Acquired Companies or their Affiliates other than the Professional Corporations, on the one hand, and any of the Professional Corporations, on the other hand, (ii) material Contract between any of the Professional Corporations and any other Person and (iii) Contract between any stockholder of any Professional Corporation and any Acquired Company;

(d)     any Contract relating to the acquisition or disposition of any current or former Subsidiary, division or business of any Acquired Company (whether by merger, consolidation or other business combination, sale of securities, sale of assets or otherwise), other than Contracts in which an Acquired Company does not have any remaining obligations;

(e)     any partnership, limited liability company or joint venture agreement to which any Acquired Company is a party;

(f)     each Contract governing Indebtedness;

(g)     any employment or consulting agreements with a Service Provider or consultant whose annual base compensation in the fiscal year ending December 31, 2014 is expected to exceed $150,000;

(h)     any Contract requiring capital expenditures after the date of this Agreement in an amount in excess of $150,000;

(i)     all Contracts that contain a covenant by an Acquired Company not to compete in any business with any Person or engage in any business in any geographic area; and

(j)     any Contract not required to be disclosed pursuant to any of the other subsections of this Section 3.15.1 that provides for or is reasonably likely to result in annual payments to or by an Acquired Company in excess of $150,000 or aggregate payments to or by an Acquired Company in excess of $300,000 (other than purchase orders entered into in the ordinary course of business).

The Company has made available to Parent true, accurate and complete copies (or if the Contract is oral, an accurate and complete summary thereof) of each Contract listed on Schedule 3.15.1, in each case, as amended or otherwise modified and in effect.

3.15.2.     Each Contract disclosed on Schedule 3.9.2 (Real Property Leases), 3.11.1 (Company Plans), 3.12.1 (IP Licenses) or 3.15.1 (Material Contracts) (each, a “Material Company Contract”) (a) is in full force and effect, (b) is a legal, valid and binding obligation of the Acquired Company party thereto, enforceable against such Acquired Company in accordance with its terms, except to the extent that enforcement of the rights and remedies created thereby is subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) and (c) to the Company’s Knowledge, is a legal, valid and binding obligation of each other party to such Material Company Contract, enforceable against each such other party in accordance with its terms, except to the extent that enforcement of the rights and remedies created thereby is subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

3.15.3.     None of the Acquired Companies, nor, to the Company’s Knowledge, any other party to any Material Company Contract is in material breach or violation of, or default under any Material Company Contract.

3.15.4.     Except as set forth on Schedule 3.15.4, in the twelve (12) month period prior to the date of this Agreement, no Material Customer has in writing cancelled, suspended or otherwise terminated its relationship with any Acquired Company, or, to the Company’s Knowledge, threatened in writing to do so.

3.16.     Transactions with Affiliates. Except as set forth on Schedule 3.16, no Affiliate of any Acquired Company, nor any executive officer or director (or the equivalent) or equityholder of an Acquired Company (or, to the Company’s Knowledge, any Person related by blood, marriage or adoption to any of the foregoing individuals or any trust or comparable entity that is operated for the benefit of any of the Persons referenced in the foregoing or any Person in which any Person referenced in the foregoing owns a beneficial interest) is a party to any material agreement or transaction with an Acquired Company or has any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the Business, other than (a) with respect to the payment of compensation and other consideration to executive officers and directors (or the equivalent) in the ordinary course of business, (b) employment agreements with an Acquired Company, (c) participation in Company Plans and (d) agreements and transactions solely between one or more Acquired Companies.

3.17.     Litigation; Governmental Orders. Except as set forth on Schedule 3.17(A), as of the date hereof, (a) there is no material Action pending or, to the Company’s Knowledge, threatened against an Acquired Company and (b) no Governmental Order is outstanding that is directed or addressed specifically to any Acquired Company. With respect to the Actions set forth on Schedule 3.17(B), all Losses imposed upon, suffered or incurred by any of the Acquired Companies arising out of, relating to, or as a result of such Actions will not be more than the amount of insurance coverage that is available under the existing liability insurance policies covering the Acquired Companies (which, for the avoidance of doubt, will not include either Policy).

3.18.     Insurance. Schedule 3.18 sets forth a listing of all policies or binders of insurance covering the operations of the Acquired Companies as of the date hereof and such policy represent insurance coverage for the Business consistent with industry standards and are sufficient to comply with any and all requirements for insurance in any Material Company Contract. All such policies are in full force and effect and all premiums due on such policies have been paid in a timely manner. No Acquired Companies has received written notice of a material default with respect to its obligations under, or notice of cancellation of, any such policies and the Acquired Companies have complied in all material respects with the terms and provisions of such polices.

3.19.     Labor Matters.

3.19.1.     There is no work slowdown, lockout, stoppage, picketing or strike pending, or to the Company’s Knowledge, threatened between any Acquired Company, on the one hand, and its Service Providers, on the other hand, and for all periods (i) prior to the Prior Acquisition Date, to the Company’s Knowledge, and (ii) since and including the Prior Acquisition Date, there has been no such event. Each of the Acquired Companies is and for all periods (i) prior to the Prior Acquisition Date, to the Company’s Knowledge, and (ii) since and including the Prior Acquisition Date, has been in material compliance with all applicable Legal Requirements respecting employment and employment practices. No Service Provider of an Acquired Company is represented by a labor union, no Acquired Company is party to, or otherwise subject to, any collective bargaining agreement, or other similar labor union contract. To the Company’s Knowledge there is no organizational activity being made or threatened by or on behalf of any labor union with respect to any Service Provider of any of the Acquired Companies. Except as set forth on Schedule 3.19.1 (a), since (x) the Prior Acquisition Date and, (y) to the Company’s Knowledge, prior to the Prior Acquisition Date there has been no (A) unfair labor practice, charge, complaint, dispute or arbitration proceeding pending or, to the Company’s Knowledge, threatened against the Acquired Companies before any Governmental Authority or (B) actual or, to the Company’s Knowledge, threatened, Actions or consent decrees relating to or arising out of employment Laws, terms and conditions of employment or wages and hours pertaining to Service Providers or employment practices affecting Service Providers, in each case, other than any matter that has been settled, closed or otherwise resolved in such a manner that (a) there was no material liability to any of the Acquired Companies, (b) there is no reasonable possibility of material future liability to any of the Acquired Companies and (c) there is no material future obligation of any of the Acquired Companies with respect to such matter. Except as set forth in Schedule 3.19.1(b), none of the Service Providers of the Acquired Companies is party to an employment agreement or other Contract that cannot be terminated on thirty (30) or fewer days’ notice without liability to any of the Acquired Companies. None of the Acquired Companies is in material breach of any written agreement with any Service Provider.

3.19.2.     Schedule 3.19.2 lists each Employment Loss during the 90-day period ending on the date hereof, along with the date of each such Employment Loss and an indication of who suffered the Employment Loss and that individual’s “site of employment” (within the meaning of the WARN Act), which shall be updated as of the Closing Date.

3.19.3.      None of the Acquired Companies is under investigation or audit with respect to any matter pertaining to its current or former Service Providers and for all periods (i) prior to the Prior Acquisition Date, to the Company’s Knowledge, and (ii) since and including the Prior Acquisition Date, none of the Acquired Companies has received written notice that it has improperly classified any Person as an independent contractor or exempt from overtime requirement. During the period since and including the Prior Acquisition Date, each person whom any of the Acquired Companies has treated as an independent contractor qualifies or qualified as an independent contractor under the Code and all applicable state laws during the entire period of such classification, except as would not result in material liability to any of the Acquired Companies.

3.19.4.     Except as set forth on Schedule 3.19.4, during the period since and including the Prior Acquisition Date, no Service Provider of any Acquired Company has any claim against any Acquired Company (whether under Applicable Legal Requirements, any employment agreement or otherwise) on account of or for: wages or other compensation, other than wages or other compensation for the current pay period.

3.19.5.     To the Company’s Knowledge, each Service Provider of the Acquired Companies is legally authorized to work in the United States for the Acquired Companies.

3.19.6.     Except as set forth on Schedule 3.19.6, the employment or service relationship of each of the Acquired Company’s Service Providers is terminable at will without cost to the Acquired Companies, except for accrued wages, in the case of employees and accrued fees, in the case of independent contractors.

3.19.7.     Schedule 3.19.7 sets forth a true and correct list of all Service Providers of the Acquired Companies who have an actual or contingent obligation on termination of employment or service relationship to repay to any of the Acquired Companies any loan, sign on bonus, or other amount and indicates the amount subject to repayment as of the date hereof and the schedule of forgiveness dates.

3.19.8.     To the Company’s Knowledge, no Service Provider of any Acquired Company is party to, or is otherwise bound by, any Contract, including any confidentiality, non-competition or proprietary rights agreement, between such Service Provider and any Person that materially adversely affects or will materially adversely affect the performance of that Service Provider’s duties to, or on behalf of, any Acquired Company as Service Provider of the Acquired Companies or following the Closing.

3.20.     Healthcare Matters; Data Privacy and Security.

3.20.1.     The Acquired Companies and the Business are and have at all times been in material compliance with all Healthcare Laws. For all periods (i) prior to the Prior Acquisition Date, to the Company’s Knowledge, and (ii) since and including the Prior Acquisition Date, the Acquired Companies hold and at all times have held all material Permits that are required under applicable Healthcare Laws in connection with the conduct, ownership, use, occupancy or operation of their respective businesses or assets (the “Healthcare Permits”). For all periods (a) prior to the Prior Acquisition Date, to the Company’s Knowledge, and (b) since and including the Prior Acquisition Date, the Acquired Companies and the Business are and have at all times been in material compliance with the terms of the Healthcare Permits. There is no Action pending or, to the Company’s Knowledge, threatened against the Acquired Companies or the Business alleging any failure to comply with any Healthcare Laws or Healthcare Permits. Sections 3.20.2 through 3.20.6 shall not limit the generality of this Section 3.20.1.

3.20.2.     For all periods (i) prior to the Prior Acquisition Date, to the Company’s Knowledge, and (ii) since and including the Prior Acquisition Date, the Acquired Companies have and at all times have had the requisite Contracts and provider or supplier number(s) to bill the Payor Programs billed by the Acquired Companies and the Business. All physicians, nurse practitioners and other healthcare professionals employed by, or providing services to or on behalf of, the Acquired Companies are duly licensed, as applicable, and properly credentialed with the Payor Programs, as applicable. Except as set forth on Schedule 3.20.2, the Acquired Companies have not received any notice that there is any investigation, audit, claim review or other action pending or threatened that could result in: (a) a revocation, suspension, termination, probation, restriction, limitation, or non-renewal of any license or Payor Program credentials of any physician, nurse practitioner or other healthcare professional employed by, or providing services to or on behalf of, the Acquired Companies; (b) a revocation, suspension, termination, probation, restriction, limitation, or non-renewal of any of the Acquired Companies’ Contracts or Payor provider or supplier number(s); or (c) the exclusion of any of the Acquired Companies, any of their locations or any portion of the Business from any Payor Program. For all periods (x) prior to the Prior Acquisition Date, to the Company’s Knowledge, and (y) since and including the Prior Acquisition Date, there have been no program integrity reviews of the Acquired Companies or the Business that have been conducted by any Governmental Authority, governmental contractor or Payor in connection with any Payor Program, other than routine audits contemplated under the applicable Payor Contracts, and no such review by a Payor is scheduled, pending, being conducted or, to the Company’s Knowledge, threatened, against or affecting the Acquired Companies or the Business.

3.20.3.     For all periods (i) prior to the Prior Acquisition Date, to the Company’s Knowledge, and (ii) since and including the Prior Acquisition Date, all claims that have been submitted by or on behalf of the Acquired Companies and the Business have been submitted in compliance with applicable Legal Requirements, the applicable Payor Contract and all rules, regulations, policies, and procedures of the applicable Payor Program, if any, and the Acquired Companies have not received any notice that there are any material pending or threatened, audits, investigations or claims for or relating to any such claims. For all periods (a) prior to the Prior Acquisition Date, to the Company’s Knowledge, and (b) since and including the Prior Acquisition Date, all claims submitted to Payors by or on behalf of the Acquired Companies or Business for items, services and goods provided represent claims for items, services or goods were duly ordered and actually provided by the Acquired Companies or Business. For all periods (x) prior to the Prior Acquisition Date, to the Company’s Knowledge, and (y) since and including the Prior Acquisition Date, the Acquired Companies and the Business have timely and accurately filed all requisite claims and other material reports and documentation required to be filed in connection with all Payor Contracts and Payor Programs.

3.20.4.     None of the Acquired Companies, the Business or any of their respective Service Providers (while such Service Providers were employed or contracted by the Acquired Companies) was or has been excluded, suspended or debarred from participation in any Government Sponsored Healthcare Program or other third-party payor, nor to the Company’s Knowledge, is any such debarment, disqualification, suspension or exclusion threatened.

3.20.5.     For all periods (i) prior to the Prior Acquisition Date, to the Company’s Knowledge, and (ii) since and including the Prior Acquisition Date, none of the Acquired Companies, the Business or any of their respective Service Providers (while such Service Providers were employed or contracted by the Acquired Companies), has, directly or indirectly, on behalf of the Acquired Companies, the Business, any of their respective customers or otherwise: (a) made or caused to be made a false statement or representation of a fact in any application for any benefit or payment from any Payor Program; (b) made or caused to be made any false statement or representation of a fact for use in determining rights to any benefit or payment from any Payor Program; or (c) offered, solicited, paid or received any remuneration (including any kickback, bribe or rebate) in violation of any Healthcare Laws.

3.20.6.     None of the Acquired Companies, the Business or any of their respective Service Providers (while such Service Providers were employed or contracted by the Acquired Companies or, to the Company’s Knowledge, otherwise) was or has been (i) convicted or charged with a criminal offense relating to any Government Sponsored Healthcare Program and no such criminal action or proceeding is pending and (ii) to the Company’s Knowledge, no such criminal action or proceeding has been threatened concerning any such matter.

3.20.7.     Except as set forth on Schedule 3.20.7, for all periods (i) from the date that is six (6) years preceding the Closing Date until the Prior Acquisition Date, to the Company’s Knowledge, and (ii) since and including the Prior Acquisition Date, (a) the Acquired Companies have complied in all material respects with all applicable data privacy, confidentiality and security laws, including the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104 191, 42 U.S.C. §§ 1320d--1329d-8), the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 3000 et seq), and the regulations promulgated thereunder, (b) no Acquired Company has received any written notice or claim of, or been subject to any Action for, any data privacy or security breach, including regarding any of Acquired Companies’ information practices or the disclosure, retention, or misuse of any Personal Information, and (c) no Acquired Company has suffered any HIPAA breach.

3.21.     Brokers. There are no brokerage commissions, finders’ fees or similar compensation payable in connection with the Contemplated Transactions based on any Contract made by or on behalf of the Acquired Companies other than fees (if any) that will (a) be included as Seller Transactions Expenses or otherwise paid before the Closing Date or (b) otherwise be paid by the Holders or their Affiliates and for which Parent (and after the Closing, the Acquired Companies) and their Affiliates will have no responsibility to pay.

4.	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB.

Each of Parent and Merger Sub represents and warrants to the Company as follows:

4.1.     Organization, Power and Standing. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement and, in the case of Parent, the Escrow Agreement, to perform its respective obligations hereunder and thereunder and to consummate the Contemplated Transactions. Each of Parent and Merger Sub has taken all corporate actions or proceedings required to be taken by or on the part of Parent or Merger Sub, as applicable, to authorize and permit the execution and delivery by Parent or Merger Sub, as applicable, of this Agreement, the Escrow Agreement and the instruments required to be executed and delivered by it pursuant hereto and thereto and the performance by Parent or Merger Sub, as applicable, of its obligations hereunder and thereunder and the consummation by Parent or Merger Sub, as applicable, of the transactions contemplated hereby and thereby. Each of Parent and Merger Sub has made available to the Company a true, complete and correct copy of each of its Organizational Documents, each as in effect on the date hereof.

4.2.     Authorization.

4.2.1.     This Agreement has been, and, in the case of Parent, the Escrow Agreement will be, duly executed and delivered by Parent and Merger Sub, as applicable, and assuming the due authorization, execution and delivery each of the other parties hereto or thereto, constitutes (or in the case of Parent, the Escrow Agreement will constitute) the legal, valid and binding obligation of Parent and/or Merger Sub, enforceable against Parent and/or Merger Sub in accordance with its terms, except as the enforceability thereof may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors rights generally or (b) general principles of equity, whether considered in a proceeding at law or in equity.

4.2.2.     The number of authorized but unissued and unreserved shares of Parent Common Stock is greater than or equal to the number of shares of Parent Common Stock to be issued to the Holders pursuant to this Agreement. The shares of Parent Common Stock to be issued by Parent to the Holders pursuant to this Agreement will be duly and validly authorized and issued by Parent, will be fully paid and non-assessable, will not be issued in violation of any preemptive rights of any stockholder of Parent and shall be issued and delivered by Parent to the Holders pursuant to this Agreement free of any Encumbrances other than any Encumbrances created under the applicable Transmittal Document or Optionholder Acknowledgment delivered by the Holders hereunder.

4.3.     No Violation or Approval; Consents. Neither the execution and delivery by each of Parent and Merger Sub of this Agreement (or, in the case of Parent, the Escrow Agreement) nor the consummation of the Contemplated Transactions will:

4.3.1.     require the consent, waiver, approval, order or authorization of, or filing with, any Governmental Authority, other than (a) required filings under the HSR Act, (b) filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (c) consents, waivers, approvals, orders, authorizations or filings that, if not obtained or made, would not reasonably be expected to prevent or materially impair the ability of Parent or Merger Sub to consummate the Contemplated Transactions;

4.3.2.     result in a breach, violation or termination of, or acceleration of obligations under, or default under (or an event which, with notice or lapse of time or both, would constitute a default), or require the consent of any third party under, any Contract to which Parent or Merger Sub is party, except for such breaches, violations, terminations, accelerations, defaults or consents as would not reasonably be expected to prevent or materially impair or materially delay the ability of Parent or Merger Sub to consummate the Contemplated Transactions;

4.3.3.     result in a material violation of any Legal Requirement or Governmental Order or NADAQ Global Select Market listing or maintenance requirement to which Parent, Merger Sub or any of their respective Affiliates is subject; or

4.3.4.     result in a material breach or violation of the Organizational Documents of Parent or Merger Sub.

4.4.     Financing

(a)     Parent and Merger Sub have received and accepted an executed commitment letter dated September 17, 2014 (the “Debt Commitment Letter”) from the lenders party thereto (collectively, and including any Persons that have committed to provide or have otherwise entered into agreements in connection with the Debt Commitment Letter or alternative financing arranged pursuant to Section 7.13, including any joinder agreements or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates, officers, directors, employees, agents and representatives involved in the Debt Financing and their successors and assigns, including any arranger, administrative agent or collateral agent of the Debt Financing, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide the amounts set forth therein (the “Debt Financing Commitments”). The Debt Financing Commitments pursuant to the Debt Commitment Letter are collectively referred to in this Agreement as the “Debt Financing”. Parent and Merger Sub have delivered to the Company true, complete and correct copies of the Debt Commitment Letter and the fee letter referenced in the Debt Commitment Letter (the “Fee Letter”) (except that only the fee amounts, consent fees, price caps (including price caps in any economic “flex” provisions) and other numerical provisions set forth therein have been redacted).

(b)     Except as expressly set forth in the Debt Commitment Letter, there are no conditions precedent to the obligations of the Lenders to provide the Debt Financing or any contingencies that would permit the Lenders to reduce the total amount of the Debt Financing. Assuming the satisfaction of the conditions set forth in Article 5 and the completion of the Marketing Period and the performance by the Company of its obligations under this Agreement, Parent and Merger Sub do not have any reason to believe that they will be unable to satisfy on a timely basis all conditions and terms to be satisfied by them in the Debt Commitment Letter on or prior to the Closing Date, nor do Parent or Merger Sub have knowledge that any of the Lenders will not perform its respective obligations thereunder.

(c)     The Debt Financing, when funded in accordance with the Debt Commitment Letter, will provide Parent and Merger Sub with cash proceeds on the Closing Date (after netting out applicable fees, expenses, original issue discount and similar premiums and charges and after giving effect to the maximum amount of flex (including original issue discount flex) provided under the Debt Commitment Letter and Fee Letter) sufficient for the satisfaction of their obligations to pay the Purchase Price and any fees, expenses and other amounts payable by them in connection with the transactions contemplated hereby.

(d)     The Debt Commitment Letter is (i) a valid and binding obligation of Parent and Merger Sub and, to the knowledge of Parent and Merger Sub, of each of the other parties thereto (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity whether considered in a proceeding in equity or at law) and (ii) in full force and effect. As of the date of this Agreement, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Parent and Merger Sub under the terms and conditions of the Debt Commitment Letter. Parent and Merger Sub have paid, or caused to be paid, in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Debt Commitment Letter on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date. The Debt Commitment Letter has not been modified, amended or altered as of the date hereof and will not be amended, modified or altered at any time through the Closing, except as permitted by Section 7.13(a) and none of the commitments under the Debt Commitment Letter have been withdrawn or rescinded in any respect.

4.5.     Brokers. There are no brokerage commissions, finders’ fees or similar compensation payable in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of Parent, Merger Sub or any of their respective Affiliates other than fees (if any) that will be paid by Parent, Merger Sub or their respective Affiliates and for which the Company, the Holders, the Holders’ Representative and each of their respective Affiliates will have no responsibility to pay.

4.6.     SEC Filings. Parent has timely filed all forms, statements, schedules, documents and reports required to be filed by it with the Securities and Exchange Commission (the “SEC Filings”). The SEC Filings (i) were prepared in accordance with and complied with the requirements of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder in all material respects and (ii) did not, at the time they were filed, contain any untrue statements of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The financial statements (including the related notes) of Parent included in the SEC Filings complied, when filed, in all material respects with applicable accounting requirements and the published rules and regulations of the Securities and Exchange Commission with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end adjustments and the absence of footnotes).

5.	CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PARENT AND MERGER SUB.

The obligations of Parent and Merger Sub to consummate the Closing are subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

5.1.     Bring-Down of Representations and Warranties. The Company Fundamental Representations shall be true and correct in all material respects as of the Closing Date with the same effect as though made at and as of such time (except for representations and warranties that are made expressly as of a specific date, which representations and warranties shall be true and correct in all material respects as of such date). The representations and warranties of the Company in this Agreement (other than the Company Fundamental Representations) (without giving effect to any limitations as to “materiality” or “Material Adverse Effect” set forth therein) shall be true and correct as of the Closing Date with the same effect as though made at and as of such time (except for representations and warranties that are made expressly as of a specific date, which representations and warranties shall be true and correct as of such date), except for such failures to be so true and correct as shall not have had, and would not reasonably be expected to have, a Material Adverse Effect.

5.2.     Performance of Obligations. The Company shall have performed in all material respects all covenants and agreements required by this Agreement to be performed by the Company prior to the Closing.

5.3.     No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect, and no fact, event, condition, occurrence, effect or change shall have occurred or exist which, in combination with any other fact, event, condition, occurrence, effect or change, would reasonably be expected to have, a Material Adverse Effect.

5.4.     Pay-off Letter(s). The Company shall have received and provided Parent with executed pay-off letter(s) in connection with the repayment of the Refinancing Indebtedness (and to the extent such Refinancing Indebtedness is secured, customary lien releases to be effective upon the repayment of such Refinancing Indebtedness), in a form reasonably acceptable to Parent.

5.5.     Termination Agreements. The Termination Agreements shall have been duly executed by all necessary parties thereto and shall have been delivered to Parent.

5.6.     Compliance Certificate. The Company shall have delivered to Parent a certificate duly executed by the Chief Executive Officer of the Company dated as of the Closing Date to the effect that each of the conditions specified above in Sections 5.1, 5.2 and 5.3 have been satisfied.

5.7.     No Legal Restraint. There shall be in effect no Legal Requirement or Governmental Order that has the effect of prohibiting the consummation of the Contemplated Transactions.

5.8.     HSR Clearance. All necessary filings pursuant to the HSR Act shall have been made and the applicable waiting periods thereunder shall have expired or been terminated.

5.9.     Delivery of Escrow Agreement. Parent shall have received a copy of the Escrow Agreement fully executed by the other parties thereto.

5.10.     Stockholder Approval. The Stockholder Approval shall have been obtained.

6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY.

The obligation of the Company to consummate the Closing is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

6.1.     Bring-Down of Representations and Warranties. The Parent Fundamental Representations shall be true and correct in all material respects as of the Closing Date with the same effect as though made at and as of such time (except for representations and warranties that are made expressly as of a specific date, which representations and warranties shall be true and correct in all material respects as of such date). The representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations) (without giving effect to any limitations as to “materiality” set forth therein) shall be true and correct as of the Closing Date with the same effect as though made at and as of such time (except for representations and warranties that are made expressly as of a specific date, which representations and warranties shall be true and correct as of such date), except for such failures to be so true and correct as have not prevented, materially impaired or materially delayed, and would not reasonably be expected to prevent, materially impair or materially delay, the ability of Parent or Merger Sub to consummate the Contemplated Transactions.

6.2.     Performance of Obligations. Parent and Merger Sub shall have performed in all material respects all covenants and agreements required by this Agreement to be performed by Parent and Merger Sub, respectively, prior to the Closing.

6.3.     Compliance Certificate. Parent shall have delivered to the Company a certificate of Parent dated as of the Closing Date to the effect that each of the conditions specified above in Sections 6.1 and 6.2 has been satisfied.

6.4.     No Legal Restraint. There shall be in effect no Legal Requirement or Governmental Order that has the effect of prohibiting the consummation of the Contemplated Transactions.

6.5.     HSR Clearance. All necessary filings pursuant to the HSR Act shall have been made and the applicable waiting periods thereunder shall have expired or been terminated.

6.6.     Delivery of Escrow Agreement. The Company shall have received a copy of the Escrow Agreement fully executed by the other parties thereto.

6.7.     Stockholder Approval. The Stockholder Approval shall have been obtained.

7.	COVENANTS OF THE PARTIES.

7.1.     Access to Premises and Information. Upon reasonable notice from time to time given prior to the earlier of the Closing or the termination of this Agreement in accordance with Article 8, the Company will permit Parent and its Representatives to have reasonable access during normal operating hours to the books and records of the Acquired Companies (the “Records”) and to the premises of any Acquired Company during normal business hours; provided, that Parent and its Representatives shall not unreasonably disrupt the personnel and operations of the Acquired Companies.  All information exchanged pursuant to this Section 7.1 shall be subject to that certain confidentiality agreement between Parent and the Company dated April 23, 2014 (the “Confidentiality Agreement”). Notwithstanding anything to the contrary contained in this Section 7.1, the Company may withhold any document (or portions thereof) or information (a) that is subject to the terms of a non-disclosure agreement or undertaking with a third party; provided, however, that the Company shall advise Parent that the Company is withholding such information and shall use its reasonable best efforts to promptly communicate to Parent or its Representatives the substance of any such materials, whether by redacting parts of such materials or otherwise, so that disclosure would not violate such confidentiality obligations, (b) that may constitute privileged attorney-client communications or attorney work product, the transfer of which, or the provision of access to which, as determined in good faith by the Company after consultation with counsel, would reasonably be expected to risk a waiver of such privilege or (c) if the provision of access to such document (or portion thereof) or information, as determined by the Company in good faith after consultation with counsel, would reasonably be expected to conflict with applicable Legal Requirements or Governmental Orders.

7.2.     Conduct of Business Prior to Closing. Prior to the earlier of the Closing or the termination of this Agreement in accordance with Article 8, except as otherwise contemplated by this Agreement, as otherwise consented to by Parent in writing (such consent not to be unreasonably withheld, conditioned or delayed) or as set forth on Schedule 7.2, the Company shall, and shall cause the other Acquired Companies to, conduct the Business and operations of the Acquired Companies in all material respects in the usual and ordinary course of business consistent with past practice and in all material respects in compliance with all Legal Requirements and use its commercially reasonable efforts to maintain the assets and properties of, and keep intact, the business of the Acquired Companies, including using commercially reasonable efforts to keep available the services of their current Service Providers and preserving their and the Acquired Companies’ goodwill, reputation and business relationships with customers, suppliers, vendors, licensors, licensees and others with whom they have material dealings. Without limiting the generality of the foregoing, prior to the earlier of the Closing or the termination of this Agreement in accordance with Article 8, without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), and except as otherwise contemplated by this Agreement, or as set forth on Schedule 7.2, the Company shall not, and shall not cause or permit any other Acquired Company to:

7.2.1.     increase the compensation (including bonuses) payable on or after the date hereof to any Service Provider, director or officer of such Acquired Company by more than $50,000, except for increases provided for in any Contracts or Employee Plans in effect on the date hereof;

7.2.2.     adopt, amend or enter into any Employee Plan that increases the benefits to any employees, officers or directors of an Acquired Company by more than $500,000 in the aggregate, other than as may be required by applicable Legal Requirement;

7.2.3.     enter into any collective bargaining agreement, memorandum of understanding, labor agreement, or other agreement with any union or other collective bargaining representative;

7.2.4.     enter into any employment Contract or independent contractor Contract that is not terminable on notice by the Acquired Companies or that provides for the payment of severance or similar obligations other than in the ordinary course of business consistent with past practices;

7.2.5.     establish or modify any targets, goals, bonuses, pools or similar provisions under any employment, consulting, or independent contractor Contract which is a Material Company Contract or other employee compensation arrangement, independent contractor Contract or other compensation arrangement, or pay any bonus or similar payment other than transaction bonuses that constitute Seller Transaction Expenses or as expressly set forth in Schedule 7.2.5;

7.2.6.     issue, sell or otherwise dispose of any capital stock or other Equity Interests or grant any options or other rights to purchase or obtain (including upon conversion, exchange or exercise of other securities) any of its capital stock or other Equity Interests (other than any issuance of Shares upon exercise of any Option in effect on the date hereof and in accordance with the terms thereof);

7.2.7.     incur, assume or guarantee any Indebtedness for borrowed money, other than under credit facilities in existence on the date hereof in the ordinary course of business in accordance with past custom and practice and other than any accrual of interest under any notes in existence on the date hereof;

7.2.8.     subject any of the properties or assets of the Acquired Companies to any Encumbrances (other than Permitted Encumbrances);

7.2.9.     make any material change in the Acquired Companies’ cash management practices or their practices with respect to collection of accounts receivable, establishment of reserves for uncollectable receivables, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue or acceptance of customer deposits;

7.2.10.     make any material changes in its methods of accounting or accounting practices (including with respect to reserves);

7.2.11.     incur capital expenditures in any calendar month in excess of (a) $200,000 with any one vendor or (b) $750,000 in the aggregate;

7.2.12.     amend its Organizational Documents or effect any stock split, stock combination, stock dividend or similar action;

7.2.13.     acquire, sell, lease, license or otherwise surrender, relinquish or dispose of any business, investment, assets, property or rights except in the ordinary course of business in accordance with past custom and practice or pursuant to existing Contracts;

7.2.14.     merge, combine or consolidate with any Person;

7.2.15.     declare, set aside or pay any dividend or other distribution to any Stockholder;

7.2.16.     make, change or revoke any material Tax election;

7.2.17.     enter into any settlement or compromise of any Action if such settlement or compromise would involve the payment by an Acquired Company of more than $100,000 or the imposition of any material non-monetary restrictions upon any Acquired Company;

7.2.18.     terminate, cancel or amend any insurance policies set forth on Schedule 3.18 which are not replaced by a comparable or greater amount of insurance coverage;

7.2.19.     adopt a plan of complete or partial liquidation, dissolution, restructuring or recapitalization; or

7.2.20.     agree or commit to do any of the things referred to elsewhere in Section 7.2.1 through 7.2.19 above.

From the date of this Agreement until the Closing, or the earlier termination of this Agreement in accordance with Article 8, in the event any Acquired Company (i) amends, modifies, supplements or waives any rights or seeks remedies under any Material Company Contract or (ii) enters into any Contract that if it had been entered into prior to the date hereof would have been a Material Company Contract, the Company shall promptly notify Parent of such event and provide such information regarding such event as Parent may reasonably request.

7.3.     Confidentiality.

7.3.1.     Confidentiality Agreement. The provisions of the Confidentiality Agreement, to the extent not inconsistent with the express terms of this Agreement, are hereby ratified, confirmed and agreed to as though fully set forth herein. The Confidentiality Agreement shall remain in effect until the Closing, at which point it shall terminate.

7.3.2.     Announcements. Any public announcements, reports, statements or press releases by any party hereto or any of its Affiliates regarding the Contemplated Transactions must be approved in advance (as to form, content, timing and manner of distribution) by each of Parent and the Holders’ Representative, which approval shall not be unreasonably withheld, conditioned or delayed; provided, that any party may issue a press release, make a public announcement or make disclosure in filings with the Securities and Exchange Commission (the “SEC”) to the extent necessary for such party to comply with applicable securities laws, and, shall provide a copy to the Holders’ Representative (if such party is Parent or, after the Closing, the Company) or Parent (if such party is the Holders’ Representative or, prior to the Closing, the Company) in advance of its release such that the other party has a reasonable opportunity to review and comment on such filings; provided further the parties acknowledge that Parent will be required by rules and regulations of the SEC (i) to announce the signing of this Agreement and to file such announcement and a copy of this Agreement on Form 8-K and (ii) to file copies of press releases and material agreements with respect to the Debt Financing, including Definitive Agreements, on Form 8-K. Parent shall provide the Company with the form of the proposed press release and content of other proposed disclosure (and reasonable opportunity to review and comment thereon) prior to filing. In addition, Parent may provide additional financial and other information regarding the Acquired Companies in any investor presentation, offering and other documentation related to a Debt Financing, related script or press release, the contents of which shall be mutually agreed upon by the Company and Parent, and any information contained therein may be included in a Form 8-K to the extent required by the rules and regulations of the SEC based on the advice of counsel to Parent; provided that Parent will not disclose, either publicly or selectively, any material and non-public information about the Company that is not contained in such investor presentation, offering or other documentation related to a Debt Financing, related script or press release. The Company shall use commercially reasonable efforts to assist Parent in preparing any such filings or other materials as requested by Parent, in each case to the extent consistent with the Company’s obligations under Section 7.13.

7.4.     Preparation for Closing. Subject to the terms and conditions hereof, each of the Company and Parent agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Legal Requirements to consummate the Contemplated Transactions as promptly as practicable, including preparing and filing as promptly as practicable with the applicable Governmental Authorities all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Contemplated Transactions. In furtherance (and not in limitation) of the foregoing:

7.4.1.     Antitrust Matters. Each of the Company and Parent agrees to file all appropriate notifications and filings pursuant to the HSR Act or any applicable foreign antitrust and competition laws with respect to the Contemplated Transactions in the most expeditious manner practicable, but in any event within ten (10) Business Days after the date hereof and to supply promptly any additional information and documentary material that may be requested of such party by the relevant Governmental Authorities in connection with the HSR Act or any applicable foreign antitrust and competition laws. Each of the Company and Parent agrees to use its reasonable best efforts to take such actions as are necessary or reasonably advisable to promptly avoid or eliminate any impediment under the HSR Act or any applicable foreign antitrust and competition laws that may be asserted by any United States or foreign governmental antitrust authority so as to enable the parties to expeditiously consummate the Contemplated Transactions, including in the case of Parent and Merger Sub committing to or effecting, by consent decree, hold separate order or otherwise, the sale or disposition of such assets, securities, facilities or other properties as are required to be divested in order to facilitate the expiration or termination of the HSR Act waiting period or otherwise obtain all applicable merger control clearances under the HSR Act or any applicable foreign antitrust and competition laws. Parent shall pay the filing fees associated with the HSR filings and any applicable foreign antitrust and competition laws. Each of the Company and Parent agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any United States or foreign governmental antitrust authority in connection with the Contemplated Transactions unless it consults with the other party in advance, if at all possible, and, to the extent not prohibited by such governmental antitrust authority, gives the other party the opportunity to attend and participate. The Company and Parent will supply each other with copies of all correspondence, filings or communications with governmental antitrust authorities, with respect to the Contemplated Transactions; provided, that to the extent any of the documents or information are commercially or competitively sensitive, the Company or Parent, as the case may be, may satisfy its obligations by providing such documents or information to the other party’s outside antitrust counsel, with the understanding that such antitrust counsel shall not share such documents and information with its client (although such antitrust counsel may use such documents and information in advocating on behalf of its client with any governmental antitrust authority).

7.4.2.     Certain Filings, Notices and Consents, Etc. Each of Parent and the Company shall, and the Company shall cause each Acquired Company to (a) use, commercially reasonable efforts to obtain or provide, as applicable, as soon as practicable following the date of this Agreement, each consent, waiver, approval, order or authorization of, filing with, or notice to, any Governmental Authority as required as set forth on Schedule 3.4.1 or under any other Contract to which an Acquired Company is a party and for which the consent, waiver, approval, order or authorization of, filing with, or notice to any Person is required and (b) cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any other actions, consents, approvals or waivers are required to be obtained from third parties to any Material Company Contracts (other than those set forth on Schedule 3.4.1) in connection with the consummation of the Contemplated Transactions and (ii) in taking such other actions, making any other such filings, or furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers; provided, that nothing in this Agreement shall obligate or be construed to obligate any Acquired Company or Parent to make or cause to be made any payment or concession to any third party in order to obtain any such action, consent, approval or waiver under any Material Company Contract or any consents, approvals or waivers set forth on Schedule 3.4.1; provided, further, the obtaining of any such consents, approvals or waivers shall not be deemed to be conditions to the obligations of the parties to consummate the Contemplated Transactions.

7.5.     Business Records. Parent acknowledges that the Holders’ Representative or the Holders may from time to time from and after the Closing require access to the Records from the pre-Closing period in connection with an Action, the preparation of tax returns or financial statements or other legitimate business purpose, and agrees that subject to an execution of a confidentiality agreement in form reasonably satisfactory to Parent, upon reasonable prior notice and solely in connection with an Action, the preparation of tax returns or financial statements or other legitimate business purpose, Parent will, and will use commercially reasonable efforts to cause the Acquired Companies to, during normal business hours, provide the Holders’ Representative, the Holders and each of their respective Affiliates and their respective Representatives with either access to or copies of the Records from the pre-Closing period. If the Acquired Companies shall desire to dispose of any such Records prior to the second anniversary of the Closing Date, the Company shall, prior to any such disposition, notify the Holders’ Representative and provide the Holders’ Representative (or, if applicable, its designee) and the Holders and its and their respective Representatives a reasonable opportunity, at the Holders’ Representative’s or such Holder’s expense, to make copies of or remove such Records.

7.6.     Directors and Officers Indemnification and Insurance.

7.6.1.     To the maximum extent permitted by applicable Legal Requirements, all rights to indemnification, advancement of expenses and exculpation from liability for acts or omissions occurring in connection with or prior to the Closing now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing, a director, officer, employee or agent of any Acquired Company (“D&O Indemnified Persons”), including as provided in the Organizational Documents of any Acquired Company, or any Contract between any Acquired Company and any D&O Indemnified Person set forth on Schedule 7.6.1, will survive the Closing and will continue in full force and effect in accordance with their respective terms for a period of not less than six (6) years after the Closing Date (or, in the case of any Contract, in accordance with its terms), and will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any D&O Indemnified Person.

7.6.2.     On or before the Closing Date, Parent will obtain for the Company and for the benefit of the D&O Indemnified Persons, and beginning on the Closing Date and for at least a six (6) year period thereafter, Parent will cause the Surviving Corporation to maintain in effect, a so-called “tail” policy for such period covering acts or omissions occurring on or before the Closing Date with respect to those Persons who are currently covered by the Acquired Companies’ directors’ and officers’ liability insurance policies or employment practices liability insurance policies on terms with respect to such coverage and amounts at least as favorable to such Persons as those of such policies in effect on the date hereof.

7.6.3.     It is the intent of the parties that with respect to all obligations with respect to indemnification and advancement of expenses under this Section 7.6 that the Acquired Companies shall be the indemnitors of first resort and accordingly shall be the primary source of advancement, reimbursement and indemnification relative to any Person that was a direct or indirect holder of Equity Interests of any Acquired Company at or prior to the Closing (or any Person that is or was an Affiliate of such holder of Equity Interests, other than any Acquired Company). Neither Parent nor any Acquired Company shall have the right to seek contribution, indemnity or other reimbursement for any of its obligations under this Section 7.6 from any such Person that was a direct or indirect holder of Equity Interests of any Acquired Company at or prior to the Closing (or any Person that is or was an Affiliate of such holder of Equity Interests, other than any Acquired Company).

7.6.4.     If any of the Acquired Companies (or any of their respective successors or assigns) transfers all or substantially all of its Equity Interests, properties or assets to any Person, through any single transaction or combination of transactions of any kind, then, and in each such case, Parent will cause proper provision to be made so that such Person fully assumes the obligations set forth in this Section 7.6.

7.6.5.     This Section 7.6 shall be for the benefit of, and shall be enforceable by, any Person that was a direct or indirect holder of Equity Interests of any Acquired Company at or prior to the Closing (and any Person that is or was an Affiliate of such holder of Equity Interests, other than any Acquired Company) and any D&O Indemnified Person, and in each case, their respective successors, assigns, heirs, executors, administrators and estates, and such Persons shall be express third party beneficiaries of this Agreement for such purposes.

7.7.     Conflicts of Interest; Privilege. Parent, on behalf of its itself and its Affiliates (including the Acquired Companies following the Closing) (Parent and all such other Persons, “Parent Related Parties”) hereby waives, any claim that Ropes & Gray LLP or any other legal counsel representing any of the Acquired Companies prior to the Closing (each, a “Prior Company Counsel”) in connection with this Agreement or its subject matter or the Contemplated Transactions (“Pre-Closing Representation”) has a conflict of interest or is otherwise prohibited from representing any Holder, the Holders’ Representative or any of their respective officers, directors, members, managers or Affiliates (“Seller Related Parties”) in any dispute with any Parent Related Parties or any other matter involving this Agreement or its subject matter or the Contemplated Transactions, in each case, after the Closing Date, even though the interests of one or more of the Seller Related Parties in such dispute or other matter may be directly adverse to the interests of one or more Parent Related Parties and even though Prior Company Counsel may have represented one or more of the Acquired Companies in a matter substantially related to such dispute or other matter and may be handling ongoing matters for one or more Parent Related Parties. Parent, on behalf of the Parent Related Parties, hereby covenants and agrees, that, as to all communications between any Prior Company Counsel, on the one hand, and any Seller Related Parties or any Acquired Company (with respect to the Acquired Companies, solely prior to the Closing), on the other hand, that relate in any way to the Pre-Closing Representation, the attorney-client privilege and the expectation of client confidence belong to and shall be controlled by the Holders’ Representative or applicable Holder, and shall not pass to or be claimed by any Parent Related Parties. This Section 7.7 shall survive the Closing and shall remain in effect following the Closing. Without limitation of the foregoing, no Parent Related Parties may use or rely on any communications described in the immediately preceding sentence in any claim, dispute, action, suit or proceeding against or involving any of the Seller Related Parties. Notwithstanding the foregoing, if after the Closing a dispute arises between Parent or the Acquired Companies, on the one hand, and a third party other than (and unaffiliated with) the Holders, on the other hand, then the Company (to the extent applicable) may assert the attorney-client privilege to prevent disclosure to such third party of confidential communications by Prior Company Counsel; provided, however, that neither Parent nor any Acquired Company may waive such privilege without the prior written consent of the Holders’ Representative, which consent shall not be unreasonably withheld, delayed or conditioned. This Section 7.7 is for the benefit of the Seller Related Parties and each Prior Company Counsel, and the Seller Related Parties and each Prior Company Counsel are express third party beneficiaries of this Section 7.7.  This Section 7.7 shall be irrevocable, and no term of this Section 7.7 may be amended, waived or modified, without the prior written consent of each of the Holders and Prior Company Counsel affected thereby.

7.8.     Transfer Taxes. Parent shall be responsible for all Transfer Taxes (as well as the filing of all Tax Returns with respect thereto) in connection with the Contemplated Transactions.

7.9.     Tax Returns.

(a)     Following the Closing, Parent shall prepare, or cause to be prepared, and timely file or cause to be timely filed, all Tax Returns that are required to be filed for the Acquired Companies (other than the Professional Corporations) that relate to (or include) any Pre-Closing Tax Period and that are due after the Closing Date. Any such Tax Returns shall be prepared in a manner consistent with all positions taken, methods used, and elections made in prior periods in filing Tax Returns for the Acquired Companies (other than the Professional Corporations) to the extent consistent with applicable law and before filing any such Tax Return, Parent shall provide Holders’ Representative with a copy of such Tax Return for review and comment at least twenty (20) Business Days prior to the last date for timely filing such Tax Return (giving effect to any valid extensions thereof). At least ten (10) Business Days prior to the due date for the filing of any Tax Return provided to Holders’ Representative pursuant to this Section 7.9, the Holders’ Representative shall notify Parent of the existence of any objection or any comment the Holders’ Representative may have to any items set forth on such draft Tax Return, and if, after consulting in good faith, Parent and the Holders’ Representative are unable to resolve such objection(s), such objection(s) shall be referred to the Accounting Firm for resolution in accordance with the procedures set forth in Section 7.9. If the Accounting Firm is unable to make a determination with respect to any disputed item before five (5) Business Days prior to the due date for the filing of the Tax Return in question, then (i) Parent may file such Tax Return reflecting Parent’s position with respect to any disputed item and (ii) if the Accounting Firm subsequently determines that such Tax Return should be amended, Parent shall file an amended Tax Return reflecting the Accounting Firm’s determination. The fees and expenses of the Accounting Firm shall be paid in the manner prescribed in Section 7.9. Notwithstanding anything to the contrary in this Agreement (including Article 9), the Holders and the Holders’ Representative shall have no liability under this Agreement (including via the Escrow Agreement) with respect to (and Parent shall pay or cause to be paid) (x) any Taxes that were taken into account in the calculation of Net Working Capital as used in the Final Purchase Price, (y) Taxes incurred as a result of actions outside the ordinary course taken after the Closing or (z) Taxes incurred in any period that is not a Pre-Closing Tax Period. Following the Closing, neither Parent nor any Acquired Company (other than the Professional Corporations) shall amend any Tax Return to the extent that such Tax Return relates to any Pre-Closing Tax Period without the prior written consent of the Holders’ Representative (which will not be unreasonably withheld, conditioned or delayed). Parent shall, if the Holders’ Representative requests and at the expense of the Holders’ Representative, cause the relevant entity to file for and obtain any refunds or credits to which the Holders may be entitled under Section 7.9(b). Parent shall control (at the expense of the Holders’ Representative) the prosecution and content of any such refund or credit claim, but shall keep the Holders’ Representative fully apprised of the status of such refund or credit claim and allow Holders’ Representative to participate in the assertion of any such claim.

(b)     Any refunds (including, for the avoidance of doubt, overpayments of estimated Taxes) of, or credits against, Taxes of, or with respect to, the Acquired Companies (other than the Professional Corporations) for any Pre-Closing Tax Period that were not taken into account as a current asset in calculating Net Working Capital will be for the benefit of the Holders, and Parent or the Surviving Corporation will forward the amount of any such refunds (whether received as a refund or as a credit against or an offset of Taxes otherwise payable), together with any interest thereon, by wire transfer of immediately available funds to (i) the Stockholders, in accordance with such Stockholders’ Pro Rata Shares (calculated by the Surviving Corporation in accordance with the Pro-Rata Schedule) and (ii) to the Surviving Corporation to be distributed to the Option Holders in accordance with their respective Pro Rata Shares (calculated by the Surviving Corporation in accordance with the Pro-Rata Schedule) in the next payroll period thereafter, in each case, within twenty (20) days of receipt.

(c)     Parent, the Company and the Holders’ Representative will, and will cause their respective Affiliates to, provide each other with such cooperation and information as any of them reasonably may request in connection with any Tax matters relating to the Acquired Companies. Such cooperation and information will include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by tax authorities. Parent will retain, or cause the Company to retain, all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Acquired Companies for all Pre-Closing Tax Periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate or (ii) six (6) years following the due date (without extension) for such Tax Returns. Any information obtained under this Section 7.9(c) will be kept confidential except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

(d)     No election under Section 338(g) of the Code, or any similar provision of state, local or foreign law, may be made with respect to the Contemplated Transactions.

(e)     Parent shall promptly notify the Holders’ Representative in writing of the commencement of any audit or examination of any Tax Return of the Acquired Companies for any Pre-Closing Tax Period and any other proposed change or adjustment, claim, dispute, arbitration or litigation that, if sustained, would reasonably be expected to give rise to a claim for indemnification in respect of Taxes under this Agreement (a “Tax Claim”).  Such notice shall describe the asserted Tax Claim in reasonable detail and shall include copies of any notices and other documents received from any Taxing Authority in respect of any such asserted Tax Claim.  The Holders’ Representative shall have the right to control any Tax Claims in the Tax audit, examination, and settlement stage and, if not settled, in any further contest; provided, however, that the Holders’ Representative shall inform Parent of the status and progress of such Tax Claim and that Parent will have the opportunity to participate in such Tax Claim at its expense.  The Holders’ Representative may not settle any Tax Claim (either at the audit or examination stage or thereafter) without first obtaining Parent’s consent (which consent shall not be unreasonably withheld, conditioned or delayed). In the event that Holders’ Representative does not exercise its right to control any Tax Claim, Parent shall control such Tax Claim; provided, however, that Parent shall inform the Holders’ Representative of the status and progress of such Tax Claim and the Holders’ Representative will have the opportunity to participate in such Tax Claim at its expense. Parent shall not settle any Tax Claim (either at the audit or examination stage or thereafter) without first obtaining the Holders’ Representative’s consent (which consent shall not be unreasonably withheld, conditioned, or delayed).

7.10.     Exclusivity. From the date of this Agreement until the Closing, or the earlier termination of this Agreement in accordance with Article 8, the Company shall not (and the Company shall not cause any of its Representatives to) solicit or initiate the submission of any proposal or offer from any Person relating to, or enter into or consummate any transaction relating to, the acquisition of all or substantially all of the equity interests or assets of the Company (whether by merger, recapitalization, share exchange, sale of assets or any other similar transaction) or participate in any discussions or negotiations regarding, furnish any information with respect to, or assist or participate in any effort or attempt by any Person to do or seek any of the foregoing.

7.11.     Further Assurances. Each of the Holders’ Representative and Parent, upon the request of the other from time to time after the Closing, and at the expense of the requesting party but without further consideration, shall sign such documents and take such actions as may be necessary or otherwise reasonably requested to make more fully effective the consummation of the Contemplated Transactions.

7.12.     280G. Prior to the Closing Date, assuming the Company’s receipt of the requisite waivers referred to in the next sentence of this Section 7.12, the Company will seek stockholder approval, in accordance with Section 280G(b)(5)(B) of the Code, of the right of any “disqualified individual” to receive or retain any payments that could, in the absence of such stockholder approval, constitute “excess parachute payments” within the meaning of Section 280G of the Code. Prior to seeking such approval, the Company shall provide Parent with a reasonable opportunity to review and comment on all documents associated with seeking such stockholder approval, shall make any changes that Parent reasonably requests, and shall use its reasonable best efforts to seek and obtain waivers from the intended recipients of such payments such that unless such payments are approved by the relevant stockholders to the extent and in the manner prescribed under 280G(b)(5)(B) of the Code, such payments shall not be required to be made. Promptly following receipt of such approval, the Company will deliver to Parent a copy of the executed action effecting such approval.

7.13.     Financing.

(a)     Subject to the terms and conditions of this Agreement, Parent and Merger Sub shall use their commercially reasonable efforts to obtain, or cause to be obtained, the proceeds of the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including using their commercially reasonable efforts to (i) maintain in effect the Debt Commitment Letter until the transactions contemplated by this Agreement are consummated, (ii) negotiate definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) consistent in all material respects with the terms and conditions contained in the Debt Commitment Letter (including, as necessary, the “flex” provisions contained in the Fee Letter) or, if available, on other terms that would not constitute a Prohibited Amendment (as defined below) and (iii) satisfy all conditions in the control of Parent and Merger Sub to obtaining the Debt Financing. In the event that all conditions contained in the Debt Commitment Letter have been satisfied or waived, Parent and Merger Sub shall use their commercially reasonable efforts to cause the Lenders to fund the Debt Financing (and shall pay any related fees and expenses on the Closing Date) required to consummate the transactions contemplated by this Agreement and shall enforce their respective rights against the Lenders under the Debt Financing. Parent and Merger Sub shall give the Company prompt notice of any breach by any party to the Debt Commitment Letter of which Parent and Merger Sub have become aware or any termination of any of the Debt Commitment Letter. Parent and Merger Sub shall not, without the prior written consent of the Company, (A) permit any amendment or modification to, or any waiver of any material provision or remedy under, or replace, the Debt Commitment Letter if such amendment, modification, waiver, or replacement (w) would (i) add new (or modify any existing) condition to the Debt Financing Commitments, in each case that would reasonably be expected to prevent, impede, materially delay or render less likely the ability of Parent and Merger Sub to timely consummate, or cause to be consummated, the transactions contemplated by this Agreement or (ii) make the timely funding of the Debt Financing or satisfaction of the conditions to obtaining the Debt Financing less likely to occur, (x) reduces the amount of the Debt Financing such that the aggregate funds (taking into account any alternative debt financing, as described below) that would be available to Parent and Merger Subs at the Closing would be less than the Purchase Price and any fees, expenses and other amounts payable by or on behalf of Parent and Merger Sub pursuant to this Agreement, (y) could reasonably be expected to prevent, impede, materially delay or render less likely the consummation of the other transactions contemplated by this Agreement or (z) adversely impacts the ability of Parent or Merger Sub to enforce its material rights against the other parties to the Debt Commitment Letter or the definitive agreements with respect thereto (each of clauses (w) through (z) being referred to as a “Prohibited Amendment”); or (B) terminate the Debt Commitment Letter, unless the Debt Commitment Letter is replaced in a manner consistent with the foregoing clause (A); provided, that (i) the Debt Commitment Letter may be amended or modified to add or replace one or more lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Commitment Letter as of the date hereof, provided that no such addition or replacement would reasonably be expected to prevent, impede or materially delay the ability of Parent and Merger Sub to finally consummate the transactions contemplated by this Agreement and (ii) the Debt Commitment Letter may be amended or modified to replace the facilities with a first-lien/second-lien bank-only financing structure, subject to the prior review and approval of the Company (which approval shall not be unreasonably withheld, it being understood that the Company shall be deemed to be acting reasonably in withholding its consent if any of the terms of such amendment or modification would constitute a Prohibited Amendment). Upon any such amendment, supplement or modification of the Debt Financing Commitments in accordance with this Section 7.13(a), the term “Debt Financing Commitments” shall mean the Debt Financing Commitments as so amended, supplemented or modified. In the event that any portion of the Debt Financing becomes unavailable (and such portion is necessary for Parent to pay the Purchase Price and any fees, expenses and other amounts payable by or on behalf of Parent and Merger Sub pursuant to this Agreement), regardless of the reason therefor, Parent and Merger Sub will (1) use their commercially reasonable efforts to obtain, as promptly as practicable following the occurrence of such event and in any event no later than the last day of the Marketing Period, alternative debt financing in an amount sufficient to consummate the transactions contemplated by this Agreement on substantially equivalent or more favorable terms (taking into account any “flex” provisions in the Debt Commitment Letter) from the same or other sources and which would not prevent, impede or materially delay and would not reasonably be expect to prevent, impede or materially delay the consummation of the Debt Financing or the transactions contemplated by this Agreement and promptly provide to the Company a true and complete copy of the commitment letter entered into in connection therewith (together with any related fee letter (which may be redacted as to fee and other economic terms, provided that such fee letters contain enough information to allow for an accurate calculation of the maximum amount of flex and original issue discount which could result under such letters)) and (2) promptly notify the Company of such unavailability and the reason therefor. Notwithstanding anything herein to the contrary, in no event shall the commercially reasonable efforts of Parent and Merger Sub be deemed or construed to require Parent or Merger Sub to, and Parent and Merger Sub shall not be required to, (i) pay any fees or other compensation or expenses in excess of those contemplated by the Debt Financing Commitments as in effect on the date hereof (taking into account any “flex” provisions in the Debt Commitment Letter) or (ii) agree to any term that is less favorable than, any applicable economic provision of, or terms which are otherwise materially less favorable, taken as a whole, to Parent and Merger Sub than the terms contained in, the Debt Financing Commitments as in effect on the date hereof or the Fee Letter (including any flex provision therein) as in effect on the date hereof. Notwithstanding anything contained in this Section 7.13 or in any other provision of this Agreement, in no event shall Parent or Merger Sub be required to consummate the Closing any earlier than the final day of the Marketing Period. For the purposes of this Agreement, the terms “Debt Commitment Letter” and “Debt Financing Commitments” shall be deemed to include any commitment letter (or similar agreement) or commitment with respect to any alternative financing arranged in compliance herewith (and any Debt Commitment Letter and Debt Financing Commitment remaining in effect at the time in question). Parent and Merger Sub shall provide the Company with prompt oral and written notice of (1) any breach or default by any party to the Debt Commitment Letter or the Definitive Agreements of which Parent or Merger Sub becomes aware, (2) the receipt of any written notice or other written communication from any Lender or other financing source with respect to any breach, default, termination or repudiation by any party to the Debt Commitment Letters or the Definitive Agreements of any provision thereof and (3) if Parent or Merger Sub becomes aware that the Debt Commitment Letter ceases to be in full force and effect and the legal, valid, binding and enforceable obligations of Parent or of the other parties thereto; provided, that in no event shall Parent or Merger Sub be under any obligation to disclose any information that is subject to attorney client or similar privilege, but only if such privilege is asserted in good faith. Parent and Merger Sub shall keep the Company reasonably informed on a reasonably current basis of the status of their efforts to consummate the Debt Financing and provide to the Company, upon the Company’s reasonable request, copies of all material documents related to the Debt Financing.

(b)     Prior to the Closing, the Company shall use its commercially reasonable efforts to provide and to cause its Subsidiaries and each of their respective Representatives, including legal and accounting, to provide all cooperation reasonably requested by Parent, Merger Sub and the Lenders in connection with the arrangement of the Debt Financing, including using commercially reasonable efforts to (i) furnish Parent and the Lenders as promptly as practicable with (I) the financial statements set forth in items 1, 2 and 5 of Schedule 7.13(b), which (x) shall have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, subject, in the case of the financial statements delivered pursuant to clause (i)(I) hereof, to normal year-end adjustments and the absence of notes, (y) shall meet the requirements of Regulation S-K and Regulation S-X under the Securities Act applicable to offerings of high yield debt securities on a registration statement under the Securities Act on Form S-1 (excluding information required by Regulation S-X, Rule 3-09, Rule 3-10 and Rule 3-16, information regarding executive compensation (including under Rule 402(b) of Regulation S-X) and other information customarily excluded from a Rule 144A offering memorandum) and (z) shall have been audited (with respect to annual financial statements) or reviewed (with respect to unaudited financial statements) by the Company’s or such other Person’s, as applicable, independent accountants as provided in SAS 100 (or successor standard), (II) such financial information and data relating to the Company and its Subsidiaries as is otherwise necessary in order to receive customary (for high yield debt securities) “comfort” letters with respect to the Annual Financial Statements and the financial statements, information and data referred to in clause (i)(I) (including customary “negative assurance” comfort from BDO USA, LLP (including drafts of such “comfort” letters which such auditor is prepared to issue upon completion of customary procedures, in form and substance customary for high yield debt securities offerings under Rule 144A)) and (III) the items set forth in items 3 and 4 of Schedule 7.13(b) (all such information in this clause (i), the “Required Information”), (ii) furnish such other financial information and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested (and updated as reasonably requested) by Parent and Merger Sub to consummate the Debt Financing and is customary to be included in marketing materials for senior secured or unsecured indebtedness or used to market high-yield debt offerings or to syndicate credit facilities of the type to be included in the Debt Financing (or any documentation or deliverables in connection therewith), (iii) prior to and during the Marketing Period, participate in a reasonable number of meetings, presentations, lender meetings or calls, road show meetings, due diligence sessions and sessions with rating agencies in connection with the Debt Financing at times and locations to be mutually agreed, and assist with the preparation of materials for rating agency presentations and similar documents required in connection with the Debt Financing and otherwise reasonably cooperate in the marketing efforts related to the Debt Financing, (iv) obtain the accountant “comfort” letters described in the Required Information and issuing customary management representation letters to BDO USA, LLP to obtain such “comfort” letter, legal opinions, surveys and title insurance as reasonably requested by Parent and Merger Sub as necessary and customary for financings similar to the Debt Financing, (v) assist in the preparation of private and public customary confidential information memoranda for the bank facilities, private placement memoranda and offering documents for a customary high yield debt securities offering (collectively, the “Offering Memoranda”) and other customary marketing materials to be used in connection with the syndications reasonably deemed necessary by the lead arrangers of the Debt Financing to complete a successful syndication pursuant to the terms of the Debt Commitment Letter (all such Company efforts in clauses (ii)-(v) hereof, the “Marketing Efforts”), (vi) help Parent procure a public corporate credit rating and a public corporate family rating in respect of the facilities contemplated by the Debt Commitment Letter and any high yield debt securities offered in connection therewith from Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”), respectively, and public ratings for any of the facilities and any debt securities issued in connection with the Debt Financing from each of S&P and Moody’s, (vii) execute and deliver and cause its Subsidiaries to execute and deliver, effective as of the Closing Date, one or more credit agreements, purchase agreements, registration rights agreements, indentures or other agreements, or joinders thereto, on terms reasonably satisfactory to Parent in connection with the Debt Financing, as well as any pledge and security documents and other definitive financing documents or other certificates or documents as may be reasonably requested by Parent and Merger Sub and otherwise reasonably facilitate the pledging of collateral and taking all necessary corporate or other entity actions to facilitate all of the foregoing, (viii) facilitate the consummation of the Debt Financing to the extent within the control of the Company and its Subsidiaries, and taking all corporate actions, subject to the Effective Time, reasonably requested by the Parent or Merger Sub to permit the consummation of the Debt Financing, (ix) at least five (5) Business Days prior to the Closing Date, provide all documentation and other information about the Company as is reasonably requested by the Lenders with respect to applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT Act, provided that the request by Parent or Merger Sub for such information is received by the Company at least ten (10) Business Days prior to the Closing Date, (ix) obtain customary pay-off letters, lien terminations, title transfers, and instruments of discharge or transfer relating to any collateral to be delivered at the Closing Date, (x) use commercially reasonable efforts to ensure that any syndication efforts in connection with the Debt Financing benefit from the Company’s and its Subsidiaries’ existing lending and investment banking relationships and (x) ensure that there are no competing issues of debt securities or syndicated credit facilities of the Company or its Subsidiaries being offered, placed or arranged between the execution of this Agreement and the Closing Date (other than the Debt Financing). Nothing in this Section 7.13(b) shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries. Neither the Company nor any Subsidiary of the Company, nor any of their respective directors, shall (i) be required to commit to take any action pursuant to this Section 7.13(b) that is not contingent upon the Closing, that would be effective prior to the Effective Time (including the entry into any agreement or other closing arrangement on behalf of the Company or any of its Subsidiaries, except for customary authorization letters with respect to the Company authorizing the distribution of information to prospective lenders or financing sources in connection with the Debt Financing, (ii) be required to enter into any resolution, consent or approval, including any relating to approving any Debt Financing which is not contingent on the occurrence of the Effective Time, (iii) make any representation, warranty or certification as to which the Company has determined such representation, warranty or certification is not true or (iv) provide or cause to be provided, any legal opinion by its counsel, or to provide any information or take any action to the extent it would result in the violation of applicable law or loss of any privilege. None of the Company or any Subsidiary of the Company shall be required to take any action pursuant to this Section 7.13(b) that would subject it to actual or potential liability for which it would not be indemnified hereunder or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs) or provide or agree to provide any indemnity in connection with the Debt Financing or any of the foregoing prior to the Effective Time. All non-public or otherwise confidential information regarding the Acquired Companies and their businesses obtained by Parent and Merger Sub and their financing sources pursuant to this Section 7.13(b) shall be kept confidential in accordance with the Confidentiality Agreement, except as is customary in connection with the Marketing Efforts and Parent and Merger Sub shall be permitted to disclose such information to potential sources of capital, rating agencies, prospective lenders and investors and their respective officers, employees, representatives and advisors in connection with the Debt Financing subject to customary confidentiality provisions. Parent shall indemnify and hold harmless the Company, its Subsidiaries and its and their Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing (including any action taken in accordance with this Section 7.13(b)) and any information utilized in connection therewith (other than historical information relating to the Company or any Subsidiary of the Company provided by the Company for purposes of the Debt Financing) other than arising from fraud, gross negligence, willful misconduct or intentional misrepresentations by the Company or any of its Subsidiaries. Parent shall, promptly upon request by the Company from time to time, reimburse the Company for all out-of-pocket fees, costs and expenses incurred by the Company or its Subsidiaries (including those of its auditors, consultants, legal counsel, agents and other Representatives) in connection with this Section 7.13(b). The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(c)     If, prior to the Closing, any Acquired Company becomes aware of any facts, circumstances or events that cause any information about any Acquired Company furnished by any Acquired Company and included in any Offering Memoranda that has been provided to the Company (the “Information”) to include an untrue statement of a material fact or omit to state a fact necessary to make such statements, in light of the circumstances under which they were made, not materially misleading (after giving effect to all supplements and updates thereto from time to time), the Company shall, and shall cause each Acquired Company to, promptly notify Parent and update the Information such that the Information (after giving effect to all supplements and updates thereto from time to time) does not include an untrue statement of a material fact or omit to state a fact necessary to make such statements, in light of the circumstances under which they were made, not materially misleading (after giving effect to all supplements and updates thereto from time to time).

(d)     On or prior to the date that is three (3) Business Days prior to the Closing Date, the Company will furnish the audited consolidated balance sheets of the Acquired Companies as of December 31, 2013, December 31, 2012 and December 31, 2011 and the related statements of income, stockholders’ equity and cash flows of the Acquired Companies for the fiscal years then ended (or the stub period ended December 31, 2011) (the “Audited Annual Financial Statements”).

7.14.     Cash Bonus Plan. The Company has adopted the CCHN Group Holdings 2014 Cash Bonus Plan (the “Cash Bonus Plan”) and, concurrently with the execution and delivery of this Agreement, the Company and certain members of the Acquired Companies’ management are entering into cash bonus award agreements under the Cash Bonus Plan (“Award Agreements”) pursuant to which such Participants (such term being used herein as defined in the Cash Bonus Plan) are being granted awards (“Awards”) of the right to earn cash bonuses, all on the terms and subject to the conditions set forth in the Cash Bonus Plan and such Award Agreements.  The maximum aggregate amount of all cash bonuses payable under the Cash Bonus Plan is $5,000,000 (the “Aggregate Cash Bonus Amount”) less any amount of applicable Taxes.  Each of the Awards (a) shall become effective only upon the occurrence of the Effective Time, (b) shall be null and void ab initio upon the termination of this Agreement at any time prior to the Effective Time and (c) shall be made on such other terms and conditions (including with respect to vesting and forfeiture) as are provided for in the Cash Bonus Plan. All Awards under the Cash Bonus Plan shall be funded as follows:  at the Closing, Parent shall pay the Aggregate Cash Bonus Amount to the Escrow Agent to hold in the Cash Bonus Plan Escrow Account and such payment shall be treated as a Seller Transaction Expense hereunder.

7.15.     Notification. From the date of this Agreement until the Closing, or the earlier termination of this Agreement in accordance with Article 8, the Company shall promptly notify Parent in writing of any (a) breach of any covenant, obligation, representation or warranty of the Company under this Agreement of which the Company becomes aware (including, with respect to any representation or warranty, as if the representations and warranties contained in this Agreement were given as of each day following the date of this Agreement until the Closing, or the earlier termination of this Agreement in accordance with Article 8), (b) Action commenced or asserted or, to the Company’s Knowledge, threatened, against or with respect to any of the Acquired Companies or the Contemplated Transactions, (c) material default by an Acquired Company under any Material Company Contract or event which, with notice or lapse of time or both, would become such a default on or before the Closing Date, (d) to the Company’s Knowledge, material default by any third party under any Material Company Contract or event which, with notice or lapse of time or both, would become such a default on or before the Closing Date, (e) written or, to the Company’s Knowledge, oral notice from a Material Customer of its intention to (i) terminate, cancel or suspend its relationship with any of the Acquired Companies or (ii) materially reduce its level of purchase from or services received from any of the Acquired Companies and (f) Material Adverse Effect. Notwithstanding the foregoing, no notification contemplated by this Section 7.15 will: (x) be deemed to cure any breach of the covenants, obligations, representations and warranties given by the Company on the date of this Agreement and shall not prevent Parent from terminating this Agreement pursuant to Article 8 at any time at or prior to Closing if such termination right is then exercisable in accordance with the terms hereof or (y) with respect to events, facts or conditions arising solely after the date of this Agreement and prior to the Closing, be deemed to give rise to a claim for indemnification by a Parent Indemnified Party pursuant to Article 9.

7.16.     Escrow Agent and Escrow Agreement. The Company and Parent shall retain the Escrow Agent and shall cause the Escrow Agreement to be finalized and for execution at or prior to Closing.

8.	TERMINATION.

8.1.     Termination. The parties may not terminate this Agreement other than as follows:

8.1.1.     This Agreement may be terminated at any time prior to the Closing by written consent of Parent and the Company.

8.1.2.     Parent may terminate this Agreement by delivering written notice to the Company at any time prior to the Closing in the event (a) the Company is in breach of this Agreement and such breach would result in the failure of any condition set forth in Section 5.1, or 5.2, (b) Parent has notified the Company of the breach in writing and (c) such breach is incapable of cure or, if capable of cure, has continued without cure for a period of thirty (30) days after delivery of such notice of breach; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1.2 if Parent or Merger Sub is then in material breach of this Agreement.

8.1.3.     The Company may terminate this Agreement by delivering written notice to Parent at any time prior to the Closing in the event (a) Parent or Merger Sub is in breach of this Agreement and such breach would result in the failure of any condition set forth in Section 6.1 or 6.2, (b) the Company has notified Parent of the breach in writing and (c) such breach is incapable of cure or, if capable of cure, has continued without cure for a period of thirty (30) days after delivery of such notice of breach; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1.3 if the Company is then in material breach of this Agreement.

8.1.4.     Parent, on the one hand, or the Company, on the other hand, may terminate this Agreement by providing written notice to the other at any time on or after February 11, 2015 (the “Drop Dead Date”) if the Closing shall not have occurred by the Drop Dead Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1.4 if Parent or Merger Sub is then in material breach of this Agreement, and the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1.4 if the Company is then in material breach of this Agreement.

8.1.5.     Either Parent, on the one hand, or the Company, on the other hand, may terminate this Agreement by delivering written notice to the other if any Governmental Authority issues a judgment, order, decree or other ruling permanently enjoining, or otherwise prohibiting the Contemplated Transactions and such judgment, order, decree or other ruling shall have become final and non-appealable; provided, that the Person seeking to terminate this Agreement pursuant to this Section 8.1.5 has fully complied with its obligations under Section 7.4.

8.1.6.     Parent may terminate this Agreement by delivering written notice to the Company if evidence of the Stockholder Approval is not delivered to Parent by 5:00 p.m. (New York City time) on the second (2nd) Business Day following the date of this Agreement.

8.1.7.     The Company may terminate this Agreement if (a) the Marketing Period has ended and all of the conditions set forth in Article 5 have been satisfied (except for delivery of certificates and other deliverables contemplated to be delivered at the Closing and which shall have been capable of being delivered on the date the Closing should have occurred pursuant to Section 2.2), (b) Parent fails to complete the Closing within five (5) Business Days following the date the Closing should have occurred pursuant to Section 2.2, (c) the Company has irrevocably confirmed in writing to Parent that all of the conditions set forth in Article 6 have been satisfied or will be waived by the Company, and (d) the Company stood ready, willing and able to consummate the Merger during such five (5) Business Day period.

8.2.     Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, all rights and obligations of the parties hereunder shall terminate without any liability of any party or other Person; provided, that (a) the rights and obligations of the parties under Article 1 (Definitions), Section 7.3 (Confidentiality), this Section 8.2 (Effect of Termination), Section 8.3 (Parent Termination Payment) and Article 10 (Miscellaneous) will survive termination of this Agreement and (b) subject to the limitations set forth in Section 8.3, nothing herein will relieve any party to this Agreement from liability for fraud or any material and intentional breach of any covenant contained herein occurring prior to termination.

8.3.     Parent Termination Payment.

(a)     If this Agreement is terminated pursuant to (i) Section 8.1.3, or (ii) Section 8.1.7, then, in any such case, Parent shall pay or cause to be paid to the Company a fee, in cash, equal to $18,000,000 (the “Parent Termination Fee”).

(b)     The Parent Termination Fee shall be paid within five (5) Business Days after the termination of this Agreement, it being understood that in no event shall Parent be required to pay or cause to be paid the Parent Termination Fee on more than one occasion. Upon payment of the Parent Termination Fee (and any additional amounts payable under and in accordance with Section 8.3(d)), neither Parent nor any other member of the Parent Group shall have any further liability with respect to this Agreement or the transactions contemplated hereby (including the Debt Financing) to the Company or any other Person (whether at law, in equity, in contract, in tort or otherwise), and none of the Company, any Holder or any other Person shall have any claim or recourse against any member of the Parent Group as a result of the breach of any representation, warranty, covenant or agreement of Parent or Merger Sub, as applicable, contained herein or otherwise arising out of or in connection with the transactions contemplated by this Agreement (including the Debt Financing). For purposes hereof, “Parent Group” shall mean Parent, Merger Sub, and the Lenders and each of their respective former, current or future holders of any equity, partnership or limited liability company interests, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assigns.

(c)     Notwithstanding anything in this Agreement to the contrary, in the event that Parent or Merger Sub fail to effect the Closing for any reason or no reason or any of them otherwise breaches this Agreement prior to the Closing (or any representation, warranty or covenant hereof) (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder prior to the Closing (whether willfully, intentionally, unintentionally or otherwise), then, except for the right of the Company to an injunction or injunctions, specific performance or other equitable relief pursuant to, and only to the extent expressly permitted by, Section 10.12, the Company’s right (subject to the terms, conditions and limitations hereof) to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.3(a) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Acquired Companies and any former, current or future, direct or indirect, equityholder, director, officer, employee, agent, representative, Affiliate or assignee of any of the Acquired Companies (collectively, the “Company Parties”) against any member of the Parent Group, for any Losses suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) in this Agreement or failure to perform under this Agreement (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise). Notwithstanding anything herein to the contrary, the Company, on its behalf and on behalf of all Company Parties, hereby waives any rights or claims against any Lender in connection with this Agreement or the Debt Financing, whether at law or equity, in contract, in tort or otherwise and the Company, on its behalf and on behalf of all Company Parties, agrees not to commence any action or proceeding against any Lender in connection with this Agreement or the Debt Financing and agrees to cause any such action or proceeding asserted by any Company Party against any Lender in connection with this Agreement or the Debt Financing to be dismissed or otherwise terminated; provided that nothing in this sentence shall restrict the ability of the Company to cause or seek to cause Parent and Merger Sub to enforce their respective rights against the Lenders under the Debt Commitment Letter.

(d)     Parent and Merger Sub each acknowledge the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Company would not enter into this Agreement, and that any amounts payable pursuant to this Section 8.3 do not constitute a penalty but constitute payment of liquidated damages and that the Company’s liquidated damages amount is reasonable in light of the substantial but indeterminate harm anticipated to be caused by Parent’s or Merger Sub’s breach or default under this Agreement, the difficulty of proof of loss and damages, the inconvenience and non-feasibility of otherwise obtaining an adequate remedy, and the value of the transactions to be consummated hereunder. Accordingly, if Parent fails to timely pay the Parent Termination Fee pursuant to this Section 8.3 and, in order to obtain such payment, the Company commences a lawsuit, the prevailing party in such lawsuit shall be entitled to recover from the other party its out-of-pocket reasonable costs and expenses (including reasonable attorneys’ fees) actually paid in connection with such lawsuit (which shall not, for the avoidance of doubt, include any other losses incurred by any Person in connection with this Agreement).

(e)     The provisions of Sections 8.3(b), 8.3(c) and 8.3(d) are intended to be for the benefit of, and shall be enforceable by, each member of the Parent Group.

9.	INDEMNIFICATION.

9.1.     Survival. All (a) representations and warranties contained in or made pursuant to this Agreement (other than the Fundamental Representations, the Healthcare Billing Representations and the HIPAA Representations) shall survive the execution and delivery of this Agreement and the Closing for a period beginning on the Closing Date and ending on March 15, 2016 (the “First Survival End Date”), (b) Fundamental Representations shall survive the execution and delivery of this Agreement and the Closing for a period beginning on the Closing Date and ending on the date that is thirty-six (36) months following the Closing Date (the “Third Anniversary Survival End Date”) and (c) the Healthcare Billing Representations and the HIPAA Representations shall survive the execution and delivery of this Agreement and the Closing for a period beginning on the Closing Date and ending on the date that is twenty-four (24) months following the Closing Date (the “Second Anniversary Survival End Date” and, together with the First Survival End Date and the Third Anniversary Survival End Date, the “Survival End Dates”); provided, however, if written notice of an indemnification claim shall have been delivered in compliance with this Agreement (including the requirements of Section 9.2.6(a) and Section 9.2.6(d), as applicable) before the applicable Survival End Date with respect to any breach of any such representation or warranty, such representation or warranty shall survive, but solely with respect to the matter that is the subject of such indemnification claim notice, until such matter is finally resolved. All covenants and agreements contained herein that contemplate performance in full at or prior to the Closing (the “Pre-Closing Covenants”) shall not survive the Closing; provided, that a breach of such Pre-Closing Covenants may serve as the basis for a claim for indemnification under Section 9.2.1 or Section 9.2.3(a) based on a breach of or an inaccuracy in the compliance certificate delivered by the Company pursuant to Section 5.6 (to the extent related to Section 5.2) or by Parent pursuant to Section 6.3 (to the extent related to Section 6.2) so long as such claim for indemnification is brought on or prior to the First Survival End Date. All covenants and agreements contained herein that contemplate performance after the Closing (the “Post-Closing Covenants”) shall survive the Closing in accordance with their terms. Claims brought under Section 9.2.2(b) or Section 9.2.2(c) must be brought on or prior to the Third Anniversary Survival End Date. Claims brought under Section 9.2.2(d) must be brought on or prior to the Second Anniversary Survival End Date.

9.2.     Indemnification.

9.2.1.     Indemnification from Escrow Funds. Subject to Section 9.2.2 with respect to Company Fundamental Representations and the limitations and procedures set forth in this Article 9, from and after the Closing, Parent and each of its Affiliates, Subsidiaries, officers, directors, members, partners (general and limited), managers, employees, agents and other representatives and the Affiliates, Subsidiaries, officers, directors, members, partners (general and limited), managers, employees, agents and other representatives thereof as well as the successors, assigns, heirs and personal representatives of the foregoing (collectively, the “Parent Indemnified Persons”) shall be indemnified and held harmless solely through the payment of Indemnity Escrow Funds from the Indemnity Escrow Account (but only if and to the extent that Indemnity Escrow Funds are available to pay such Losses) from, against and in respect of any and all Losses imposed upon, suffered or incurred by such Parent Indemnified Persons as a result of or relating to any breach of, or inaccuracy in, any representation or warranty made by the Company in this Agreement (other than any breach of, or inaccuracy in the Healthcare Billing Representations or the HIPAA Representations), or in the compliance certificate delivered by the Company pursuant to Section 5.6 (other than to the extent relating to a breach of, or inaccuracy in, the Healthcare Billing Representations or the HIPAA Representations).

9.2.2.     Indemnification by the Holders. Subject to the limitations and procedures set forth in this Article 9, from and after the Closing, each of the Holders shall severally (in accordance with its Pro Rata Share), and not jointly (except with respect to the Indemnity Escrow Amount), indemnify each of the Parent Indemnified Persons from, against and in respect of:

(a)     any and all Losses imposed upon, suffered or incurred by such Parent Indemnified Persons as a result of or relating to any breach of, or inaccuracy in, any Company Fundamental Representation made by the Company in this Agreement, or any breach of, or inaccuracy in, the compliance certificate delivered by the Company pursuant to Section 5.6 (to the extent relating to a breach of, or inaccuracy in, a Company Fundamental Representation);

(b)     Misclassification Losses;

(c)     any and all Losses imposed upon, suffered or incurred by such Parent Indemnified Persons as a result of or relating to Taxes of the Acquired Companies for any Pre-Closing Tax Period, to the extent not taken into account in the calculation of the final Net Working Capital finally determined pursuant to Section 2.11; or

(d)     Healthcare Billing and HIPAA Losses and up to $1,000,000 of reasonable out-of-pocket fees and expenses (including reasonable attorney’s fees and other expert and professional expenses) incurred by a Parent Indemnified Person in successfully enforcing such Parent Indemnified Person’s indemnification rights and remedies under this Agreement for Healthcare Billing and HIPAA Losses.

9.2.3.     Indemnification by Parent. Subject to the limitations and procedures set forth in this Article 9, from and after the Closing, Parent shall indemnify and hold harmless the Holders, the Holders’ Representative and each of their respective Affiliates, Subsidiaries, officers, directors, members, partners (general and limited), managers, employees, agents and other representatives and the Affiliates, Subsidiaries, officers, directors, members, partners (general and limited), managers, employees, agents and other representatives thereof as well as the successors, assigns, heirs and personal representatives of the foregoing (collectively, the “Seller Indemnified Persons”), from, against and in respect of any and all Losses imposed upon, suffered or incurred by such Seller Indemnified Persons as a result of or relating to any (a) breach of, or inaccuracy in, any representation or warranty made by Parent or Merger Sub in this Agreement or in the compliance certificate delivered by Parent pursuant to Section 6.3 or (b) up to $1,000,000 of reasonable out-of-pocket fees and expenses (including reasonable attorney’s fees and other expert and professional expenses) incurred by a Seller Indemnified Person in successfully defending any claim asserting that it has indemnification obligations pursuant to Section 9.2.2(d).

9.2.4.     Limitations on Liability.

(a)     For purposes of determining the amount of Losses subject to indemnification hereunder, qualifications as to materiality (whether by reference to “material” or “Material Adverse Effect” or otherwise) contained in the representations and warranties set forth herein shall not be given effect.

(b)     Except with respect to claims pursuant to Section 9.2.2(a) or Section 9.2.1 with respect to Company Fundamental Representations, and Section 9.2.3(a) with respect to Parent Fundamental Representations (collectively, “Limitation Exceptions Claims”), and Section 9.2.2(b), Section 9.2.2(c), Section 9.2.2(d), and Section 9.2.3(b), neither the Parent Indemnified Persons nor the Seller Indemnified Persons shall be entitled to assert any claim for indemnification under this Article 9 with respect to a single course of conduct or related set of circumstances, occurrences or events unless the Losses arising therefrom exceed $50,000 (the “De Minimis Exception” and any Losses in excess of such De Minimis Exception being referred to herein as “Indemnifiable Losses”). For the avoidance of doubt, Limitation Exceptions Claims and claims pursuant to Section 9.2.2(b), Section 9.2.2(c), Section 9.2.2(d) and Section 9.2.3(b) shall not be subject to the De Minimis Exception.

(c)     Except with respect to (i) Limitation Exceptions Claims (which shall not be subject to any deductible), (ii) claims pursuant to Section 9.2.2(b) (which shall be subject to the Misclassification Loss Deductible set forth in Section 9.2.4(d) below), (iii) claims pursuant to Section 9.2.2(c) (which shall not be subject to any deductible), (iv) claims pursuant to Section 9.2.2(d) (which shall be subject to the Healthcare Billing and HIPAA Loss Basket set forth in Section 9.2.4(e) below) and (v) claims pursuant to Section 9.2.3(b) (which shall be subject to the deductible set forth in last sentence of Section 9.2.4(e) below), neither the Parent Indemnified Persons (in respect of Section 9.2.1) nor the Seller Indemnified Persons (in respect of Section 9.2.3(a)) shall be entitled to assert any claim for indemnification until such time as the aggregate of all Indemnifiable Losses that such Parent Indemnified Persons may have under Section 9.2.1 or such Seller Indemnified Persons may have under Section 9.2.3(a), as applicable, exceed $3,000,000 (the “Deductible”), in which event the Parent Indemnified Persons or Seller Indemnified Persons, as applicable, shall be indemnified for all Indemnifiable Losses in excess of the Deductible (subject to the other limitations and procedures contained in this Article 9). For the avoidance of doubt, Limitation Exceptions Claims and claims pursuant to Section 9.2.2(b), Section 9.2.2(c), Section 9.2.2(d) and Section 9.2.3(b) shall not be subject to the Deductible.

(d)     The Parent Indemnified Persons shall not be entitled to assert any claim for indemnification under Section 9.2.2(b) until such time as the aggregate Misclassification Losses that such Parent Indemnified Persons have suffered or incurred exceeds $250,000 (the “Misclassification Loss Deductible”), in which event the Parent Indemnified Persons shall be indemnified for all Misclassification Losses in excess of the Misclassification Loss Deductible (subject to the other limitations and procedures contained in this Article 9). The aggregate liability for indemnification claims under Section 9.2.2(b) shall not exceed $7,500,000.

(e)     The Parent Indemnified Persons shall not be entitled to assert any claim for indemnification under Section 9.2.2(d) until such time as the aggregate Healthcare Billing and HIPAA Losses that such Parent Indemnified Persons have suffered or incurred and the other fees and expenses for which indemnification is to be provided under Section 9.2.2(d), collectively, exceeds $1,000,000 (the “Healthcare Billing and HIPAA Loss Basket”), in which event the Parent Indemnified Persons shall be indemnified for all Healthcare Billing and HIPAA Losses, including such Losses in the Healthcare Billing and HIPAA Loss Basket (subject to the other applicable limitations and procedures contained in this Article 9). The aggregate liability for indemnification claims under Section 9.2.2(d) (including any liability for reasonable out-of-pocket fees and expenses incurred by a Parent Indemnified Person in successfully enforcing such Parent Indemnified Person’s indemnification rights and remedies under Section 9.2.2(d)) shall not exceed: (i) from the Closing Date until the first anniversary of the Closing Date with respect to claims for which written notice shall have been delivered on or prior to such first anniversary, $40,000,000; and (ii) thereafter $20,000,000 (minus any amounts in excess of $20,000,000 paid or payable under Section 9.2.2(d) on or prior to such first anniversary). The Seller Indemnified Persons shall not be entitled to assert any claim for indemnification under Section 9.2.3(b) until such time as the aggregate fees and expenses for which indemnification is to be provided under Section 9.2.3(b) exceeds $250,000.

(f)     Notwithstanding anything to the contrary set forth in this Article 9, and subject to the other limitations in this Article 9, the aggregate liability for indemnification claims under Sections 9.2.1 and 9.2.2 shall not exceed the sum of the cash merger consideration and stock merger consideration (valued at the Initial Value) actually received by, or held in escrow for the benefit of, the Holders pursuant to Article 2. The aggregate liability for indemnification claims under Sections 9.2.1 shall be limited to an amount equal to the Indemnity Escrow Amount and shall be payable only from the Indemnity Escrow Funds from time to time held in the Indemnity Escrow Account. Except with respect to Limitation Exceptions Claims, the aggregate liability for indemnification claims under Section 9.2.3(a) shall be limited to an amount equal to the Indemnity Escrow Amount and shall be paid directly by Parent to the applicable Seller Indemnified Person with respect to such Indemnifiable Loss. Notwithstanding anything to the contrary set forth in this Article 9, the maximum aggregate liability of any individual Holder pursuant to this Article 9 shall in no event exceed the sum of the portion of the cash merger consideration and the stock merger consideration (valued at the Initial Value) actually received by, or held in escrow for the benefit of, such Holder pursuant to Article 2.

(g)     The amount of Losses for which indemnification is available under this Article 9 shall be calculated net of any insurance proceeds (net of any deductibles and costs or expenses of recovery, including any associated retropremiums) actually received by an Indemnified Person under insurance policies with respect to such Losses. In the event that any Indemnifying Party required to provide indemnification under this Article 9 makes any payment hereunder in respect of any Losses, such Indemnifying Party shall be subrogated, to the extent of such payment, to the rights of such Indemnified Person against any insurer or other third party with respect to such Losses (and the Indemnified Persons shall not take any actions to adversely affect such subrogation rights without the consent of the Indemnifying Party). In addition, the amount of Losses for which indemnification is available under this Article 9 shall be (i) in the case of claims under Section 9.2.1 or 9.2.2(c), calculated net of all amounts reflected in the Closing Debt Amount, the Seller Transaction Expenses or the Net Working Capital, as applicable, and (ii) in the case of any claims under Section 9.2.1, 9.2.2 or 9.2.3, reduced by any Tax benefit actually realized by the Parent Indemnified Persons or Seller Indemnified Persons, as applicable, on account of such Loss in the taxable year of such Loss or in a taxable year prior to such Loss (determined by comparing the Taxes that were actually paid taking into account any deductions attributable to such Loss in such taxable year with those Taxes that would have been payable in the absence of such deductions in such taxable year, and assuming that such deductions are the last item of deduction on the applicable Tax Return). For the avoidance of doubt, this Section 9.2.4(g) shall not apply with respect to claims against either Insurer under either Policy.

(h)     No party will in any event be liable under this Article 9, and no claim for indemnification may in any event be asserted under this Article 9, for any loss of, or based on any multiple of, profits or earnings, any diminution in value or any incidental, punitive, indirect, special or consequential damages; provided, that an Indemnified Person may assert a claim for indemnification under this Article 9 for any Losses for incidental, punitive, indirect, special or consequential damages if such Indemnified Person is required by a Governmental Order to pay such damages to a third party.

9.2.5.     Source of Recovery. Subject in all cases to the other limitations and procedures contained in this Article 9, all indemnification payments or reimbursements to any Parent Indemnified Person pursuant to this Article 9 shall be made as follows:

(a)     Except with respect to the Limitation Exceptions Claims and claims pursuant to Section 9.2.2(b), Section 9.2.2(c) and Section 9.2.2(d), (i) from the Indemnity Escrow Account (but only if and to the extent that Indemnity Escrow Funds are available to pay for such Losses) or (ii) if the amount then on deposit in the Indemnity Escrow Account is not sufficient to make the payment in full to such Parent Indemnified Person, under the Policies, in an amount equal to the amount of any such deficiency.

(b)     With respect to claims pursuant to Section 9.2.2(b), (i) from the Indemnity Escrow Account (but only if and to the extent that Indemnity Escrow Funds are available to pay for such Losses) and (ii) thereafter, if the amount then on deposit in the Indemnity Escrow Account is not sufficient to make the payment in full to such Parent Indemnified Person, from the Holders in an amount equal to the amount of any such deficiency, calculated for each Holder in accordance with its Pro Rata Share.

(c)     With respect to the claims pursuant to Section 9.2.2(c), (i) first, from the Indemnity Escrow Account (but only if and to the extent that Indemnity Escrow Funds are available to pay for such Losses), (ii) second, at the Parent Indemnified Person’s option, to the extent that amounts are recoverable in respect of such Losses under the terms and conditions of the Policies (and, for clarity, to the extent any retention under the Policies is applicable to any Loss, the amount of such retention shall be deemed to be not recoverable), if the amount then on deposit in the Indemnity Escrow Account is not sufficient to make the payment in full to such Parent Indemnified Person, under the Policies, in an amount equal to the amount of any such deficiency, and (iii) third, if the Parent Indemnified Person elects not to seek payment or reimbursement under the Policies, or the amount then remaining under the Policies and not subject to claims thereunder is not sufficient to make the payment or reimbursement in full to such Parent Indemnified Person, from the Holders in an amount equal to the amount of any such deficiency, calculated for each Holder in accordance with its Pro Rata Share.

(d)     With respect to any claims pursuant to Section 9.2.2(d), from the Healthcare Billing and HIPAA Escrow Account. Claims pursuant to Section 9.2.2(d) shall be satisfied through return by the Escrow Agent to Parent of such number of Remainder Escrow Parent Shares (the “Shares Subject to Claims”) as shall equal the applicable amount of Losses incurred by the Parent Indemnified Person divided by the greater of (i) the closing price of Parent Common Stock on the last trading day immediately prior to the date such claim is made by the Parent Indemnified Person (the “Claim Time Per Share Price”), and (ii) the Initial Value.

(e)     With respect to the Limitation Exceptions Claims against the Holders, (i) first, from the Indemnity Escrow Account (but only if and to the extent that Indemnity Escrow Funds are available to pay for such Losses), (ii) second, to the extent that amounts are recoverable in respect of such Losses under the terms and conditions of the Policies (and, for clarity, to the extent any retention under the Policies is applicable to any Loss, the amount of such retention shall be deemed to be not recoverable), if the amount then on deposit in the Indemnity Escrow Account is not sufficient to make the payment in full to such Parent Indemnified Person, under the Policies, an amount equal to the amount of any such deficiency, and (iii) third, after such time as the aggregate Losses that the Parent Indemnified Persons have suffered or incurred (that are of the type addressed by Section 9.2.1 or 9.2.2(a)) exceed the amount of coverage available under the Policies not subject to other claims thereunder, from the Holders in an amount equal to the amount of any such deficiency, calculated for each Holder in accordance with its Pro Rata Share; provided, however, that (1) the Parent Indemnified Person shall seek recovery under the Policies, and shall not seek indemnification from the Holders with respect to such Limitations Exception Claims under Section 9.2.2(a) if, and to the extent, there is coverage available under either Policy not subject to claims thereunder, and (2) in each case without the prior written consent of the Holders’ Representative, Parent shall not amend or modify either Policy or any provisions thereof to reduce the coverage available thereunder, or amend or modify either Policy or any provisions thereof in a manner that would be adverse to the Holders, in each case, without the prior written consent of the Holders’ Representative.

(f)     In the event any Parent Indemnified Person shall be entitled to receive payment or reimbursement of any amounts from a Holder pursuant to (b), (c) or (e) of this Section 9.2.5, as applicable, such amount shall be paid by each such Holder by wire transfer of immediately available funds to such Parent Indemnified Person to an account designated by such Parent Indemnified Person; provided, however, if the amount to be paid by a Holder exceeds the amount of cash merger consideration actually received by such Holder pursuant to Article 2, such deficiency shall be paid by such Holder to the Parent Indemnified Person by either, or a combination of, the following methods: (i) by wire transfer of immediately available funds to such Parent Indemnified Person in an amount equal to the number of shares of Parent Company Stock received and previously disposed of by such Holder multiplied by the Initial Value thereof (for the avoidance of doubt, any shares of Parent Common Stock released from the Healthcare Billing and HIPAA Escrow Account in satisfaction of a claim for indemnification under Section 9.2.2(d) shall not constitute shares previously disposed of by a Holder for purposes of this clause (i)); and (ii) by return to Parent of that portion of the Parent Company Stock received (or held in escrow for), and not disposed of, by such Holder. If any such deficiency is to be paid pursuant to subsection (ii), and the applicable shares of stock merger consideration are then the Remainder Escrow Parent Shares, such deficiency shall be satisfied through return by the Escrow Agent to Parent of such number of Remainder Escrow Parent Shares equal to the amount of the remaining deficiency divided by the greater of (i) the closing price of Parent Common Stock on the last trading day immediately prior to the date of such release and (ii) the Initial Value.

9.2.6.     Third Party Claims.

(a)     Notice of Claim. If any third party (i.e., any Person who is not a party to this Agreement or an Affiliate thereof) notifies an Indemnified Person with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification hereunder against an Indemnifying Party, then such Indemnified Person will promptly (and, in any event, within thirty (30) days) give written notice thereof to the Indemnifying Party, said notice to describe in reasonable detail all facts and circumstances then known to such Indemnified Person with respect to such Third Party Claim and the claimed items and amounts of Losses with respect thereto, as well as all provisions of this Agreement that are the bases for the indemnification claim with respect to such Third Party Claim, and said notice shall enclose all documents then in the possession of the Indemnified Person with respect to such Third Party Claim; provided, however, that, subject to Section 9.1, no delay on the part of the Indemnified Person in notifying the Indemnifying Party will relieve the Indemnifying Party from any obligation under this Article 9, except to the extent such delay actually and materially prejudices the Indemnifying Party.

(b)     Assumption of Defense. The Indemnifying Party shall be entitled to participate in the defense of any Third Party Claim that is the subject of a notice given by the Indemnified Person pursuant to Section 9.2.6(a). In addition, upon written notice to the Indemnified Person, the Indemnifying Party shall have the right to defend the Indemnified Person against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Person; provided, however, that if the Third Party Claim involves any material customer or material supplier of any of the Acquired Companies, the Indemnifying Party shall not be entitled to defend or assume control of the defense of such Third Party Claim and may not consent to the entry of any judgment or enter into any compromise or settlement with respect to, such Third Party Claim unless such Indemnifying Party agrees to be (or in the case of an indemnity claim brought under Section 9.2.1 or Section 9.2.2, the Holders’ Representative agrees on behalf of the Holders that the Holders will be) fully responsible for all Losses arising from or relating to such Third Party Claim, subject to the other limitations and procedures in this Article 9. In such event, the Indemnified Person may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim (though not of record, and shall not communicate with the Person asserting the Third Party Claim, or such Person’s Representatives, without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed)); provided, however, that if (i) there exists, or would reasonably be likely to exist, a conflict of interest that would make it inappropriate in the commercially reasonable judgment of the Indemnified Person for the same counsel to represent both the Indemnified Person and the Indemnifying Party, or (ii) the Indemnified Person elects to pursue one or more defenses or counterclaims available to it that are inconsistent with one or more of those that are being pursued by the Indemnifying Party in respect of such Third Party Claim or any litigation relating thereto, then the Indemnified Person may participate in the defense of (but not compromise or settle) such Third Party Claim and may retain its own counsel in each jurisdiction for which the Indemnified Person reasonably determines counsel is required, at the expense of the Indemnifying Party. Notwithstanding the foregoing, the Indemnifying Party shall not consent to the entry of any judgment or enter into any compromise or settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Person (such consent not to be unreasonably withheld, conditioned or delayed) unless such judgment, compromise or settlement (i) provides for the payment of money as sole relief for the claimant and (ii) subject to the making of such payment, results in the full and general release of such Indemnified Person from all liabilities arising from or relating to the Third Party Claim. For the avoidance of doubt, any amounts paid or to be paid by an Indemnifying Party in respect of its attorneys’ fees and other experts and professionals expenses incurred in connection with its defense, settlement or other resolution of any Third Party Claims, shall not be deemed to be Losses for purposes of this Article 9, and, in the case of any indemnification claim under Section 9.2.1, shall in no event be paid from the Indemnity Escrow Funds.

(c)     Indemnified Person’s Control. If: (i) the Indemnifying Party does not deliver the notice contemplated by Section 9.2.6(b) within thirty (30) days after the Indemnified Person has given notice of the Third Party Claim pursuant to Section 9.2.6(a), (ii) the Indemnifying Party is not entitled to assume, or does not reasonably promptly assume and continue to pursue the defense of, the Third Party Claim following notice of such election, (iii) a Parent Indemnified Person is the Indemnified Person and the anticipated Losses in respect of such Third Party Claim would, or would reasonably be expected to, exceed the then-remaining balance of the applicable cap on liability set forth in Section 9.2.4 of this Agreement (reduced by the aggregate amount of all pending claims against it), (iv) the Third Party Claim involves any violation of any Legal Requirement or is brought by a Governmental Authority, (v) the Third Party Claim seeks injunctive or other nonmonetary relief against the Indemnified Person or (vi) the Third Party Claim relates to potential criminal liability, the Indemnified Person may defend, and may consent to the entry of any judgment or enter into any compromise or settlement with respect to, the Third Party Claim at the expense of the Indemnifying Party; provided, however, that the Indemnifying Party will not be bound by the entry of any such judgment consented to, or any such compromise or settlement effected, without its prior written consent (which consent will not be unreasonably withheld, conditioned or delayed), and the Indemnifying Party will cooperate in good faith in all reasonable respects with the conduct of such defense by the Indemnified Person and shall be permitted to participate in such defense at its sole cost and expense.

(d)     Other Claims. In the event that any party to this Agreement proposes to make any claim for indemnification pursuant to this Article 9 and such claim does not involve a Third Party Claim, the Indemnified Person making the claim shall deliver on or prior to the last date such claim may be made pursuant to the terms of this Agreement, in addition to an indemnification claim notice, a certificate signed by the Indemnified Person or an officer of the Indemnified Person (the “Claim Certificate”) to the Indemnifying Party, which Claim Certificate shall (a) describe in reasonable detail all relevant facts giving rise or relating to the claim; (b) specify the Section or Sections of this Agreement under which such claim is made; and (c) specify in reasonable detail each individual item of Loss, including the amount thereof if reasonably ascertainable, if known, the date such Losses were incurred, properly accrued or are anticipated to be incurred and the misrepresentation or breach to which such Losses are related.

(e)     Policies. Notwithstanding the provisions set forth in clauses (b) and (c) of this Section 9.2.6 above, with respect to all claims for Losses made pursuant to Section 9.2.1 to the extent the procedures in this Section 9.2.6 are inconsistent with the procedures in the Policies with regard to matters such as settlement or defense of claims, the procedures in the Policies shall control but this does not relieve the Indemnified Party from its obligations to give notice to the Indemnifying Party under Section 9.2.6(a) or 9.2.6(d); provided, that the Holders and the Holders’ Representative shall not be obligated to indemnify any Parent Indemnified Person with respect to any settlement or other compromise of a Third Party Claim that is effected by an Insurer or Parent Indemnified Person without the prior written consent of the Holders’ Representative (not to be unreasonably withheld, conditioned or delayed).

9.2.7.     Remedies Exclusive. The parties covenant and agree that from and after the Closing the remedies provided for in this Article 9 and under the Indemnity Escrow Agreement shall constitute the sole and exclusive remedy for all Losses that any Indemnified Person may suffer or incur arising from, or directly or indirectly relating to, the Acquired Companies, this Agreement or the Contemplated Transactions, and the parties hereto hereby irrevocably waive any other rights or remedies (whether at law or in equity and whether based on contract, tort, statute or otherwise) that they may otherwise have had, now have or may in the future have against any of the other parties hereto or any of the respective direct or indirect Affiliates, officers, managers, directors, employees, advisors, stockholders, members, consultants, investment bankers, brokers, controlling persons, partners, managers or other representatives or agents thereof (each of whom shall be an express third party beneficiary hereof) arising from, or directly or indirectly relating to, the Acquired Companies, this Agreement or the Contemplated Transactions and covenant not to sue or otherwise assert any claim (or assist any other Person in suing or otherwise asserting any claim) encompassed by the foregoing covenant, agreement and waiver; provided, however, that, subject to Section 9.3, the foregoing shall not apply to claims of common law fraud based on the representations and warranties set forth in Sections 3 and 4, as applicable, and provided, further, that the foregoing shall not apply to the parties’ rights to seek specific performance as contemplated by Section 10.12 or a breach of contract action with respect to covenants to be performed after the Closing pursuant to this Agreement. Any Person who is sued or otherwise has a claim asserted against him, her or it in violation of this Section 9.2.7 may enforce the terms of this Section 9.2.7 directly as an express third-party beneficiary hereof.

9.2.8.     Tax Treatment. The parties will treat any payment received pursuant to this Article 9 as an adjustment to the Purchase Price for Tax and financial reporting purposes to the fullest extent permitted by applicable Legal Requirements.

9.3.     Acknowledgment. Each of Parent and Merger Sub acknowledges and agrees that (i) none of the Holders, the Holders’ Representative, the Acquired Companies or any of their respective Affiliates or Representatives has made or shall be deemed to have made, and neither Parent nor Merger Sub has relied on, any representation, warranty, covenant or agreement, express or implied, with respect to the Holders, the Holders’ Representative, the Acquired Companies, the Business, the subject matter of this Agreement or the Contemplated Transactions, or the accuracy or completeness of any information regarding the Holders, the Holders’ Representative, the Acquired Companies, the Business, the subject matter of this Agreement or the Contemplated Transactions furnished or made available to Parent, Merger Sub and their respective Representatives, other than the respective representations, warranties, covenants and agreements of the Company that are expressly set forth in this Agreement and (ii) none of the Holders, the Holders’ Representative, any of the Acquired Companies or any of their respective Affiliates or Representatives shall have or be subject to any liability to Parent, Merger Sub or any other Person resulting from or in connection with the dissemination to Parent, Merger Sub, Parent’s Representatives or any other Person or the use by Parent, Merger Sub, Parent’s Representatives or any other Person of any such information, including any information, documents or material made available to Parent, Merger Sub or Parent’s Representatives in any “data room”, management presentation or in any other form in connection with or expectation of the entry into this Agreement or the Contemplated Transactions.

9.4.     Third Party Remedies. If any Indemnified Person is at any time entitled (whether by reason of a contractual right, a right to take or bring a legal action, availability of insurance or otherwise) to recover from another Person (other than the Indemnifying Party or its Affiliates) any amount in respect of any matter giving rise to a Loss (whether before or after an Indemnifying Party has made a payment to the Indemnified Person hereunder and in respect thereof), the Indemnifying Party shall provide such reasonable support (not involving the incurrence of liabilities or payment of money that is not reimbursed by the Indemnified Person) as the Indemnified Person may reasonably request in connection therewith.

9.5.     No Right of Contribution. None of the Holders shall have any claim or right to contribution or indemnity from the Surviving Corporation, any of the Acquired Companies or any of the other Parent Indemnified Parties (including under any provisions of any Organizational Documents, as amended, of the Surviving Corporation or any of the Acquired Companies or any indemnification or similar agreement) with respect to any Losses or claims for indemnification pursuant to this Article 9 or other amounts required to be paid by any of the Holders pursuant to this Agreement.

10.	MISCELLANEOUS.

10.1.     Notices. Any notice, request, demand, claim or other communication required or permitted to be delivered, given or otherwise provided under this Agreement must be in writing and must be delivered personally, delivered by nationally recognized overnight courier service or sent by facsimile (subject to electronic confirmation of good facsimile transmission). Any such notice, request, demand, claim or other communication shall be deemed to have been delivered and given (a) when delivered, if delivered personally, (b) the Business Day after it is deposited with such nationally recognized overnight courier service, if sent for overnight delivery by a nationally recognized overnight courier service, or (c) the day of sending, if sent by facsimile prior to 5:00 p.m. (New York City time) on any Business Day or the next succeeding Business Day if sent by facsimile after 5:00 p.m. (New York City time) on any Business Day or on any day other than a Business Day, in each case, to the following address or, if applicable, facsimile number, or to such other address or addresses or facsimile number or numbers as such party may subsequently designate to the other parties by notice given hereunder:

If to the Holders’ Representative or, prior to the Closing, the Company, to it:

c/o Welsh, Carson, Anderson & Stowe

320 Park Avenue, Suite 2500

New York, NY 10022-6815

Facsimile: (212) 893-9575

Attention: Michael E. Donovan

with a copy (which shall not constitute notice):

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Facsimile: (212) 596-9090

Attention:  Christopher W. Rile

Christopher B. Parsons

If to Parent or Merger Sub or, following the Closing, the Company:

c/o Providence Service Corporation

64 E Broadway Blvd.

Tucson, AZ 85701

Facsimile: (520) 747-6605

Attention: General Counsel

with a copy (which shall not constitute notice):

Paul Hastings LLP

75 East 55th Street

New York, NY 10022

Facsimile: (212) 230-7777

Attention: Barry A. Brooks

Any party may change the address to which notices, requests, demands, claims, and other communications required or permitted hereunder are to be delivered by providing to the other parties notice in the manner herein set forth.

10.2.     Expenses of Transaction. Whether or not the Contemplated Transactions are consummated, except as otherwise specifically provided for in this Agreement, each of the parties hereto will assume and bear all expenses, costs and fees (including legal and accounting fees and expenses) incurred by such party in connection with the preparation, negotiation, execution and performance of this Agreement and the Escrow Agreement and the consummation of the Contemplated Transactions.

10.3.     Entire Agreement. The agreement of the parties that is comprised of this Agreement and the Escrow Agreement sets forth the entire agreement and understanding among the parties with respect to the subject matter thereof and supersedes any and all prior agreements, understandings, negotiations and communications (other than the Confidentiality Agreement), whether oral or written, relating to the subject matter of this Agreement or the Escrow Agreement.

10.4.     Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any provision hereof would, under applicable Legal Requirements, be invalid or unenforceable in any respect, each party hereto intends that such provision will be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Legal Requirements.

10.5.     Amendment. Subject to Section 10.6, no amendment or waiver of any provision of this Agreement will be valid and binding unless it is in writing and signed, in the case of any amendment to be effected prior to the Effective Time, by Parent and the Company, in the case of any amendment to be effected after the Effective Time, by Parent and the Holders’ Representative.

10.6.     Parties in Interest. Except as set forth in Section 7.6, Section 7.7, Section 9.2.7, and this Section 10.6, this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or will be construed to or will confer upon any other Person any right, claim, cause of action, benefit, obligation, liability or remedy of any nature whatsoever under or by reason of this Agreement, including by way of subrogation; provided, however, that each of the Holders shall be an express third beneficiary of the provisions of Article 2 of this Agreement and shall have the right to enforce such provisions to the same extent as if it was a party hereto (it being understood that, pursuant to Section 10.13, the Holders’ Representative is the sole and exclusive agent for the Holders in enforcing any rights or remedies of the Holders under this Agreement). Notwithstanding the immediately preceding sentence, the Lenders are express third party beneficiaries of any liability cap or other limitation on remedies or damages in this Agreement that are for the benefit of Parent and Merger Sub or the Lenders or their respective Affiliates, including those set forth in Section 8.3, this Section 10.6 and Sections 10.5, 10.8, 10.10 and 10.12 and such Sections may not be amended, modified or supplemented without the express written consent of the Lenders (unless such amendment is not adverse to the Lenders).

10.7.     Assignment. This Agreement and any rights and obligations hereunder may not be assigned, hypothecated or otherwise transferred by any party hereto (by operation of law or otherwise) without the prior written agreement of Parent and the Company or, after the Closing, Parent and the Holders’ Representative; provided, however, Parent may collaterally assign any of its rights, but not its obligations, under this Agreement to its Lenders. Any purported assignment, hypothecation or transfer in breach of this Section 10.7 shall be null and void ab initio.

10.8.     Governing Law. This Agreement, the rights of the parties hereunder, and all claims arising in whole or in part out of, related to, based upon, or in connection herewith or the subject matter hereof or the Contemplated Transactions (whether sounding in contract, tort, statute or otherwise) will be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction. Notwithstanding anything to the contrary herein, each party hereto hereby irrevocably agrees (i) that any dispute, claim or controversy of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, involving any Lenders or any of their respective Affiliates arising out of or relating to the transactions contemplated hereby, including the related financing, any related fee letter and engagement letter or the performance of services thereunder shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, and any appellate court thereof, (ii) not to bring or permit any of its Affiliates to bring or support any other Person in bringing any such dispute, claim or controversy of any kind or description in any other court, (iii) to waive any right to trial by jury in respect of any such dispute, claim or controversy of any kind or description, (iv) that a final judgment in any such dispute, claim or controversy of any kind or description shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law and (v) that any such dispute, claim or controversy of any kind or description shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State.

10.9.     Consent to Jurisdiction. Except as provided in Section 10.8 above, each party to this Agreement, by its execution hereof, hereby (a) irrevocably submits to the exclusive jurisdiction of the Delaware Court of Chancery (or, if but only if the Delaware Court of Chancery declines to accept jurisdiction, the Superior Court of the State of Delaware) for the purpose of any and all actions, suits or proceedings arising in whole or in part out of, related to, based upon or in connection with this Agreement or the subject matter hereof or the Contemplated Transactions (whether sounding in contract, tort, statute or otherwise), (b) waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, suit or proceeding any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action, suit or proceeding brought in one of the above-named courts should be dismissed on grounds of improper venue or forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other action, suit or proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (c) agrees not to commence or prosecute any such action, suit or proceeding other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, suit or proceeding to any court other than one of the above-named courts whether on the grounds of lack of personal jurisdiction, improper venue, inconvenient forum or otherwise. Each party hereby irrevocably (x) consents to service of process in any such action, suit or proceeding in any manner permitted by the laws of the State of Delaware; (y) agrees that service of process made in accordance with clause (x) or made by personal delivery or nationally recognized overnight courier pursuant to Section 10.1, will constitute good and valid service of process in any such action, suit or proceeding; and (z) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action, suit or proceeding any claim that service of process made in accordance with clause (x) or clause (y) does not constitute good and valid service of process.

10.10.     Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HERETO HEREBY WAIVES AND COVENANTS THAT IT SHALL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING IN WHOLE OR IN PART OUT OF, RELATED TO, BASED UPON, OR IN CONNECTION HEREWITH OR THE SUBJECT MATTER HEREOF OR THE CONTEMPLATED TRANSACTIONS (WHETHER SOUNDING IN CONTRACT, TORT, STATUTE OR OTHERWISE), INCLUDING AGAINST ANY LENDER IN CONNECTION WITH THE DEBT FINANCING. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.10 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

10.11.     Reliance. Each of the parties hereto acknowledges that it has been informed by each other party that the provisions of Sections 10.9 and 10.10 constitute a material inducement upon which such party is relying and will rely in entering into this Agreement, and each such party agrees that any breach by such party of any of the provisions of Sections 10.9 or 10.10 above would constitute a material breach of this Agreement.

10.12.     Specific Enforcement.

(a)     Each of the parties acknowledges and agrees that the other parties would be damaged irreparably in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or violated. Accordingly, each of the parties covenants and agrees that, without posting bond or similar undertaking, each of the other parties shall be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to the remedy of specific performance of this Agreement and the terms and provisions hereof in any action, suit or proceeding instituted in any court as specified in Section 10.9 having jurisdiction over the parties and the subject matter, in addition to any other remedy to which such party may be entitled, at law or in equity. Each party further covenants and agrees that, in the event of any action, suit or proceeding for specific performance in respect of such breach or violation, it shall not assert that a remedy at law would be adequate.

(b)     Notwithstanding the right of the Company to obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief described in Section 10.12(a) above, no such right may be enforced to cause the Merger to be consummated, unless:

10.12.1.     all conditions set forth in Article 5 were satisfied (except for delivery of certificates and other deliverables contemplated to be delivered at the Closing and which shall have been capable of being delivered on the date the Closing should have occurred pursuant to Section 2.2), at the time when the Closing would have occurred but for the failure of Parent and Merger Sub to complete the Closing at such time;

10.12.2.     Parent and Merger Sub are required to complete the Closing pursuant to Section 2.2;

10.12.3.     the Debt Financing has been funded or the lenders party to the Debt Financing Commitments have irrevocably confirmed in a written notice delivered to Parent that all conditions to the funding of the Debt Financing have been satisfied (other than any condition with respect to certificates or other deliverables contemplated to be delivered at the Closing) and the Debt Financing will be funded at the Closing;

10.12.4.     the Company has irrevocably confirmed in a written notice delivered to Parent that if specific performance under this Section 10.12 is granted and the Debt Financing is funded, then the Closing will occur; and

10.12.5.     Parent and Merger Sub have not consummated the Merger.

10.13.     Holders’ Representative.

10.13.1.     As an integral component of the terms and conditions of this Agreement and the Merger, the Holders’ Representative is hereby irrevocably appointed, authorized and empowered as the representative of the Holders and their respective successors and assigns and as the attorney-in-fact, with full power of substitution and re-substitution, and exclusive agent for and on behalf of each such Holder for purposes of this Agreement and the Escrow Agreement and is empowered to take such actions contemplated to be taken by the Holders’ Representative under this Agreement and the Escrow Agreement and such other actions on behalf of such Holders as it may deem necessary or appropriate in connection with, or to consummate, the Contemplated Transactions, including (i) taking all actions and making all filings on behalf of such Holders with any Governmental Authority or other Person necessary to effect the consummation of the Contemplated Transactions, (ii) making all determinations, decisions and judgments, making all filings, entering into all Contracts, to prosecute, defend, settle or otherwise compromise all Actions and claims and to take all other actions, in each case on behalf of all or any subset of the Holders as required by or in connection with this Agreement and the Escrow Agreement or the Contemplated Transactions, and providing any consents or waivers with respect to any of the foregoing, (iii) taking any and all other actions on behalf of all or any subset of the Holders and their respective successors and assigns as the Holders’ Representative may from time to time deem necessary or desirable to resolve or settle claims, disagreements, disputes or Actions under or relating to this Agreement or any Escrow Agreement or otherwise relating to the Contemplated Transactions, (iv) to receive process on behalf of any or all of the Holders and their respective successors and assigns in any claim or Action in any way relating to this Agreement, the Escrow Agreement or the Contemplated Transactions and to file any proofs of debt, claims and petitions as the Holders’ Representative may deem necessary, appropriate or desirable in connection therewith and to file and prosecute appeals from any decision, judgment or award rendered in any such Action, (v) enforcing any rights or remedies of any of the Holders under this Agreement or in connection with the Contemplated Transactions, (vi) negotiating and executing any waivers or amendments of this Agreement or the Escrow Agreement and (vii) taking all other actions that are either necessary or appropriate in its judgment for the accomplishment of the foregoing or contemplated by the terms of this Agreement or the Escrow Agreement. The Holders’ Representative hereby accepts such appointment.

10.13.2.     A decision, act, consent or instruction of the Holders’ Representative hereunder will constitute a decision, act, consent or instruction of all Holders and will be final, binding and conclusive upon each of such Holders, and the Escrow Agent and Parent may rely upon any such decision, act, consent or instruction of the Holders’ Representative as being the decision, act, consent or instruction of each and every such Holder.

10.13.3.     The Holders’ Representative will have the right to recover, at its sole discretion, from the Holders’ Representative Fund, prior to any distribution to the Holders, (i) the Holders’ Representative’s out-of-pocket expenses (including fees and charges of counsel, accountants or other agents) incurred in serving in that capacity and (ii) any amounts to which it is entitled pursuant to the indemnification provision in Section 10.13.5 (each item in clauses (i) and (ii) of this Section 10.13.3 referred to as a “Holders’ Representative Expenses”). In the event the amount of the Holders’ Representative Fund available to satisfy Holders’ Representative Expenses (the “Remaining Fund Property”) is insufficient to satisfy all Holders’ Representative Expenses, then each Holder will be obligated to pay its Pro Rata Share of the Holders’ Representative Expenses in excess of the Remaining Fund Property.

10.13.4.     The Holders’ Representative will incur no liability with respect to any action taken or suffered by any party in reliance upon any notice, direction, instruction, consent, statement or other document believed by the Holders’ Representative to be genuine and to have been signed by the proper person (and the Holders’ Representative will have no responsibility to determine the authenticity thereof), nor for any other action or inaction. In all questions arising under this Agreement or the Escrow Agreement, the Holders’ Representative may rely on the advice of outside counsel, and the Holders’ Representative will not be liable to any Holder for anything done, omitted or suffered in good faith by the Holders’ Representative based on such advice.

10.13.5.     The Holders will severally (each based on and limited to its Pro Rata Share) but not jointly indemnify the Holders’ Representative and hold the Holders’ Representative harmless against any loss, liability or expense incurred, on the part of the Holders’ Representative and arising out of or in connection with the acceptance or administration of the Holders’ Representative’s duties hereunder, including the fees and expenses of any legal counsel or other agents retained by the Holders’ Representative.

10.13.6.     In the event that the Holders’ Representative becomes unable or unwilling to continue in its capacity as Holders’ Representative, or if the Holders’ Representative resigns as a Holders’ Representative, a majority-in-interest of the Holders may, by written consent, appoint a new representative as the Holders’ Representative. Notice and a copy of the written consent appointing such new representative and bearing the signatures of a majority-in-interest of the Holders must be delivered to Parent and, if applicable, the Escrow Agent. Such appointment will be effective upon the later of the date indicated in the consent or the date such consent is received by Parent and, if applicable, the Escrow Agent. For the purposes of this Section 10.13, a “majority-in-interest of the Holders” means Holders representing in the aggregate a Pro Rata Share of greater than 50%.

10.13.7.     From time to time, as necessary (in the good faith judgment of the Holders’ Representative), the Holder’s Representative shall update the Pro-Rata Schedule by delivery of written notice to the Parent. Following the Closing, any payments to be made to the Stockholders shall be made to such Stockholders by the Surviving Corporation, or Escrow Agent, as applicable, in accordance with this Agreement, the Transmittal Documents and the Pro-Rata Schedule. Notwithstanding anything herein to the contrary, Parent and the Surviving Corporation shall not be liable for payment of any wrong amount to the Stockholders following the Closing to the extent such amount was calculated consistently by the Surviving Corporation using the percentages set forth in the Pro-Rata Schedule.

10.13.8.     Notwithstanding anything to the contrary contained in in this Agreement or any Escrow Agreement, (i) no Holder shall have any right to, or any interest or claim relating to the Escrow Funds or the Holders’ Representative Fund unless and until it has been finally determined in accordance with the terms and conditions of this Agreement or the Escrow Agreement that such funds or other property are to be distributed to such Holder in accordance with the terms and conditions of this Agreement or the Escrow Agreement, as applicable.

10.14.     No Waiver. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor will any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), or shall constitute a continuing waiver unless otherwise expressly provided. No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the party against whom such waiver is intended to be effective.

10.15.     Negotiation of Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

10.16.     Disclosure Schedules. The inclusion of any information in the Disclosure Schedules will not be deemed an admission or acknowledgment that such information is required to be listed in the Disclosure Schedules or that such items are material. The Disclosure Schedules are arranged in sections corresponding to the sections contained in this Agreement merely for convenience, and the disclosure of an item in one section of the Disclosure Schedules as an exception to a particular covenant, agreement, representation or warranty will be deemed adequately disclosed as an exception with respect to all other covenants, agreements, representations and warranties to the extent that the relevance of such item to such other covenants, representations, agreements or warranties is reasonably apparent, notwithstanding the presence or absence of a specific cross-reference thereto.

10.17.     Headings. The headings contained in this Agreement are inserted only for reference as a matter of convenience and in no way define, limit or describe the scope or intent of this Agreement, and will not affect in any way the construction, meaning or interpretation of this Agreement.

10.18.     Counterparts; Signature. This Agreement may be executed in any number of counterparts, and by the different parties hereto in separate counterparts, each of which will be deemed an original for all purposes and all of which together will constitute one and the same instrument. Signatures to this Agreement may be delivered by facsimile or pdf by any party and such signature will be deemed binding for all purposes hereof without delivery of an original signature being thereafter required.

[The remainder of this page is intentionally blank. Signatures follow.]

IN WITNESS WHEREOF, the parties have caused this Agreement and Plan of Merger to be executed by their respective duly authorized signatories as of the day and year first written above.

THE COMPANY:	CCHN GROUP HOLDINGS, INC.

	By:	/s/ Randy Dobbs
Name: Randy Dobbs
Title: CEO

PARENT:	THE PROVIDENCE SERVICE CORPORATION

	By:	/s/ Warren Rustand
Name: Warren Rustand
Title: CEO

MERGER SUB:	MATRIX ACQUISITION CO.

	By:	/s/ Warren Rustand
Name: Warren Rustand
Title: CEO

THE HOLDERS’ REPRESENTATIVE:	MM HOLDERS’ REPRESENTATIVE, LLC

	By:	/s/ Michael E. Donovan
Name: Michael E. Donovan
Title: President

Signature Page to Merger Agreement

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